08061437

Annual Report 2008

IMMUNOMEDICS,® INC.

CHAIRMAN'S MESSAGE

This has been a remarkable year for Immunomedics, both from a scientific and business perspective, because we have licensed another lead antibody so that our partner can assume the completion of clinical trials and eventual commercialization. As our CEO describes in her message, our clinical trials program has advanced both due to our own trials, as well as studies by cooperative research groups supported by the National Cancer Institute.

In the laboratory, we continue to expand our repertoire of promising humanized antibodies that have potential applications for the therapy of cancer and inflammatory diseases. But with the development of the Dock-and-Lock (DNL) platform technology, we are also focusing on how to make antibodies better – more potent and with broader applications. Instead of having the normal two binding arms, the new antibodies we are generating have up to six binding arms, thus making them different than the parental antibodies and in many ways more advantageous. Also, this technology allows us to construct antibodies that bind to two different antigens on a cancer cell, such as CD22 and CD20 in B-lymphomas. We have used this as a proof-of-principle for making bispecific, multivalent antibodies, and now we will progress to applying this technology to targets on solid cancers, especially those that have the highest mortality rates in our population.

We also have an active program developing antibody-drug conjugates (ADCs). This new field of antibody research is rapidly growing, with many companies vigorously pursuing new product opportunities. Our focus is on SN-38, the active metabolite of CPT-11 (irinotecan) used clinically for the treatment of colorectal, breast, lung, and brain cancers. To reduce the toxic side effects of SN-38 and increase its therapeutic efficacy, we have created several bifunctional SN-38 derivatives with our proprietary humanized antibodies. Preclinical therapy data, which have been presented at prestigious scientific meetings, revealed significant survival benefits in human tumor-bearing animals receiving antibody-SN-38 conjugates, compared to groups receiving equidoses of a mixture of the antibody and SN-38, or untreated animals. After peer review, our researchers were awarded a Phase-II small business innovation research grant from the National Cancer Institute to support this work.

Last year, I pointed out that TF2, a bispecific, trivalent, antibody for pretargeted imaging and therapy of cancers expressing carcinoembryonic antigen (CEA or CEACAM5), is the leading DNL construct for further development. I am pleased to report that TF2 will be evaluated in a number of investigator-sponsored clinical trials for pretargeted imaging and therapy of colorectal and small-cell lung cancers. Enrollment in the United States for colorectal cancer is expected to begin before the end of this calendar year, and studies in calendar year 2009 will also be conducted in The Netherlands, Germany, and France.

Another exciting compound for us is our humanized antibody, hPAM4, which we have labeled with the powerful radioisotope, yttrium-90, for the treatment of pancreatic cancer. As presented at our recent R&D Day event, this radiolabeled antibody, when combined with the radiation sensitizer, gemcitabine, produced CT- and PET-based improvements in the first two patients with advanced stage pancreas cancer who entered our trial. Although I like to be cautious about early clinical results, pancreatic cancer is such a devastating disease that I cannot restrain my optimism that we may be able to make a meaningful contribution to its control. Consequently, we plan to develop this niche product on our own, at least until we can assess its full commercial potential.

This strategy complements with the co-promotion option we secured in the Nycomed deal for the treatment of immune thrombocytopenic purpura with veltuzumab given subcutaneously.

Thus, we believe we are well positioned to become a fully integrated biopharmaceutical company once our two most advanced product candidates, epratuzumab and veltuzumab, are commercialized. I can think of no more satisfying achievement than bringing new and effective drugs to cancer patients, which will, hopefully, also reward our shareholders and impart pride to our employees.

Sincerely,

David M. Goldenberg, ScD, MD
Chairman and Founder

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2008.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number: 0-12104

IMMUNOMEDICS, INC.

(Exact name of registrant as specified in its charter)

Delaware **(State of incorporation)**	**61-1009366** **(I.R.S. Employer Identification No.)**
300 American Road, Morris Plains, New Jersey **(Address of principal executive offices)**	**07950** **(Zip Code)**

Registrant's telephone number, including area code: (973) 605-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

Series G Junior Participating Preferred Stock, $0.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates computed by reference to the price at which the common stock was last sold as of December 31, 2007 was $174,000,000. The number of shares of the registrant's common stock outstanding as of August 26, 2008 was 75,107,164.

Documents Incorporated by Reference:

Certain information required in Part III of this Annual Report on Form 10-K will be set forth in, and incorporated from the registrant's Proxy Statement for the 2008 Annual Meeting of Stockholders, which will be filed by the registrant with the Securities and Exchange Commission not later than 120 days after the end of the registrant's fiscal year ended June 30, 2008.

PART I

Item 1. *Business*

Introduction

Immunomedics is a New Jersey-based biopharmaceutical company primarily focused on the development of monoclonal, antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. We have developed a number of advanced proprietary technologies that allow us to create humanized antibodies that can be used either alone in unlabeled or "naked" form, or conjugated with radioactive isotopes, chemotherapeutics or toxins, in each case to create highly targeted agents. Using these technologies, we have built a pipeline of therapeutic product candidates that utilize several different mechanisms of action. We have exclusively licensed our product candidate epratuzumab, to UCB S.A., or UCB, for the treatment of all autoimmune disease indications worldwide. Epratuzumab's most advanced clinical testing is for the treatment of systemic lupus erythematosus, or SLE, and in non-Hodgkin's lymphoma, or NHL. At present, there is no cure for lupus and no new lupus drug has been approved in the U.S. in the last 40 years. We have retained the rights for epratuzumab in oncology indications, subject to UCB's buy-in option, and are advancing trials in lymphoma and in childhood acute lymphoblastic leukemia, or ALL, in cooperation with National Cancer Institute Study Groups. In addition, we have exclusively licensed our product candidate veltuzumab, in the subcutaneous formulation, to Nycomed GmbH, or Nycomed, for the treatment of all non-cancer indications. We have retained the rights to develop, manufacture and commercialize veltuzumab in the field of oncology. We are conducting clinical trials with intravenous veltuzumab in patients with NHL and immune thrombocytopenic purpura, or ITP, subcutaneous veltuzumab in NHL, ITP and chronic lymphocytic leukemia, or CLL, ^{90}Y-epratuzumab for the therapy of patients with lymphoma, ^{90}Y-*h*PAM4 combined with gemcitabine for pancreatic cancer therapy, and milatuzumab (anti-CD74 humanized antibody) as a therapy for patients with multiple myeloma, or MM, NHL, and CLL. We also have a majority ownership in IBC Pharmaceuticals, Inc., which is developing a novel Dock-and-Lock methodology, or DNL, for making fusion proteins and multifunctional antibodies, and a new method of delivering imaging and therapeutic agents selectively to disease, especially different solid cancers (colorectal, lung, pancreas, etc.), by proprietary, antibody-based, pretargeting methods. We are working to advance this new technology into clinical testing. We believe that our portfolio of intellectual property, which includes approximately 116 patents issued in the United States and more than 295 other patents issued worldwide, protects our product candidates and technologies.

Therapeutic Product Candidates

We currently have antibody product candidates in clinical development targeting B-cell non-Hodgkin's lymphoma, or NHL, other B-cell mediated diseases and various solid tumors. All of our therapeutic product candidates are "humanized" antibodies, which means that the portion of the antibody derived from mouse (murine) DNA sequences is generally less than 10%.

We believe that each of our antibodies has therapeutic potential either when administered alone or when conjugated with therapeutic radioisotopes (radiolabeled), chemotherapeutics or other toxins to create unique and potentially more effective treatment options. The attachment of various compounds to antibodies is intended to allow the delivery of these therapeutic agents to tumor sites with increased specificity than conventional radiation therapy or chemotherapeutic approaches. This treatment method is designed to reduce the total exposure of the patient to the therapeutic agents, which ideally minimizes debilitating side effects. We are currently focusing our efforts on unlabeled, or "naked" antibodies and antibodies conjugated with drugs or toxins, and on the use of radioisotopes, such as Yttrium-90, sometimes referred to as Y-90, and Iodine-131, sometimes referred to as I-131.

We also have a number of other product candidates that target solid tumors and hematologic malignancies, and other diseases, in various stages of pre-clinical development, although it is too early to assess which of these, if any, will merit further evaluation in clinical trials. In an effort to permit an effective use of our resources, our clinical development focus has been reduced to five different antibodies in a limited number of indications.

CD22 Program: Epratuzumab

Our most advanced therapeutic product candidate, epratuzumab, is a humanized antibody which targets CD22, an antigen found on the surface of B-lymphocytes, a type of white blood cells. Epratuzumab does not evoke substantial anti-epratuzumab antibodies in NHL patients, even after repeated dosing, making it a potentially good candidate for treating patients with a chronic, autoimmune disease. As noted above, we have licensed epratuzumab to UCB for the treatment of all autoimmune disease indications worldwide. We have retained the rights for oncology indications for which UCB has been granted a buy-in option.

In June 2008, UCB reported at the annual European Congress of Rheumatology, or EULAR, data from the first placebo-controlled studies using epratuzumab in systemic lupus erythematosus, or SLE, patients which showed that epratuzumab treatment demonstrated clinically meaningful improvements in moderate and severe flaring SLE patients.

SLE is a chronic and potentially fatal autoimmune disease with a variable and unpredictable course. It can affect any part of the body, but most often harms the heart, joints, skin, lungs, blood vessels, liver, kidneys and nervous system and is characterized by periods of flares, or exacerbations, interspersed with periods of improvement or remission. Although the exact function of CD22 is not fully understood, it is known to be involved in B-cell development, function and survival. B-cells are known to contribute to SLE by producing antibodies against the body's own tissues, causing the body's immune system to turn on itself, attacking cells and tissue and resulting in inflammation and tissue damage.

The clinical studies presented at EULAR indicated that flaring SLE patients treated with epratuzumab experienced reduced disease activity and were less reliant on the use of steroids to control the disease than those receiving placebo. The incidence of adverse events was similar for the epratuzumab and placebo groups.

In the studies, 90 patients were randomized to receive epratuzumab 360 or 720 mg/m^2 infusions at weeks 0, 1, 2 and 3, with subsequent treatment cycles of two infusions one week apart, every 12 weeks, for up to four treatment cycles over a 48-week period. The efficacy endpoints included a reduction in disease activity, as measured by the British Isle Lupus Assessment Group, or BILAG, Activity Index, steroid sparing and improvements in both physician and patient global disease activity assessments. Both doses of epratuzumab resulted in clinically meaningful reductions in Total BILAG scores versus placebo from week 4 through to week 48 and reduced steroid use. Also, according to physician and patient global assessment scores, patients treated with epratuzumab showed improvement compared with the placebo group, with a high degree of correlation between the patient and physician global assessments. Additionally, epratuzumab appeared to be well-tolerated in these studies, with a similar safety profile as placebo. The incidence of serious adverse events, adverse events in particular reflecting infections and infusion-related reactions, were similar across active and placebo treatments.

UCB has initiated a new Phase IIb clinical study program for epratuzumab, which consists of two studies. The primary objective of the Phase IIb program is to assess the dose response and the dose frequency for epratuzumab. UCB has stated that results from the new study are expected in the second half of fiscal year 2009.

Epratuzumab has received Fast Track Product designation from the U.S. Food and Drug Administration, or FDA, for the treatment of patients with moderate and severe SLE.

In oncology, epratuzumab is being studied in three National Cancer Institute-sponsored clinical trials involving the North Cancer Center Treatment Group, or NCCTG, the Children's Oncology Group, or COG, and the Cancer and Leukemia Group B, or CALGB.

The NCCTG is evaluating the addition of epratuzumab to rituximab and combined cyclophosphamide, doxorubicin, vincristine, and prednisone chemotherapy, or ER-CHOP, to treat patients with newly diagnosed diffuse large B-cell lymphoma, or DLBCL.

According to the American Cancer Society, in 2008, an estimated 66,120 new cases of NHL will be diagnosed and about 19,160 Americans will die from the malignancy. DLBCL is an aggressive subtype of NHL, which makes up about 33% of the disease in the United States, making it the most common type of NHL in this country. Originated in the lymph nodes, this lymphoma can spread rapidly in the body. DLBCL can affect any age group but occurs mostly in older people. About 40% to 50% of DLBCL patients are cured with therapy.

In June 2008, NCCTG, led by Mayo Clinic, Rochester, MN, reported interim results from their Phase II open-label study at the 44th annual meeting of the American Society of Clinical Oncology. Seventy-eight patients with previously untreated DLBCL were eligible to participate in the study with a primary endpoint of event-free survival, or EFS, at 12 months and planned interim analysis after 34 evaluable patients. At the time of reporting, EFS for 34 interim analysis patients was 85% (29 out of 34). Overall, 95% of patients responded (72 out of 76), including 47 complete responses (62%) and 25 partial responses (33%).

Patients in this study received epratuzumab at 360 mg/m^2, followed by rituximab at 375 mg/m^2, and a standard dose of CHOP every 3 weeks for 6 cycles. The ER-CHOP regimen, which was easily administered to patients, was found to be safe with little added toxicity over R-CHOP.

Results from the feasibility phase of this study on 15 patients had been reported in *Cancer* in 2006 by Mayo Clinic. Overall response rate was 87% (13 out of 15) with event-free survival and overall survival at 1 year of 93% and 100%, respectively.

The COG Phase II study is combining epratuzumab with standard chemotherapy in children with relapsed B-precursor ALL. In June 2007, results from the feasibility portion of this study were presented at the 43rd annual meeting of the American Society of Clinical Oncology.

Fifteen patients with CD22-positive ALL in marrow relapse were enrolled in the feasibility portion of the study. Nine patients were in first and three patients in second or later marrow relapse. Epratuzumab was given alone at 360 mg/m^2 twice weekly for two weeks followed by 4 weekly doses of epratuzumab in combination of standard cytotoxic chemotherapy. Within 24 hours of the 6-week treatment period, surface CD22 antigen was not detected on peripheral blood leukemic blasts in all but one of the 12 assessable patients, indicating effective targeting of leukemic cells by epratuzumab. At the time of reporting, 9/12 patients (75%) achieved a complete remission, of whom 7 showed no residual disease by flow cytometry; 1 patient had a partial response, 1 stable disease, and 1 with disease progression.

The most common toxicities were grade-1/2 infusion reactions, which occurred during the initial infusions only. Two non-hematological dose-limiting toxicities occurred. One patient had a grade-4 seizure of unclear etiology and one patient had asymptomatic grade-3 transaminase elevation that returned to baseline prior to the next treatment cycle. All patients were able to resume infusions at a slower rate after additional premedication.

In March 2008, the CALGB initiated a Phase II study evaluating the combination of epratuzumab and rituximab in patients with previously untreated follicular NHL. Fifty-eight adult patients with CD20-positive follicular NHL are expected to enroll in this open-label, multi-center study with the objectives of determining the response rate (overall and complete) at 12 months and time to progression after extended induction therapy comprising epratuzumab and rituximab. Final data collection date for primary outcome measure is estimated to be in April 2010.

While the clinical results to date have been encouraging, we are not able to determine when, if ever, epratuzumab will be approved for sale in the U.S. or anywhere else. Even if it is approved, there can be no assurance that it will be commercially successful or that we will ever receive revenues equal to the expenses incurred relating to this product candidate.

CD22-Y-90 Program

IMMU-102 (Y-90-labeled epratuzumab) is our radiolabeled CD22 antibody product candidate being evaluated in a Phase I/II study in patients with NHL in Europe. Radioimmunotherapy, or RAIT, combines the targeting power of monoclonal antibodies with the cell-damaging ability of localized radiation. When infused into a patient, these radiation-carrying antibodies circulate in the body until they locate and bind to the surface of specific cells, and then deliver their cytotoxic radiation more directly to the cells. This therapy, unlike chemotherapy, mainly selects cancer cells, has fewer side effects, and may be administered on an outpatient basis.

The Phase I/II European study has completed its targeted enrollment of 64 adult patients with documented B-cell NHL who had failed one or more regimen therapies, including rituximab. Results from this study were presented at the 44th annual meeting of the American Society of Clinical Oncology in June 2008.

At the time of reporting, 61 patients were evaluable with an overall objective response rate of 64% and a complete response rate of 49%. Complete responses appear durable with 15 patients remaining disease free for more than 1 year, including 5 continuing for 2-4 years. Both the objective and complete response rates appear to increase with higher cumulative doses. Sixteen patients were treated at the highest fractionated dose level resulting in 37.5-40 mCi/m^2 total Y-90 administered in two or three doses. The overall objective response rate for this group was 100%, and the complete response rate was 75%. The highest cumulative Y-90 dose level reported in this study was 45 mCi/m^2, which is more than two-fold higher than the maximum allowable dose of 32 mCi currently approved for ibritumomab tiuxetan. Importantly, responses to the RAIT were seen in patients with different types of NHL, in both rituximab-naïve and treated patients, and in the subgroup of patients who had failed to respond to their last therapy, had bulky disease, and elevated lactic dehydrogenase.

CD20 Program: Veltuzumab

Similar to CD22, CD20 is an antigen that is expressed on B-lymphocytes. Current biological therapy with monoclonal antibodies for NHL includes rituximab, a chimeric antibody comprised of one-third mouse and two-thirds human protein that binds to the CD20 antigen. Constructed using the same donor frameworks as epratuzumab, veltuzumab is an anti-CD20 monoclonal antibody having 90-95% human antibody sequences.

At the 44th annual meeting of the American Society of Clinical Oncology in June 2008, we reported that veltuzumab produced a relatively high complete response rate of 27% in patients with follicular NHL, and that such results were achieved even when given at doses about 75% lower than rituximab's approved dose of 375 mg/m^2.

The results were obtained from an open-label, multi-center, Phase II trial in which 82 adult patients with CD20-positive B-cell NHL, most relapsing after prior therapies, including rituximab, had been enrolled. At the time of reporting, there were 81 evaluable patients, of which 55 had follicular lymphomas and 26 had non-follicular lymphomas.

Overall, the objective response rate was 41% (partial and complete responses), with 21% of patients having a complete response. In the 55 patients with follicular lymphoma, 44% had an objective response, and 27% completely responded. In the non-follicular lymphoma group, the objective response rate was 35%, with a complete response rate of 27%. These findings were for all dose groups, ranging from 80 mg/m^2 to 750 mg/m^2 once-weekly for 4 weeks. At the low doses of 80 and 120 mg/m^2, objective response rates were 22% (2 of 9) and 41% (7 of 17), respectively.

Veltuzumab is currently being studied in two Phase I/II trials. Early results indicated that at single absolute doses as low as 80 mg, the humanized anti-CD20 antibody depletes more than 99% of circulatory B cells when given subcutaneously to NHL patients and produces complete responses in patients with ITP after a single intravenous infusion.

On July 11, 2008 we entered into a license and collaboration agreement with Nycomed, the Nycomed Agreement, providing Nycomed an exclusive worldwide license to develop, manufacture, and commercialize veltuzumab in the subcutaneous formulation, for the treatment of all non-cancer indications. Nycomed has disclosed that it is its' intention to pursue rheumatoid arthritis, or RA as the primary indication. Under the terms of the Nycomed Agreement, we retain the right to develop veltuzumab in the field of oncology. In addition, we will continue the ongoing Phase I/II study in ITP and Nycomed will reimburse us for all expenses incurred in connection with this study.

PAM4-Y-90 Program

PAM4 labeled with Y-90 or IMMU-107 is our solid tumor therapeutic product candidate. It is a humanized monoclonal antibody highly specific for pancreatic cancer. Preclinical studies in mice with transplanted human pancreatic cancer have demonstrated that the antibody labeled with Y-90 has activity by itself as well as in combination with gemcitabine, a radiosensitizing chemotherapeutic that is commonly used to treat this disease.

We presented initial results from a Phase I dose-escalation study in patients with unresectable and metastatic pancreatic cancer at the 54th annual meeting of the Society of Nuclear Medicine in June 2007. Stage III pancreatic cancer patients who have failed one line of chemotherapy and Stage IV patients with or without a history of systemic therapy were eligible for the open-label, multicenter study. Prior to therapy, all patients received a diagnostic dose of *h*PAM4 labeled with the radioisotope, indium-111, to ensure an acceptable distribution within the body and radiation dose to the pancreas for intended therapy. Patients then received a single infusion of ^{90}Y-*h*PAM4 with the Y-90 dose escalating in increments of 5 mCi/m^2 in groups of 3-6 patients. CT based measurements were used to evaluate tumor response 4, 8, and 12-weeks after therapy.

Results from 11 patients, of whom 9 had previously received systemic therapy predominantly with gemcitabine regimens, and 2 patients who were chemotherapy naïve, were reported at the meeting. In all patients, pre-therapy imaging with ^{111}In-*h*PAM4 showed acceptable distribution within the body and radiation dosage to the pancreas. ^{90}Y-*h*PAM4 was administrated at 15 mCi/m^2, 20 mCi/m^2 or 25 mCi/m^2. One patient showed shrinkage of a liver lesion. Two other patients have also had reported tumor shrinkage. All patients, however, showed disease progression at or after week 8. The maximum tolerated dose was 20 mCi/m^2 with bone marrow being the dose-limiting organ.

A new Phase Ib dose escalation study evaluating IMMU-107 using smaller Y-90 doses repeatedly and in combination with gemcitabine has begun patient enrollment. Assuming results from this and future clinical trials support regulatory approvals, we may consider taking this product candidate through to commercialization without a partner. However, there is no assurance that regulatory approval will be obtained.

CD74 Program: Milatuzumab

CD74 is a rapidly internalizing type-II transmembrane chaperone molecule associated with MHC class II. It actively directs transport from the cell surface to an endosomal compartment and as such is a unique target for antibody-drug immunoconjugate therapy. Also, recent evidence supports a role for CD74 as a signaling molecule in B-cell lymphoma survival. We have observed high expression of CD74 in human NHL and MM clinical specimens and cell lines, and have developed, milatuzumab, a naked humanized antibody targeting the CD74 antigen using the same constant regions of the heavy and light chains as epratuzumab, for the therapy of MM, NHL and CLL.

Milatuzumab is currently in Phase I/II multicenter clinical trials to evaluate its safety and tolerability in patients with multiple myeloma. Patients who have failed at least 2 prior therapies are being administered twice or three times weekly for 4 weeks in a dose-escalating scheme to determine the maximum tolerated dose and assess initial efficacy. A Phase I study of milatuzumab in NHL and CLL conducted by Weill Cornell Medical funded in part by the National Cancer Institute has begun patient enrollment. We have also initiated our own study in patients with NHL or CLL using different doses and dosing schedules.

The CD74 antibody conjugated with the cancer drug, doxorubicin is currently in preclinical development. Preclinical *in vitro* results demonstrated that the drug antibody conjugate binds specifically to CD74-expressing NHL and MM cell lines, and produces a cytotoxicity level approaching that of free doxorubicin. Antibody-targeted selective delivery of anticancer drugs against antigens expressed on cancer cells can potentially improve the therapeutic index of anticancer drugs. After we evaluate the initial experience in patients with naked milatuzumab, we will consider advancing this new drug immunoconjugate into the clinic.

CEA Program: Labetuzumab

We have developed another solid tumor therapeutic product candidate that targets carcinoembryonic antigen, or CEA or CEACAM5, expressed by cancers of the colon, rectum, breast, lung and other solid tumors. We are not currently conducting clinical trials with our unlabeled CEA antibody, labetuzumab; however we are providing clinical supplies for an investigator-sponsored Phase II clinical trial in Germany, evaluating repeat dosing of I-131-labeled CEACAM5 antibody, labetuzumab, in patients with resected liver metastases of colorectal cancer.

Results from the ongoing Phase II study were presented at the 44th annual meeting of the American Society of Clinical Oncology in June 2008. Forty colorectal cancer patients with liver metastases were screened for cancer by PET and CT scans. After surgery to remove liver metastases, all patients were treated with 40-50 mCi/m^2 I-131-labetuzumab. Following re-staging with PET and CT scans, 29 patients received a second RAIT treatment. All 40 patients received follow-up staging, which found no suspicious lesions in 23 patients (the adjuvant group), while 17 patients showed lesions suspicious of minimal residual or new malignant disease (the non-adjuvant group).

At the time of reporting, 57% of the patients in the adjuvant group remained disease-free, while in the non-adjuvant group only 24% reported no cancer relapse. In terms of overall survival, 91% of the adjuvant group are still alive, which has surpassed the results obtained from the first RAIT trial in which a single I-131 labeled labetuzumab application produced a 70% survival rate. In the non-adjuvant patients, the overall survival rate is 77%.

Given that at present there is no established adjuvant therapy to improve survival in colorectal patients following resection of liver metastases, we believe these results are encouraging and will need to be confirmed in a randomized, multi-treatment, multicenter trial. We also believe it is important to continue to employ rigorous post liver resection staging with PET and CT scans in future studies in order to better define truly adjuvant patients.

Research and Development Programs

We have historically invested heavily in our research and development programs, spending approximately $22,209,000 for these programs during fiscal year ended June 30, 2008, $19,841,000 for these programs during fiscal year ended June 30, 2007 and $22,781,000 for these programs during the fiscal year ended June 30, 2006. The increase in expense during the 2008 fiscal year was due to higher headcount and related salaries, employee benefits and increased patent expenses. The expense reduction during the 2007 fiscal year resulted primarily from the transfer of the Phase III clinical trials for epratuzumab for SLE to UCB in May 2006. The above discussion is a brief summary of our principal research and development programs as of August 15, 2008.

Other Antibody-Directed Therapy Approaches

Our majority-owned subsidiary, IBC Pharmaceuticals, Inc., or IBC, has been working on the development of novel cancer radioimmunotherapeutics using patented pre-targeting technologies with proprietary, bispecific antibodies.

A Phase I clinical trial conducted in France in patients with medullary thyroid cancer, or MTC, has been completed. This study has defined the maximum tolerated dose of the I-131 peptide, and the optimal dose of the bispecific CEA antibody and the administration of the bispecific antibody and the administration of the labeled peptide. Evidence of good tolerability and disease stabilization were published in *The Journal of Nuclear Medicine* in February 2006. Survival data were reported in the April 2006 issue of *Journal of Clinical Oncology*. Median overall survival in high-risk, treated patients was 110 months which was significantly longer than the median overall survival of 61 months seen in high-risk, contemporaneous untreated patients. Based on the positive outcome of this Phase I study, a multicenter Phase II study has been initiated. The primary objective of this study is to confirm feasibility and safety, and to assess efficacy in this rare disease which has very limited therapeutic options.

Preclinical studies with IBC continue for the development of new bispecific antibodies and peptides for improved targeting and treatment of cancer. They include tumor-targeting antibodies with multiple binding-arms and new carrier peptides that allow attachment of different kinds of therapeutic and diagnostic isotopes.

In April 2008, results from a pretargeted radioimmunotherapy study involving TF4, a new trivalent bispecific monoclonal antibody, were presented at the 2008 annual meeting of American Association for Cancer Research. TF4 has dual binding to the CD20 antigen and monovalent binding to a histamine-succinyl-glycine, or HSG, hapten and was constructed using our proprietary protein engineering platform technology called DNL. Targeted radiation was delivered as the yttrium-90-labeled HSG-peptide. This system was compared to yttrium-90-labeled veltuzumab, a direct targeting anti-CD20 humanized monoclonal antibody in mice bearing human non-Hodgkin's lymphoma transplants.

Results showed that whole body clearance of yttrium-90 from the pretargeted group was much more rapid than the direct targeting group. At the same time, the levels of radioactivity in tumors were higher in the pretargeted than in the direct-targeted animals. In pretargeting, maximum tumor uptake occurs within 1 hour, with tumor/blood ratios greater than 20:1 at 3 hours.

Pretargeted yttrium-90 labeled HSG-peptide was highly effective in controlling tumor growth and eliciting cures in animals with well-established lymphoma transplants, even at low doses. These results demonstrated that pretargeting radioimmunotherapy, when compared to a directly targeted radiolabeled antibody, improved anti-tumor responses with less toxicity in a human non-Hodgkin's lymphoma model.

In addition, at the 55th annual meeting of the Society of Nuclear Medicine in June 2008, preclinical results were presented on pretargeted radioimmunotherapy for pancreatic cancer which can be further improved when given in small fractions repeatedly, and in combination with gemcitabine.

The pretargeted therapy involved TF10, a bispecific DNL construct that binds to pancreatic cancer. Mice bearing human pancreatic cancer cells were first given the DNL-derived antibody. Sixteen hours later, yttrium-90-labeled HSG peptide was injected, and became bound by the bispecific antibody on the tumor, thus achieving selective targeting of the therapeutic.

This pretargeted system arrested the growth of established tumors without appreciable hematologic toxicity, and extended median survival time, or MST, to 4.9 weeks compared to 3.7 weeks from the untreated group. MST improved to 18.9 weeks when the pretargeted therapy was administered in 3 fractions, 1 fraction every 4 weeks in combination with gemcitabine. Gemcitabine alone had no significant effect on inhibiting tumor growth, extending MST to only 4.4 weeks. Results from a biodistribution and nuclear imaging study of TF10 in pancreatic cancer xenografts were recently published in the June 15, 2008, issue of *Cancer Research*.

At the same Society of Nuclear Medicine meeting, results from a pretargeted radioimmunoimaging study with another bispecific antibody TF2, and a peptide labeled with gallium-68 (Ga-68), a positron emission tomography, or PET, sensitive radioisotope, were reported. TF2 is a DNL construct that specifically targets the CEA or CEACAM5 antigen expressed in many human cancers, and the HSG peptide, which in this study was labeled with Ga-68 for PET imaging.

Mice bearing human colorectal cancer transplants were pretargeted with the DNL-construct and 16 hours later injected intravenously with the HSG peptide. Four bispecific antibody to peptide ratios, 10:1, 25:1, 50:1 and 100:1, were studied.

High specific uptake of TF2 in the tumor was obtained while blood levels were sufficiently low. The very high ratios produced excellent PET images of the tumor within 1 hour of Ga-68 injection suggesting that pretargeting with bispecific antibodies can be successfully applied to the imaging of cancer.

The ultimate goal of IBC is to offer cancer patients a more individualized treatment by combining improved molecular imaging with targeted therapy. Demonstrated tumors localized in imaging studies may predict a more appropriate group of patients that would respond to the subsequent therapy. In collaboration with outside investigators, we are now planning with IBC to test this new technology in patients.

Peptides

Since the pre-targeting methods being developed with IBC are showing very high tumor/normal tissue ratios, we have been working on creating a new class of diagnostic imaging agents using both traditional gamma-emitting isotopes, such as Technetium-99m (Tc-99m), and positron-emitting isotopes, such as fluorine-18 (F-18) and Gallium-68 (Ga-68). During the past year, we continued to refine our proprietary methods for the radiolabeling of peptides with F-18. This method will be generally applicable to the preparation of radioconjugates and will enable rapid evaluation of different peptide-receptor systems. Our goal is to improve the labeling process to the point where we will be capable of radiolabeling these peptides at clinical-scale using single-vial kits. In related work, similar synthetic methods have also been used to prepare peptides that can be radiolabeled with Tc-99m, Ga-68, Indium-111, Lutetium-177 and Yttrium-90, which are being applied to the bispecific pre-targeting technology that is being developed through IBC.

Dock-and-Lock Platform Technology

We have developed a new platform technology, called the Dock-and-Lock method, or DNL, which has the potential for making a considerable number of bioactive molecules of increasing complexity. DNL utilizes the natural interaction between two proteins, cyclic AMP-dependent protein kinase, or PKA, and A-kinase anchoring proteins, or AKAPs. The region that is involved in such interaction for PKA is called the dimerization and docking domain, or DDD, which always appears in pairs. Its binding partner in AKAPs is the anchoring domain, or AD. When mixed together, DDD and AD will bind with each other spontaneously to form a binary complex, a process termed docking. Once "docked," certain amino acid residues incorporated into DDD and AD will react with each other to "lock" them into a stably tethered structure. The outcome of the DNL method is the exclusive generation of a stable complex, in a quantitative manner that retains the full biological activities of its individual components. Diverse drugs, chemical polymers, proteins, peptides, and nucleic acids are among suitable components that can be linked to either DDD or AD. Since DDD always appears in pairs, any component that is linked to DDD will have two copies present in the final products. A description of the DNL platform technology was published in the September 15, 2007 Supplement issue of *Clinical Cancer Research*.

DNL method judiciously combines conjugation chemistry and genetic engineering to enable not only the creation of novel human therapeutics, but also the potential construction of improved recombinant products over those currently on the market. To that end, we have created two DNL-PEGylated interferon-alpha-2b (IFNα2b) molecules by site-specifically conjugating a large molecule called polyethylene glycol (PEG) to IFNα2b. In a separate study, 3 cytokines: erythropoietin (EPO), granulocyte-colony stimulating factor (G-CSF) and IFNα2b were selected to produce the DDD modules. Separately, AD modules were derived from five of the Company's proprietary humanized antibodies: epratuzumab, veltuzumab, *h*L243 (anti-HLA-DR), *h*734 (anti-indium-DTPA) and an antibody to an undisclosed target. Each antibody-AD module possesses two copies of the anchoring domain, and as such can anchor two cytokine-DDD modules. When combined, the two modules interact with each other exclusively in a predictable and quantitative manner to produce a complex that has four copies of a cytokine anchored onto a humanized antibody. As exemplified by the veltuzumab-IFNα2b complex, these novel antibody-based cytokines each retained the biological functions of its parental cytokine *in vitro*, with pharmacokinetic and targeting properties in mice comparable to the humanized antibodies selected.

As stated earlier, in collaboration with outside investigators and IBC, we plan to initiate a new clinical study using a DNL-derived bispecific antibody for the pretargeted imaging and therapy of cancer.

Patents and Proprietary Rights

Our Patents

We have accumulated a sizeable portfolio of patents and patent applications in the course of our research, which we believe constitutes a very valuable business asset. Some of these patents relate to our diagnostic imaging products and product candidates, while others relate to our therapeutic product candidates. Still others relate to our technologies and other discoveries for which no product candidate has yet been identified. As of August 15, 2008, this portfolio included 119 issued U.S. patents. In addition, as of such date the portfolio included more than 295 issued foreign patents, with a number of U.S. and foreign patent applications pending.

Our Licenses

We have obtained licenses from various parties for rights to use proprietary technologies and compounds. We also have certain rights with respect to patents and patent applications owned by the Center for Molecular Medicine and Immunology, or CMMI, by virtue of a license agreement between CMMI and us. Dr. Goldenberg is the founder, President and member of the Board of Trustees of CMMI. In addition, we have certain rights with respect to patents and patent applications assigned solely to the National Institutes of Health, or NIH, or jointly to NIH and us, as well as with respect to certain patent applications assigned to the University of Massachusetts. We also acquired rights to patents and patent applications assigned or licensed to IBC by virtue of our acquisition of a controlling interest in IBC.

Our Trademarks

The mark "IMMUNOMEDICS" is registered in the U.S. and 36 foreign countries and a European Community Trademark has been granted. Our logo is also registered in the U.S. and in two foreign countries. The mark "IMMUSTRIP" is registered in the U.S. and Canada. The mark "LEUKOSCAN" is registered in the U.S. and 11 foreign countries, and a European Community Trademark has been granted. The mark "LYMPHOSCAN" is registered in the U.S. and nine foreign countries, and a European Community Trademark has been granted. The mark "CEA-CIDE" is registered in the U.S. and 14 foreign countries, and a European Community Trademark has been granted. The mark "LYMPHOCIDE" is registered in the U.S., and a European Community Trademark has been granted. In addition, we have applied for registration in the U.S. for several other trademarks for use on products now in development or testing, and for corresponding foreign and/or European Community Trademarks for certain of those marks.

Our Trade Secrets

We also rely upon unpatented trade secrets, and there is no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that such rights can be meaningfully protected. We require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreement provides that all inventions conceived by such employees shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Third Party Rights

Our success also depends in part on our ability to gain access to third party patent and proprietary rights and to operate our business without infringing on third party patent rights. We may be required to obtain licenses to patents or other proprietary rights from third parties to develop, manufacture and commercialize our product candidates. Licenses required under third-party patents or proprietary rights may not be available on terms acceptable to us, if at all. If we do not obtain the required licenses, we could encounter delays in product development while we attempt to redesign products or methods or we could be unable to develop, manufacture or sell products requiring these licenses at all.

Strategic Partnering and Relationships

Nycomed GmbH

On July 11, 2008 we entered into the Nycomed Agreement providing Nycomed an exclusive worldwide license to develop, manufacture, and commercialize veltuzumab, our humanized anti-CD20 antibody in the subcutaneous formulation, for the treatment of all non-cancer indications. Under the terms of the Nycomed Agreement, we retain the right to develop veltuzumab in the field of oncology. In addition, we will continue its ongoing Phase I/II study in ITP and Nycomed will reimburse us for all expenses incurred in connection with this study. The Nycomed Agreement also provides us with an option to co-promote veltuzumab for the treatment of ITP in the United States. Under the terms of the Nycomed Agreement, we received an initial cash payment totaling $40 million (before fees) on August 21, 2008.

Nycomed is a privately owned pharmaceutical company that provides medicines for hospitals, specialists and general practitioners, as well as over-the-counter medicines in selected markets. Nycomed stated that as veltuzumab is the first anti-CD20 with a subcutaneous administration tested in clinical trials it has the potential to contribute to an improved safety profile versus the currently intravenously applied anti-CD20s by avoiding infusion-related side effects and increasing inconvenience for the patient via its subcutaneous route. Nycomed believes that anti-CD20's antibodies are considered to be one of the strongest growing segments within the RA market and offer additional market potential by extending into other autoimmune and inflammatory diseases.

UCB, S.A.

On May 9, 2006 we entered into the Development, Collaboration and License Agreement with UCB, S.A, or the UCB Agreement, providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab, our humanized CD22 antibody, for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, we retain the rights to develop epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to epratuzumab with respect to cancer indications at anytime prior to the first commercial sales thereof. If UCB exercises its buy-in right with respect to epratuzumab in the field of oncology, UCB will reimburse us for the development cost actually incurred, plus a buy-in fee.

UCB is solely responsible for the development, manufacturing and commercialization of epratuzumab for the treatment of all autoimmune indications and for the continuation of ongoing clinical trials in SLE, with Immunomedics responsible for supplying epratuzumab for the completion of clinical trials relating to SLE. We are also obligated to manufacture and supply epratuzumab, if needed and at UCB's request, for the initial commercial launch of epratuzumab for the treatment of SLE and for certain future clinical trials if necessary. The manufacturing requirements are limited by our present production capacity. UCB will have sole responsibility for all clinical development, regulatory filings and related submissions, as well as all commercialization activities with respect to epratuzumab in all autoimmune indications.

Other Collaborations

We conduct research on a number of our programs in collaboration with a not-for-profit organization called The Center for Molecular Medicine and Immunology, or CMMI, and its clinical unit, the Garden State Cancer Center. CMMI performs contracted pilot and pre-clinical trials in scientific areas of importance to us and also conducts basic research and pre-clinical evaluations in a number of areas of potential interest to us. Dr. David M. Goldenberg, our Chairman of the Board and Chief Scientific Officer and Chief Medical Officer, is the President and a Trustee of CMMI.

In fiscal year 2008, we received two Phase I Grant Awards. The first grant award in the amount of $134,000 was from the National Institutes of Health for a six- month period. The awarded project, entitled "Novel RNase-based immunotoxin for CD74-positive B-cell Malignancies", was to specifically evaluate a fusion protein composed of a mutant ranpirnase (a ribonuclease found in a certain species of frog) and a variant of milatuzumab (hLL1) for anti-tumor efficacy in SCID mice bearing MM or NHL human tumor xenografts with a single-dose or multiple-dose regimen. In addition, the Phase I study will also evaluate potential approaches to reduce nonspecific liver toxicity observed in the animal models.

The second Phase I Award was awarded by the National Institutes of Health in the amount of $115,000 for a six month period. The award granted by the Small Business Innovation Research Program, or SBIR, is entitled "Mab-based targeted chemotherapy for Lung Cancer." The goal of the award is to produce a safe and effective MAb-drug bioconjugate for the treatment of non-small-cell lung cancer. The study proposes to link a rapidly internalizing anti EGP-1 MAb, hR27, to a potent topoisomerase 1 inhibitor, SN-38, which is the pharmacologically active form of an anti-cancer drug, CPT-11. The study will be evaluated in human non-small-cell lung cancer xenografts in nude mice.

In fiscal year 2007, we received a Phase I Grant Award from the National Institute of Health for a six-month period. The award for $134,000 is entitled "Dock and Lock: novel protein engineering." The objective of this SBIR investigation is to evaluate TF2, a trivalent, bispecific antibody made by the DNL method, for its utility as a pretargeting agent for detecting and treating CEA-producing tumors with a diagnostic tool or therapeutic radionuclide. To date, we have demonstrated the feasibility of DNL to manufacture multivalent, multispecific antibodies that are easily purified to homogeneity with high yields, as well as to generate diverse bioactive molecules with improved pharmacological properties.

We also collaborate with numerous other academic and research centers. Our academic collaborators have included such institutions as the Erasme University Hospital, Brussels, Belgium; University of Nijmegen, The Netherlands; Institut national de la sante et de la recherche medicale, or INSERM, Nantes, France; University of Göttingen, Germany; University of Marburg, Germany; New York Presbyterian Hospital—Cornell Medical College; University of Massachusetts; Fox Chase Cancer Center; and Brigham & Women's Hospital-Harvard Medical School. We believe such ongoing research efforts may identify new and improved products and techniques for diagnosing and treating various cancers and infectious diseases.

Government Regulation

Regulatory Compliance

Our research and development activities, including testing in laboratory animals and in humans, our manufacture of antibodies, as well as the handling, labeling and storage of the product candidates that we are developing, are all subject to stringent regulation, primarily by the FDA in the U.S. and by comparable authorities in other countries. If for any reason we are unable to comply with applicable requirements there will likely occur various adverse consequences, including one or more delays in approval, or even the refusal to approve, product licenses or other applications, the suspension or termination of clinical investigations, the revocation of approvals previously granted, as well as fines, criminal prosecution, recall or seizure of products, injunctions against shipping products and total or partial suspension of production and/or refusal to allow us to enter into governmental supply contracts.

The process of obtaining requisite FDA approval is costly and time consuming even in the best of circumstances. For a new human drug or biological product to be marketed in the United States, current FDA requirements include: (i) the successful conclusion of pre-clinical tests to gain preliminary information on the product's safety; (ii) the filing with the FDA of an Investigational New Drug, or IND, to conduct human clinical trials for drugs or biologics; (iii) the successful completion of human clinical investigations to establish the safety and efficacy of the product candidate for its intended indication; and (iv) the filing and then acceptance and approval by the FDA of a New Drug Application, or NDA, for a drug product, or a Biological License Application, or BLA, for a biological product, in either case to allow commercial distribution of the drug or biologic.

Among the conditions for an NDA or a BLA approval is the requirement that the applicable manufacturing, clinical, pharmacovigilance, quality control and manufacturing procedures conform on an ongoing basis with current Good Clinical Practices, or GCP, current Good Manufacturing Practices, or GMP, and computer information system validation standards. Before approval of a BLA, the FDA will perform a pre-licensing inspection of clinical sites, manufacturing facilities and the related quality control records to determine its compliance with these requirements. To assure compliance, applicants must continue to expend time, money and effort in the area of training, production and quality control. After the applicant is licensed for the manufacture of any product, manufacturers are subject to periodic inspections by the FDA. We will also face similar inspections coordinated by the European Medicine Agency, or EMEA, by inspectors from particular European Union member states that conduct inspections on behalf of the European Union.

The drug approval process is similar in other countries and is also regulated by specific agencies in each geographic area. Approval by the FDA does not ensure approval in other countries. In addition, even if we can obtain drug approval in other countries, it may require considerable more time to obtain such approval in the U.S. In European Union countries, Canada, and Australia, regulatory requirements and approval processes are similar in principle to those in the U.S. and can be as rigorous, costly and uncertain. Additionally, depending on the type of drug for which an applicant is requesting approval, there are currently two potential tracks for marketing approval in European Union countries: mutual recognition and the centralized procedure. These review mechanisms may ultimately lead to approval in all European Union countries, but each method grants all participating countries some decision-making authority in product approval.

Orphan Drug Act

To date, we have successfully obtained Orphan Drug designation by the FDA under the Orphan Drug Act of 1983 for epratuzumab for non-Hodgkin's lymphoma, yttrium-90 labeled PAM4 for pancreatic cancer, labetuzumab for ovarian, pancreatic and small cell lung cancers, and milatuzumab (IMMU-115) for multiple myeloma and chronic lymphocytic leukemia. There can be no assurance, however, that our competitors will not receive approval of other different drugs or biologics for treatment of the diseases for which our products and product candidates are targeted.

Other Regulatory Considerations

We are also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, The Clean Air Act, and other current and potential future federal, state, or local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and various radioactive compounds. We believe that our procedures comply with the standards prescribed by state and federal regulations; however, the risk of injury or accidental contamination cannot be completely eliminated.

We are subject to the U.S. Foreign Corrupt Practices Act, which prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. Under this act, it is illegal to pay, offer to pay, or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Our present and future business has been and will continue to be subject to various other laws and regulations.

Pricing Controls

The levels of revenues and profitability of biopharmaceutical companies may be affected by the continuing efforts of government and third party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing reimbursement or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the U. S., there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Third Party Reimbursement

In addition, in the U. S. and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans. Third party payers are increasingly challenging the prices charged for medical products and services. We cannot assure you that any of our products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

Competition

Competition in the biopharmaceutical industry is intense and based significantly on scientific and technological factors such as the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing and marketing. We compete with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies. A number of companies, including Biogen Idec, Genentech, Glaxo SmithKline, Hoffmann-LaRoche, Human Genome Sciences, Seattle Genetics, Trubion Pharmaceuticals, Zymogenetics, Merck Serono, Genmab, Medarex, Amgen Inc., Bristol-Myers Squibb, Bayer Schering Pharma AG, Wyeth, AstraZeneca and Eli Lilly are engaged in the development of therapeutic autoimmune and oncology products. Many of these companies have significantly greater financial, technical and marketing resources than we do. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific, technical and professional personnel and consultants. Our ability to compete successfully with other companies in the biopharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

Marketing, Sales and Distribution

At present we have only limited marketing and sale capabilities as we focus our efforts on developing our therapeutic product candidates. We will continue to manufacture and market LeukoScan with our sales force and provide technical support directly to customers. We also have agreements with third parties to market LeukoScan® that provide customer support and distribution of the products.

Our European operations are headquartered in Darmstadt, Germany. We have also established sales representation in most major European markets. We service other markets through the appointment of local organizations that provide sales and marketing support as well as local product redistribution. We have a distribution agreement with Logosys Logistik GmbH, whereby Logosys packages and distributes LeukoScan® in the European Union. We will continue to evaluate future arrangements and opportunities with respect to other products we may develop in order to optimize our profits and our distribution, marketing and sales capabilities.

Manufacturing

We operate a large-scale bioreactor facility at our Morris Plains, New Jersey, location. This facility is used for the production of all of our therapeutic product candidates for clinical trials, and potentially for commercial quantities as well.

We manufacture LeukoScan® for commercial sale at our facility in Morris Plains, New Jersey. The Committee on Proprietary Medicinal Products of the European Commission approved the manufacturing facility and product manufacturing processes for LeukoScan in May 1998. In April 2005, we entered into an agreement with BAG GmbH, Lich, Germany for the final formulation, fill and lyophilization of Leukoscan. We also perform antibody processing and purification of all our therapeutic product candidates at this facility. We have scaled-up our antibody purification and fragmentation manufacturing processes for our diagnostic imaging agents to permit us to produce commercial levels of product. As part of the Nycomed Agreement we are responsible for the manufacture and sale to Nycomed for veltuzumab for a supply level indicated in the Nycomed Agreement at a price as defined in the Nycomed Agreement. As part of the UCB Agreement we are responsible for the manufacture of epratuzumab for the completion of the ongoing clinical trials relating to SLE, and if requested by UCB (and within our production capacity), to manufacture and supply the initial commercial launch of epratuzumab for the treatment of SLE and for certain future clinical trials for another autoimmune disease indication, if necessary.

Manufacturing Regulatory Considerations

In addition to regulating and auditing human clinical trials, the FDA regulates and inspects equipment, facilities and processes used in the manufacturing of such products prior to providing approval to market a product. If after receiving clearance from the FDA, a material change is made in manufacturing equipment, location, or process, additional regulatory review may be required. We must also adhere to current Good Manufacturing Practice and product-specific regulations enforced by the FDA through its facilities inspection program. The FDA also conducts regular, periodic visits to re-inspect equipment, facilities, and processes following the initial approval. If, as a result of these inspections, the FDA determines that our equipment, facilities or processes do not comply with applicable FDA regulations and conditions of product approval, the

FDA may seek civil, criminal or administrative sanctions and/or remedies against us, including the suspension of our manufacturing operations.

LeukoScan® and certain of our other imaging agents are derived from the fluids produced in mice. Regulatory authorities, particularly in Europe, have expressed concerns about the use of these fluids for the production of monoclonal antibodies. These regulatory authorities may determine that our quality control procedures for these products are inadequate. In the event we have to discontinue the use of mouse fluids, we may not have the resources at the time to acquire the necessary manufacturing equipment and expertise that we will need to make the changes in our development programs.

Employees

As of August 15, 2008, we employed 117 persons on a full-time basis, of whom 23 were in research and development departments, 16 of whom were engaged in clinical research and regulatory affairs, 54 of whom were engaged in operations and manufacturing and quality control, and 24 of whom were engaged in finance, administration, sales and marketing. Of these employees, 48 hold M.D., Ph.D. or other advanced degrees. We believe that while we have been successful to date in attracting skilled and experienced scientific personnel, competition for such personnel continues to be intense and there can be no assurance that we will continue to be able to attract and retain the professionals we will need to grow our business. Our employees are not covered by a collective bargaining agreement, and we believe that our relationship with our employees is excellent.

Corporate Information

We were incorporated in Delaware in 1982. Our principal offices are located at 300 American Road, Morris Plains, New Jersey 07950. Our telephone number is (973) 605-8200. In addition to our majority-owned subsidiary, IBC, we also have two foreign subsidiaries, Immunomedics B.V. in The Netherlands and Immunomedics GmbH in Darmstadt, Germany, to assist us in managing sales and marketing efforts and coordinating clinical trials in Europe. Our web address is www.immunomedics.com. We have not incorporated by reference into this Annual Report on Form 10-K the information on our website, and you should not consider it to be a part of this document.

Our reports that have been filed with the Securities and Exchange Commission, or SEC, are available on our website free of charge, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Copies of this Annual Report on Form 10-K may also be obtained without charge electronically or by paper by contacting Investor Relations, Immunomedics, Inc., 300 American Road, Morris Plains, New Jersey 07950 or by calling (973) 605-8200.

In addition, we make available on our website (i) the charters for the committees of the Board of Directors, including the Audit Committee, Compensation Committee and Nominating and Board Governance Committee, and (ii) the Company's Code of Business Conduct (the Code of Conduct) governing its directors, officers and employees. Within the time period required by the SEC, we will post on our website any modifications to the Code of Conduct, as required by the Sarbanes-Oxley Act of 2002.

The public may also read and copy the materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

Item 1A. *Risk Factors*

Factors That May Affect Our Business and Results of Operations

Our business is subject to certain risks and uncertainties, each of which could materially adversely affect our business, financial condition, cash flows and results of operations.

Risks Relating to Our Business, Operations and Product Development

We have a long history of operating losses and it is likely that our operating expenses will continue to exceed our revenues for the foreseeable future.

We have incurred significant operating losses since our formation in 1982, and have never earned a profit since that time. As of June 30, 2008, we had an accumulated deficit of approximately $242,000,000, including net losses of $22,909,000 and $16,656,000 for the years ended June 30, 2008 and 2007, respectively. In July 2008 we entered into an agreement with Nycomed GmbH, or Nycomed, providing Nycomed an exclusive worldwide license to develop, manufacture, and commercialize veltuzumab, our humanized anti-CD20 antibody veltuzumab in the subcutaneous formulation, for the treatment of all non-cancer indications. Under the terms of this agreement, we retain the right to develop veltuzumab in the field of oncology. As a result, we will continue to incur significant expenses relating to the development of veltuzumab for oncology indications. In addition, the Company will continue its ongoing Phase I/II study in immune thrombocytopenic purpura, or ITP. In May 2006, we entered into an agreement with UCB, S.A., or UCB, granting UCB the exclusive, worldwide license to develop, manufacture, market and sell epratuzumab, our humanized CD22 antibody, for all autoimmune disease indications. As part of this agreement UCB assumed the responsibility for conducting the Phase III SLE clinical trials we had designed and initiated. UCB subsequently decided to terminate these trials and establish new protocols under which new clinical trials for the treatment of SLE would be conducted. As a result of this decision, we are no longer able to determine when these clinical trials will take place nor how these decisions will impact our obligation period under the terms of the agreement with UCB. Therefore we have ceased amortizing to revenue the deferred revenue recorded with the receipt of the up front payments from UCB at the inception of the license agreement until such time as the obligation period is reasonably determinable. As of June 30, 2008 this deferred revenue reported on the balance sheet is $31,145,000.

The only significant product sales we have earned to date have come from the limited sales of our diagnostic imaging products. In addition, we have made the strategic decision to de-emphasize sales of our diagnostic products and focus on our therapeutic pipeline. We have never had product sales of any therapeutic product. We expect to continue to experience significant operating losses as we invest further in our research and development activities while simultaneously attempting to develop and commercialize our other therapeutic product candidates. If we are unable to develop commercially viable therapeutic products or to license them to third parties, it is likely that we will never achieve significant revenues or become profitable, either of which would jeopardize our ability to continue as a going concern.

Negative conditions in the global credit markets may impair the liquidity of our investment in auction rate securities.

Our short-term marketable securities consist of AAA rated auction rate securities at a value of $20.0 million. The continued negative conditions in the global credit markets have prevented some investors from liquidating their holdings of auction rate securities because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. If the credit markets do not improve, auctions for our invested amounts may continue to fail. If an auction continues to fail for securities in which we have invested, we may be unable to liquidate some or all of our auction rate securities at par. In the event we need or desire to access these funds, we will not be able to do so until a future auction on these investments is successful or a buyer is found outside the auction process. If a buyer is found, such buyer may only be willing to purchase the investments at price below par. Further, rating downgrades of the security issuer or the third-parties insuring such investments may further impact our ability to auction or sell these securities.

There can be no assurance that we will be able to recoup any of our investments in the auction rate securities. If we are not able to monetize some or all of our auction rate securities, we may suffer a loss and such loss could have a material adverse effect on our ability to finance our future ongoing operations.

We may not be able to sell some or all of our auction rate securities at an auction if the auction fails; that is, if there are more auction rate securities offered for sale than there are buyers for those auction rate securities. The relative buying and selling interest of market participants in our auction rate securities and in the auction rate securities market as a whole will vary over time, and such variations may be affected by, among other things, news relating to the issuer, the attractiveness of alternative investments, the perceived risk of owning the security (whether related to credit, liquidity or any other risk), the accounting or tax treatment accorded the instruments, reactions to regulatory actions or press reports, financial reporting cycles and market sentiment generally. Shifts of demand in response to any one or simultaneous particular events cannot be predicted and may be short-lived or exist for longer periods.

It is possible that the potential lack of liquidity in our auction rate security investments could adversely affect our liquidity and its ability to fund our operations. We cannot predict whether future auctions related to auction rate securities will be successful. We are currently seeking alternatives for reducing its exposure to the auction rate market, but may not be able to identify any such alternative. If we are not able to monetize some or all of its auction rate securities, we could suffer a loss and such loss could have a material adverse effect on our ability to finance our future ongoing operations.

Our most advanced therapeutic product candidates are still only in the clinical development stage, and will require us to raise capital in the future in order to fund further expensive and time-consuming studies before they can even be submitted for final regulatory approval.

Our most advanced therapeutic product candidates are still in the clinical development stage and will not be available for commercial sale any time soon, if ever. In order to complete the clinical development process for each of our product candidates, it will be necessary to invest significant financial resources, and devote a great deal of time and effort, just to reach the point where an application for final FDA or foreign regulatory approval can be submitted. In addition, we will need to raise additional capital to finance the costly process of obtaining approval for any of our current products should we get to that stage of product development.

Clinical trials involve the administration of a product candidate to patients who are already extremely ill, making patient enrollment often difficult and expensive. Moreover, even in ideal circumstances where the patients can be enrolled and then followed for the several months or more required to complete the study, the trials can be suspended, terminated or otherwise fail for any number of reasons, including:

- later-stage clinical trials may raise safety or efficacy concerns not readily apparent in earlier trials;
- unforeseen difficulties in manufacturing the product candidate in compliance with all regulatory requirements and in the quantities needed to complete the trial may be cost-prohibitive;

- while underway, the continuation of clinical trials may be delayed, suspended or terminated due to modifications to the clinical trial's protocols based on interim results obtained;
- our collaboration partner may suspend or cease trials in their sole discretion;
- during the long trial process, alternative therapies may become available which make further development of the product candidate impracticable; and
- if we are unable to obtain the additional capital we need to fund all of the clinical trials we foresee, we may forced to cancel or otherwise curtail some important trials.

Any failure or substantial delay in successfully completing clinical trials for our product candidates, particularly the ongoing trials for our most advanced product candidates, epratuzumab and veltuzumab, could severely harm our business and results of operation.

Should the clinical development process be successfully completed, our ability to derive revenues from the sale of therapeutics will depend upon our first obtaining FDA as well as foreign regulatory approvals, all of which are subject to a number of unique risks and uncertainties.

Even if we are able to demonstrate the safety and efficacy of our product candidates in clinical trials, if we fail to gain timely approval to commercialize our product candidates from the FDA and other foreign regulatory authorities, we will be unable to generate the revenues we will need to build our business. These approvals may not be granted on a timely basis, if at all, and even if and when they are granted they may not cover all the indications for which we seek approval. For example, while we may develop a product candidate with the intention of addressing a large, unmet medical need, the FDA may only approve the use of the drug for indications affecting a relatively small number of patients, thus greatly reducing the market size and our potential revenues. The approvals may also contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use, which could further narrow the size of the market. Finally, even after approval can be obtained, we may be required to recall or withdraw a product as a result of newly discovered safety or efficacy concerns, either of which would have a materially adverse effect on our business and results of operations.

In order to become a profitable biopharmaceutical company, we will need to raise significant amounts of additional capital. Because it can be difficult for a small-cap company like ours to raise equity capital on acceptable terms, we cannot assure you that we will be able to obtain the necessary capital when we need it, or on acceptable terms, if at all.

Even if our technologies and product candidates are superior, if we lack the capital needed to bring our future products to market, we will never be successful. We have obtained the capital necessary to fund our research and development programs to date primarily from the following sources:

- $40,000,000 from Nycomed in August 2008 to license the rights to develop, manufacture and commercialize veltuzumab for the treatment of all non-cancer indications;
- $38,000,000 from UCB in May 2006 to license the rights to develop, manufacture and commercialize epratuzumab for the treatment of all autoimmune disease indications;
- approximately $259,000,000 from the public and private sale of our debt and equity securities through June 30, 2008; and
- limited product sales of CEA-Scan® and LeukoScan®, licenses, grants and interest income from our investments.

With the Nycomed Agreement receiving Hart-Scott-Rodino antitrust approval in August 2008 and the receipt of the initial payments on August 21, 2008 related thereto, we believe we have adequate cash to fund our operations and research and development programs through the next twelve months. We intend to continue expending substantial capital on our research and development programs. We may need to raise additional capital in order to obtain the necessary regulatory approvals and then commercialize our therapeutic product candidates. Our capital requirements are dependent on numerous factors, including:

- the rate at which we progress our research programs and the number of product candidates we have in pre-clinical and clinical development at any one time;
- the cost of conducting clinical trials involving patients in the United States, Europe and possibly elsewhere;
- our need to establish the manufacturing capabilities necessary to produce the quantities of our product candidates we project we will need;
- the time and costs involved in obtaining FDA and foreign regulatory approvals;
- the cost of first obtaining, and then defending, our patent claims and other intellectual property rights;
- the success of Nycomed and UCB in meeting the clinical development and commercial milestones for veltuzumab and epratuzumab, respectively; and
- our ability to enter into licensing and other collaborative agreements to help off-set some of these costs.

There may be additional cash requirements for many reasons, including, but not limited to, changes in our research and development plans, the need for unexpected capital expenditures or costs associated with any acquisitions of other businesses, assets or technologies that we may choose to undertake. If we deplete our existing capital resources, we will be required to either obtain additional capital quickly, or else significantly reduce our operating expenses and capital expenditures, either of which could have a material adverse effect on us.

Our ability to raise future capital on acceptable terms will depend not only upon our operating performance, but also on conditions in the public and private debt and equity markets, as well as the overall performance of other companies in the biopharmaceutical and biotechnology sectors. Financing may not be available to us when we need it on terms we find acceptable, if at all. Furthermore, the terms of any such debt or equity financing may include covenants which limit our future ability to manage the business, contain preferences, privileges and rights superior to those enjoyed by holders of our common stock or cause substantial dilution to our existing stockholders.

If we cannot successfully and efficiently manufacture the compounds that make up our products and product candidates, our ability to sell products and conduct clinical trials will be impaired.

Our ability to conduct our pre-clinical and clinical research and development programs depends, in large part, upon our ability to manufacture our proprietary compounds in accordance with FDA and other regulatory requirements. While we have completed construction on the major expansion of our manufacturing facilities in New Jersey in anticipation of our current and future needs, we have no historical experience in manufacturing these compounds in significant quantities, and we may not be able to do so in the quantities and with the degree of purity that is required. We also have contractual obligations to produce certain quantities of epratuzumab within our existing capacity constraints. Any interruption in manufacturing at this site, whether by natural acts or otherwise, would significantly and adversely affect our operations, and delay our research and development programs.

We are dependent upon Nycomed for the final development and commercialization of veltuzumab for the treatment of all non cancer indications worldwide and upon UCB for the final development and commercialization of epratuzumab for the treatment of autoimmune disease indications worldwide and they may not be successful. In addition, our recognition of the amortization of the upfront payments from Nycomed and UCB is determined by the completion of our obligations as outlined in the Nycomed and UCB Agreements.

We have licensed the exclusive worldwide rights of our most advanced therapeutic compounds, *veltuzumab* (to Nycomed) and *epratuzumab* (to UCB). As a result, Nycomed and UCB are solely responsible, and we are depending upon them, for completing the clinical development of these compounds, obtaining all necessary regulatory approvals, and then commercializing and manufacturing the compounds for sale. If they do not fully perform their responsibilities under our agreements, or if the clinical trials to be conducted are not initiated, successful or are terminated by them for any other reason, our ability to commercialize these product candidates in the future, as well as other product candidates we have in development which are closely related to them, would be severely jeopardized. In such event, it is likely we would never receive any of the milestone payments or royalties that we are eligible to receive under our agreements with Nycomed and UCB, and our ability to fund the development and testing of our other product candidates would be adversely affected.

We will amortize the $40 million upfront payment received from Nycomed over the period of time of our expected obligations in accordance with the terms of our agreement with Nycomed. We will amortize the $38 million upfront payment received from UCB as revenue over the period of time of our expected obligations in accordance with the terms of our agreement with UCB.

We may not successfully establish and maintain collaborative and licensing arrangements, which could adversely affect our ability to develop and commercialize our product candidates. Our future collaboration partners may not adequately perform their responsibilities under our agreement, which could adversely affect our development and commercialization program.

A key element of our business strategy is to develop, market and commercialize our product candidates through collaborations with more established pharmaceutical companies. We may not be able to maintain or expand these licenses and collaborations or establish additional licensing and collaboration arrangements necessary to develop and commercialize our product candidates. Even if we are able to maintain or establish licensing or collaboration arrangements, these arrangements may not be on favorable terms and may contain provisions that will restrict our ability to develop, test and market our product candidates. Any failure to maintain or establish licensing or collaboration arrangements on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize our product candidates.

We expect to rely at least in part on third party collaborators to perform a number of activities relating to the development and commercialization of our product candidates, including the manufacturing of product materials, the design and conduct of clinical trials for our product candidates, and potentially the obtaining of regulatory approvals and marketing and distribution of any successfully developed products. Our collaborative partners may also have or acquire rights to control aspects of our product development and clinical programs. As a result, we may not be able to conduct these programs in the manner or on the time schedule we currently contemplate. In addition, if any of these collaborative partners withdraw support for our programs or product candidates or otherwise impair their development, our business could be negatively affected. To the extent we undertake any of these activities internally, our expenses may increase.

In addition, our success depends on the performance of our collaborators of their responsibilities under these arrangements. Some potential collaborators may not perform their obligations in a timely fashion or in a manner satisfactory to us. Because such agreements may be exclusive, we may not be able to enter into a collaboration agreement with any other company covering the same product field during the applicable collaborative period. In addition, our collaborators' competitors may not wish to do business with us at all due to our relationship with our collaborators. If we are unable to enter into additional product discovery and development collaborations, our ability to sustain or expand our business will be significantly diminished.

Our future success will depend upon our ability to first obtain and then adequately protect our patent and other intellectual property rights, as well avoiding the infringement of the rights of others.

Our future success will be highly dependent upon our ability to first obtain and then defend the patent and other intellectual property rights necessary for the commercialization of our product candidates. We have filed numerous patent applications on the technologies and processes that we use in the U.S. and certain foreign countries. Although we have obtained a number of issued U.S. patents to date, the patent applications owned or licensed by us may not result in additional patents being issued. Moreover, these patents may not afford us the protection we need against competitors with similar technologies or products.

The successful development of therapeutic products frequently requires the application of multiple technologies that may be subject to the patent or other intellectual property rights of third parties. Although we believe it is likely we will need to license technologies and processes from third parties in the ordinary course of our business, we are not currently aware of any material conflict involving our technologies and processes with any valid patents or other intellectual property rights owned or licensed by others. In the event that a third party were to claim such a conflict existed, they could sue us for damages as well as seek to prevent us from commercializing our product candidates. It is possible that a third party could successfully claim that our products infringe on their intellectual property rights. Uncertainties resulting from the litigation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Any patent litigation or other proceeding, even if resolved in our favor, would require significant financial resources and management time. Some of our competitors may be able to sustain these costs more effectively than we can because of their substantially greater financial and managerial resources. If a patent litigation or other proceeding is resolved unfavorably to us, we may be enjoined from manufacturing or selling our products without a license from the other party, in addition to being held liable for significant damages. We may not be able to obtain any such license on commercially acceptable terms, if at all.

In addition to our reliance on patents, we attempt to protect our proprietary technologies and processes by relying on trade secret laws, nondisclosure and confidentiality agreements and licensing arrangements with our employees and other persons who have access to our proprietary information. These agreements and arrangements may not provide meaningful protection for our proprietary technologies and processes in the event of unauthorized use or disclosure of such information. In addition, our competitors may independently develop substantially equivalent technologies and processes or otherwise gain access to our trade secrets or technology, either of which could materially and adversely affect our competitive position.

We face substantial competition in the biotechnology industry and may not be able to compete successfully against one or more of our competitors.

The biotechnology industry is highly competitive, particularly in the area of diagnostic and therapeutic oncology products. In recent years, there have been extensive technological innovations achieved in short periods of time, and it is possible that future technological changes and discoveries by others could result in our products and product candidates quickly becoming uncompetitive or obsolete. A number of companies, including Biogen Idec, Genentech, Glaxo SmithKline, Hoffmann-LaRoche, Human Genome Sciences, Seattle Genetics, Trubion Pharmaceuticals, Zymogenetics, Merck Serono, Genmab, Medarex, Amgen Inc., Bristol-Myers Squibb, Bayer Schering Pharma AG, Wyeth, AstraZeneca and Eli Lilly, are engaged in the development of therapeutic autoimmune and oncology products. Many of these companies have significantly greater financial, technical and marketing resources than we do. In addition, many of these companies have more established positions in the pharmaceutical industry and are therefore better equipped to develop, commercialize and market oncology products. Even some smaller competitors may obtain a significant competitive advantage over us if they are able to discover or otherwise acquire patentable inventions, form collaborative arrangements or merge with larger pharmaceutical companies.

We expect to face increasing competition from universities and other non-profit research organizations. These institutions carry out a significant amount of research and development in the field of antibody-based technologies, and they are increasingly aware of the commercial value of their findings. As a result, they are demanding greater patent and other proprietary rights, as well as licensing and future royalty revenues.

We may be liable for contamination or other harm caused by hazardous materials that we use in the operations of our business.

In addition to laws and regulations enforced by the FDA, we are also subject to regulation under various other foreign, federal, state and local laws and regulations. Our manufacturing and research and development programs involve the controlled use of viruses, hazardous materials, chemicals and various radioactive compounds. The risk of accidental contamination or injury from these materials can never be completely eliminated, and if an accident occurs we could be held liable for any damages that result, which could exceed our available resources.

The nature of our business exposes us to significant liability claims, and our insurance coverage may not be adequate to cover any future claims.

The use of our compounds in clinical trials and any future sale exposes us to liability claims that could be substantial. These claims might be made directly by healthcare providers, medical personnel, patients, consumers, pharmaceutical companies and others selling or distributing our compounds. While we currently have product liability insurance that we consider adequate for our current needs, we may not be able to continue to obtain comparable insurance in the future at an acceptable cost, if at all. If for any reason we cannot maintain our existing or comparable liability insurance, our ability to clinically test and market products could be significantly impaired. Moreover, the amount and scope of our insurance coverage, as well as the indemnification arrangements with third parties upon which we rely, may be inadequate to protect us in the event of a successful product liability claim. Any successful claim in excess of our insurance coverage could materially and adversely affect our financial condition and operating results.

The loss of any of our key employees could adversely affect our operations.

We are heavily dependent upon the talents of Dr. Goldenberg, our Chief Scientific Officer and Chief Medical Officer, and Ms. Sullivan, our President and Chief Executive Officer, as well as certain other key personnel. If Dr. Goldenberg, Ms. Sullivan or any of our other key personnel were to unexpectedly leave our company, our business and results of operations could be materially and adversely affected. In addition, as our business grows we will need to continue to attract additional management and scientific personnel. Competition for qualified personnel in the biotechnology and pharmaceutical industries is intense, and we may not be successful in our recruitment efforts. If we are unable to attract, motivate and retain qualified professionals, our operations could be materially and adversely affected.

Certain potential for conflicts of interest, both real and perceived, exist which could result in expensive and time-consuming litigation.

Certain members of our senior management and Board of Directors have relationships and agreements, both with us as well as among themselves and their respective affiliates, which create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, our Chairman and Chief Scientific Officer and Chief Medical Officer, Ms. Cynthia L. Sullivan, our President and Chief Executive Officer (who is also the wife of Dr. Goldenberg), and certain companies with which we do business, including the Center for Molecular Medicine and Immunology and the Garden State Cancer Center (which operates as the clinical arm of CMMI to facilitate the translation of CMMI's research efforts in the treatment of patients), collectively defined as CMMI. For example, Dr. Goldenberg is the President and a Trustee of CMMI, a not-for-profit cancer research center that we use to conduct certain research activities. In fiscal year 2008, we reimbursed CMMI with $105,000 for research activities conducted on our behalf. Further, Dr. Goldenberg's employment agreement with us permits him to devote more of his time working for CMMI than for us, and other key personnel of our Company also have research collaborations with CMMI.

As a result of these and other relationships, the potential for both real and perceived conflicts of interest exists and disputes could arise over the allocation of funds, research projects and ownership of intellectual property rights. In addition, in the event that we become involved in stockholder litigation regarding these potential conflicts, we might be required to devote significant resources and management time defending the company from these claims, which could adversely affect our results of operations.

Given that autoimmune and cancer therapeutics such as the ones we are developing can cost upwards of $20,000 per treatment, even if our product candidates become available for sale it is likely that federal and state governments, insurance companies and other payers of health care costs will try to first limit the use of these drugs to certain patients, and may be reluctant to provide a level of reimbursement that permits us to earn a significant profit on our investment, if any.

Our ability to successfully commercialize therapeutic products will depend, in significant part, on the extent to which hospitals and physicians can obtain appropriate reimbursement levels for the cost of our products and related treatment. Third-party payers are increasingly challenging the prices charged for diagnostic and therapeutic products and related services. In addition, legislative proposals to reform health care or reduce government insurance programs may result in lower prices or the actual inability of prospective customers to purchase our products. Furthermore, even if reimbursement is available, it may not be available at price levels sufficient for us to realize a positive return on our investment.

Risks Related to Government Regulation of our Industry

Our industry and we are subject to intense regulation from the U.S. Government and such other governments and quasi-official regulatory bodies where our products are and product candidates may be sold.

These governmental and other regulatory risks include:

- Clinical development is a long, expensive and uncertain process, delay and failure can occur at any stage of our clinical trials;
- Our clinical trials are dependent on patient enrollment and regulatory approvals, we do not know whether our planned trials will begin on time, or at all, or will be completed on schedule or at all;

- The FDA or other regulatory authorities do not approve a clinical trial protocol or place a clinical trial on hold;
- If the clinical development process is completed successfully, our ability to derive revenues from the sale of therapeutics will depend on our first obtaining FDA or other comparable foreign regulatory approvals, each of which are subject to unique risks and uncertainties;
- There is no assurance that we will receive FDA or corollary foreign approval for any of our product candidates for any indication; we are subject to government regulation for the commercialization of our product candidates;
- We have not received regulatory approval in the United States or any foreign jurisdiction for the commercial sale of any of our product candidates; and
- We may be liable for contamination or other harm caused by hazardous materials used in the operations of our business.

Risks Related to Our Securities

Our common stock may be delisted from the NASDAQ Global Market, or NASDAQ.

If the bid price of our common stock falls below $1.00 for an extended period, or we are unable to continue to meet NASDAQ's listing maintenance standards for any other reason, our common stock could be delisted from the NASDAQ.

If our stock is not accepted for listing on the NASDAQ, we will make every possible effort to have it listed on the Over the Counter Bulletin Board (the OTC Bulletin Board). If our common stock were to be traded on the OTC Bulletin Board, the Securities Exchange Act of 1934, as amended, and related Securities and Exchange Commissio, or SEC rules would impose additional sales practice requirements on broker-dealers that sell our securities. These rules may adversely affect the ability of stockholders to sell our common stock and otherwise negatively affect the liquidity, trading market and price of our common stock.

If our common stock would not be able to be traded on the OTC Bulletin Board, we would make every effort to have it available for trading on the National Quotation Bureau's Pink Sheets, or the Pink Sheets. The Pink Sheets market consists of security firms who act as market makers in the stocks, usually, of very small companies. The bid and asked prices are not quoted electronically, but are quoted daily in "hard copy" which is delivered to firms that subscribe. Stocks that trade in the Pink Sheets are usually not as liquid as those that trade in electronic markets and, often time, the difference between the bid and the asked prices are substantial. As a result, if our common stock were traded on the Pink Sheets, there would likely be a further negative affect on the liquidity, trading market and price of our common stock even compared to that we might suffer if we were traded on the OTC Bulletin Board.

As a result of the above, we cannot assure you that our common stock will be listed on a national securities exchange, a national quotation service, the OTC Bulletin Board or the Pink Sheets or, if it is to be listed, whether or not there would be an interruption in the trading of our common stock. We believe that the listing of our stock on a recognized national trading market, such as the NASDAQ, is an important part of our business and strategy. Such a listing helps our stockholders by providing a readily available trading market with current quotations. Without that, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock would likely decline. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded it by other parties. In that regard, listing on a recognized national trading market will also affect the company's ability to benefit from the use of its operations and expansion plans, including for use in licensing agreements, joint ventures, the development of strategic relationships and acquisitions, which are critical to our business and strategy and none of which is currently the subject of any agreement, arrangement or understanding, with respect to any future financing or strategic relationship it may undertake. The delisting from NASDAQ would result in negative publicity and would negatively impact our ability to raise capital in the future.

If we were delisted from the NASDAQ GMS, we may become subject to the trading complications experienced by "Penny Stocks" in the over-the-counter market.

Delisting from the NASDAQ GMS may depress the price of our common stock such that we may become a penny stock. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is currently less than $5.00 per share. "Penny Stock" rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction and (iv) monthly account statements showing the market values of our securities held in the customer's accounts.

A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer's confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for stockholders to purchase or sell our common stock. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

The market price of our common stock has fluctuated widely in the past, and is likely to continue to fluctuate widely based on a number of factors, many of which are beyond our control.

The market price of our common stock has been, and is likely to continue to be, highly volatile. Furthermore, the stock market generally and the market for stocks of relatively small biopharmaceutical companies like ours have from time to time experienced, and likely will again experience, significant price and volume fluctuations that are unrelated to actual operating performance.

From time to time, stock market analysts publish research reports or otherwise comment upon our business and future prospects. Due to a number of factors, we may fail to meet the expectations of securities analysts or investors and our stock price would likely decline as a result. These factors include:

- announcements by us, our current collaboration partner, any future alliance partners or our competitors of pre-clinical studies and clinical trial results, regulatory developments, technological innovations or new therapeutic products, product sales, new products or product candidates and product development timelines;
- the formation or termination of corporate alliances;
- developments in patent or other proprietary rights by us or our respective competitors, including litigation;
- developments or disputes concerning our patent or other proprietary rights, and the issuance of patents in our field of business to others;
- government regulatory action;

- period-to-period fluctuations in the results of our operations; and
- developments and market conditions for emerging growth companies and biopharmaceutical companies, in general.

In addition, Internet "chat rooms" have provided forums where investors make predictions about our business and prospects, oftentimes without any real basis in fact, that readers may trade on.

In the past, following periods of volatility in the market prices of the securities of companies in our industry, securities class action litigation has often been instituted against those companies. If we face such litigation in the future, it would result in substantial costs and a diversion of management's attention and resources, which could negatively impact our business.

At August 26, 2008, we had 75,107,164 shares of common stock outstanding, 6,272,350 additional shares reserved for the exercise of outstanding options and warrants and 5,701,900 additional shares of common stock authorized for issuance and remaining to be granted under our stock option plans.

Our principal stockholder can significantly influence all matters requiring the approval by our stockholders.

As of June 30, 2008, Dr. Goldenberg, our Chairman and Chief Scientific Officer and Chief Medical Officer, together with certain members of his family, including Ms. Cynthia L. Sullivan, our President and Chief Executive Officer, who is Dr. Goldenberg's wife, and other affiliates, controlled the right to vote approximately 11% of our fully diluted common stock. As a result of this voting power, Dr. Goldenberg has the ability to significantly influence the outcome of substantially all matters that may be put to a vote of our stockholders, including the election of our directors.

We have adopted anti-takeover provisions that may frustrate any unsolicited attempt to acquire our Company or remove or replace our directors and executive officers.

Provisions of our certificate of incorporation, our by-laws and Delaware corporate law could make it more difficult for a third party to acquire control of our Company in a transaction not approved by our Board of Directors. For example, we have adopted a stockholder rights plan that makes it more difficult for a third party to acquire control of our Company without the support of our Board of Directors. In addition, our Board of Directors may issue up to ten million shares of preferred stock and determine the price, rights, preferences and privileges, including voting and conversion rights, of these shares without any further vote or action by our stockholders. The issuance of preferred stock could have the effect of delaying, deterring or preventing an unsolicited change in control of our company, or could impose various procedural and other requirements that could make it more difficult for holders of our common stock to effect certain corporate actions, including the replacement of incumbent directors and the completion of transactions opposed by the incumbent Board of Directors. The rights of the holders of our common stock would be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

We are also subject to Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits us from engaging in a business combination with any "interested" stockholder (as defined in Section 203 of the DGCL) for a period of three years from the date the person became an interested stockholder, unless certain conditions are met.

There are limitations on the liability of our directors, and we may have to indemnify our officers and directors in certain instances.

Our certificate of incorporation limits, to the maximum extent permitted under Delaware law, the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our bylaws provide that we will indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by law. These provisions may be in some respects broader than the specific indemnification provisions under Delaware law. The indemnification provisions may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance. Section 145 of the DGCL provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against expenses actually and reasonably incurred in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not permit a corporation to eliminate a director's duty of care and the provisions of our certificate of incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

We believe that our limitation of officer and director liability assists us to attract and retain qualified employees and directors. However, in the event an officer, a director or the board of directors commits an act that may legally be indemnified under Delaware law, we will be responsible to pay for such officer(s) or director(s) legal defense and potentially any damages resulting therefrom. Furthermore, the limitation on director liability may reduce the likelihood of derivative litigation against directors, and may discourage or deter stockholders from instituting litigation against directors for breach of their fiduciary duties, even though such an action, if successful, might benefit our stockholders and us. Given the difficult environment and potential for incurring liabilities currently facing directors of publicly-held corporations, we believe that director indemnification is in our and our stockholders' best interests because it enhances our ability to attract and retain highly qualified directors and reduce a possible deterrent to entrepreneurial decision-making.

Nevertheless, limitations of director liability may be viewed as limiting the rights of stockholders, and the broad scope of the indemnification provisions contained in our certificate of incorporation and bylaws could result in increased expenses. Our board of directors believes, however, that these provisions will provide a better balancing of the legal obligations of, and protections for, directors and will contribute positively to the quality and stability of our corporate governance. Our board of directors has concluded that the benefit to stockholders of improved corporate governance outweighs any possible adverse effects on stockholders of reducing the exposure of directors to liability and broadened indemnification rights.

We are exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act requires that we maintain effective internal controls over financial reporting and disclosure controls and procedures. Among other things, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Compliance with Section 404 requires substantial accounting expense and significant management efforts. Our testing, or the subsequent review by our independent registered public accounting firm, may reveal deficiencies in our internal controls that would require us to remediate in a timely manner so as to be able to comply with the requirements of Section 404 each year. If we are not able to comply with the requirements of Section 404 in a timely manner each year, we could be subject to sanctions or investigations by the SEC, the NASDAQ GMS or other regulatory authorities that would require additional financial and management resources and could adversely affect the market price of our common stock.

We do not intend to pay dividends on our common stock. Until such time as we pay cash dividends our stockholders must rely on increases in our stock price for appreciation.

We have never declared or paid dividends on our common stock. We intend to retain future earnings to develop and commercialize our products and therefore we do not intend to pay cash dividends in the foreseeable future. Until such time as we determine to pay cash dividends on our common stock, our stockholders must rely on increases in our common stock's market price for appreciation.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our headquarters is located at 300 American Road, Morris Plains, New Jersey 07950, where we lease approximately 74,000 square feet of commercial office space. In November 2001, we renewed the lease for an additional term of 20 years expiring in October 2021 at a base annual rate of $545,000, which rate is fixed for the first five years and increases thereafter every five years. The November 2001 renewal includes an additional 15,000 square feet of space. Our manufacturing, regulatory, medical, research and development laboratories, and our finance, marketing and executive offices are currently located in this facility. We operate a 7,500 square-foot, commercial-scale manufacturing facility within our Morris Plains headquarters, which consists of four independent antibody manufacturing suites, several support areas, and a quality control laboratory. See Item 1 Business, "Manufacturing." In addition, our European subsidiary, Immunomedics GmbH, leases executive office space in Darmstadt, Germany.

Item 3. ***Legal Proceedings***

Former Employee Patent Litigation

In October 2006, the Company sued a former research scientist employee, seeking a declaration that the Company has the right, under a certain written agreement that the former employee executed at the time he commenced work for the Company, to an immediate assignment of all of the employee's rights, titles and interest in three patent applications that the employee filed after leaving the employ of the Company. The Company further seeks a judgment compelling the former employee to perform under the agreement and immediately assign to the Company all of their rights, titles and interest in these patent applications. The Company also seeks damages for breach of contract.

During that same month, the Company was sued by the same former employee noted above as well as two other parties claiming rights to the patents, seeking a declaration that (i) a certain written agreement executed by the former employee at or about the time he commenced work for the Company does not obligate the former employee to assign to the Company three patent applications filed by him after he ceased working for the Company, (ii) the Company has no ownership rights in said patent applications, and (iii) a certain Recordation Form Cover Sheet that the Company filed with the United States Patent and Trademark Office ("PTO") with respect to two of the three patent applications was invalid and unenforceable. Plaintiffs further seek a permanent injunction requiring the Company to withdraw the Recordation Form Cover Sheet that was filed with the PTO. The Company intends to vigorously defend this action.

A trial has been set to begin on November 12, 2008. We are unable to reasonably determine the outcome of this litigation at this time.

From time to time we are a party to various claims and litigation arising in the normal course of business. We believe that the outcome of such claims and litigation will not have a material adverse effect on our financial position and results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matter was submitted to a vote of our security holders during the fourth quarter of fiscal year 2008.

PART II

Item 5. ***Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Price and Dividend Information

Our common stock is quoted on the NASDAQ Global Market under the symbol "IMMU." The following table sets forth, for the last two fiscal years, the high and low sales prices for our common stock, as reported by the NASDAQ Global Market:

Fiscal Quarter Ended	High	Low
September 30, 2006	$2.64	$1.52
December 31, 2006	4.10	1.75
March 31, 2007	5.17	3.36
June 30, 2007	6.12	4.09
September 30, 2007	$4.58	$1.92
December 31, 2007	3.54	1.95
March 31, 2008	3.17	2.00
June 30, 2008	3.15	2.12

As of August 26, 2008, the closing sales price of our common stock on the NASDAQ Global Market was $2.14. As of August 26, 2008, there were approximately 619 stockholders of record of our common stock and, according to our estimates, approximately 9,376 beneficial owners of our common stock. We have not paid dividends on our common stock since inception and do not plan to pay cash dividends in the foreseeable future. We currently intend to retain earnings, if any, to finance our growth.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information with respect to our compensation plans under which equity compensation is authorized as of June 30, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	5,662,600	$7.70	6,311,650
Equity compensation plans not approved by security holders	—	—	—
Total	5,662,600	$7.70	6,311,650

(1) Includes the Company's 2002 Stock Option Plan and 2006 Stock Incentive Plan.

STOCK PERFORMANCE GRAPH

This graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing by our Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. Information used on the graph was obtained from the Center for Research in Security Prices at the University of Chicago, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.



200
100
0
DOLLARS
6/30/03
6/30/04
6/30/05
6/30/06
6/30/07
6/30/08
Immunomedics
NASDAQ Composite
NASDAQ Pharmaceutical

	6/30/03	6/30/04	6/30/05	6/30/06	6/30/07	6/30/08
Immunomedics	100	77	27	42	66	34
NASDAQ Composite	100	127	127	135	165	149
NASDAQ Pharmaceutical	100	120	128	137	139	87

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities.

None

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 6. *Selected Financial Data*

The following table sets forth our consolidated financial data as of and for each of the five fiscal years ended June 30, 2008. The selected consolidated financial data as of and for each of the five years ended June 30, 2008, have been derived from our audited consolidated financial statements. The consolidated financial statements for the years ended June 30, 2008, 2007 and 2006, are included elsewhere in this Annual Report on Form 10-K. The information below should be read in conjunction with the consolidated financial statements (and notes thereon) and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Fiscal year ended June 30,				
	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)				
Statements of Operations					
Revenues	$ 3,651	$ 8,506	$ 4,353	$ 3,813	$ 4,306
Cost and expenses	26,689	24,207	28,699	32,315	27,112
Litigation settlement	—	—	—	1,112	—
(Loss) Gain on change in fair value of warrants	—	—	(270)	939	—
Impairment charge on marketable securities	(2,950)	—	—	—	—
Interest income (expenses) and other income—net	2,192	(1,492)	(4,507)	(599)	285
Minority interest	76	106	90	110	89
Foreign currency transaction (loss) gain	121	35	(17)	(4)	30
Loss before income tax benefit	(23,599)	(17,053)	(29,050)	(26,944)	(22,402)
Income tax benefit	690	397	490	385	234
Net loss	$(22,909)	$(16,656)	$(28,560)	$(26,559)	$(22,168)
Net loss per common share	$ (0.31)	$ (0.26)	$ (0.52)	$ (0.49)	$ (0.44)
Weighted average shares outstanding	75,092	63,277	55,263	53,684	49,886

	As of June 30,				
	2008	2007	2006	2005	2004
Balance Sheets					
Cash, cash equivalents and marketable securities(1)	$ 26,182	$ 46,233	$ 41,827	$ 15,485	$ 13,479
Restricted securities(1)	—	1,275	2,550	18,126	5,101
Total assets	34,731	60,198	58,242	49,990	33,864
Long-term debt(2)	—	—	29,525	36,743	13,826
Stockholders' (deficit) equity(3)	$ (1,363)	$ 20,330	$(17,428)	$ (220)	$ 12,428

(1) Approximately $14,300,000 of restricted cash became available for use by the Company during the first quarter of fiscal year 2006 as a result of August 19, 2005 Special Shareholder's Meeting authorizing an additional 40,000,000 shares of common stock.

(2) All of the remaining 5% Senior Convertible Notes, due May 2008 were converted in shares of common stock during the 2007 fiscal year.

(3) We have never paid cash dividends on our common stock.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Annual Report on Form 10-K contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this Annual Report, and they may also be made a part of this Annual Report by reference to other documents filed with the Securities and Exchange Commission, or SEC, which is known as "incorporation by reference".

Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, are intended to identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among other things: our inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to obtain additional capital through strategic collaborations, licensing, convertible debt securities or equity financing in order to continue our research and development programs as well as secure regulatory approval of and market our drug candidates; our dependence upon pharmaceutical and biotechnology collaborations; the levels and timing of payments under our collaborative agreements; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products; our ability to protect our proprietary technologies; patent-infringement claims; and risks of new, changing and competitive technologies and regulations in the United States and internationally. Please also see the discussion of risks and uncertainties under Item 1A. Risk Factors "Factors That May Affect Our Business and Results of Operations" in this Annual Report on Form 10-K.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Annual Report or Form 10-K or in any document incorporated by reference might not occur. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report or Form 10-K or the date of the document incorporated by reference in this Annual Report or Form 10-K as applicable. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by applicable law. All subsequent forward-looking statements attributable to the Company or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Overview

We are a New Jersey biopharmaceutical company primarily focused on the development of monoclonal, antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. We have developed a number of advanced proprietary technologies that allow us to create humanized antibodies that can be used either alone in unlabeled, or "naked," form, or conjugated with radioactive isotopes, chemotherapeutics or toxins, in each case to create highly targeted agents. Using these technologies, we have built a broad pipeline of therapeutic product candidates that utilize several different mechanisms of action. We believe that our portfolio of intellectual property, which includes 119 issued patents in the U.S. and more than 295 other patents worldwide, protects our product candidates and technologies.

We continue to manufacture and commercialize LeukoScan in territories where regulatory approvals have been granted. As of June 30, 2008, research and development into diagnostic product candidates was no longer a material portion of our business.

From inception in 1982 until June 30, 2008 we had an accumulated deficit of approximately $242.0 million and have never earned a profit. In the absence of increased revenues from the sale of current or future products and licensing activities (the amount, timing, nature or source of which cannot be predicted), our losses will continue as we continue to conduct our research and development activities. These activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, our operating losses are likely to be substantial over the next several years.

The development and commercialization of successful therapeutic products is subject to numerous risks and uncertainties including, without limitation, the following:

- the type of therapeutic compound under investigation and nature of the disease in connection with which the compound is being studied;
- our ability, as well as the ability of our partners, to conduct and complete clinical trials on a timely basis;
- the time required for us to comply with all applicable federal, state and foreign legal requirements, including, without limitation, our receipt of the necessary approvals of the U.S. Food and Drug Administration, or FDA;
- the financial resources available to us during any particular period; and
- many other factors associated with the commercial development of therapeutic products outside of our control.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The following discussion highlights what we believe to be the critical accounting policies and judgments made in the preparation of these consolidated financial statements.

Revenue Recognition

Contract revenue from collaborative research agreements is recorded when earned based on the performance requirements of the contract. Revenue from non-refundable upfront license fees and certain guaranteed payments where we continue involvement through collaborative development are deferred and recognized as revenue over the period of continuing involvement. We estimate the period of continuing involvement based on the best available evidential matter available to us at each reporting period. If our estimated time frame for continuing involvement changes, this change in estimate could impact the amount of revenue recognized in future periods.

We account for revenue arrangements that include multiple deliverables in accordance with Emerging Issues Task Force No. 00-21, *Accounting for Revenue Arrangements with Multiple Arrangements* (EITF 00-21). EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying the guidance, revenue arrangements with multiple deliverables can only be considered as separate units of accounting if: a) the delivered item has value to the customer on a standalone basis, b) there is objective and reliable evidence of the fair value of the undelivered items and c) if the right of return exists, delivery of the undelivered items is considered probable and substantially in the control of the vendor. If these criteria are not met, the revenue elements must be considered a single unit of accounting for purposes of revenue recognition. We concluded that the Development, Collaboration and License Agreement dated May 9, 2006 with UCB, S.A., the UCB Agreement should be accounted for as a single unit of accounting.

In January 2007, UCB, S.A. or UCB decided to stop further new patient enrollment into the SLE clinical trials designed and initiated by us. Investigators were advised by UCB of this decision, and protocol amendments were submitted to Institutional Review Boards to seek approval to treat patients with SLE who demonstrated clinical benefit in these trials. During the three-month period ended March 31, 2007, UCB and its experts in the field of SLE believed that the existing clinical trial protocols should be revised, including potential changes to patient enrollment criteria as such changes may result in more rapid patient enrollment.

As a result of the UCB decision to terminate the two Phase III SLE trials, we are no longer able to determine when these clinical trials will take place nor can it determine how these decisions will impact its obligation period under the terms of the agreement with UCB. Accordingly, beginning in the third quarter of fiscal 2007, we ceased amortizing to revenue the deferred revenue recorded with the receipt of the up front payments from UCB at the inception of the license agreement until such time as the obligation period is reasonably determinable. We have been advised by UCB that it remains committed to developing epratuzumab for the treatment of SLE. The obligation period estimate will be re-evaluated when UCB makes a determination as to the next Phase III SLE clinical trials.

Payments received under contracts to fund certain research activities are recognized as revenue in the period in which the research activities are performed. Payments received in advance that are related to future performance are deferred and recognized as revenue when the research projects are performed. Upfront nonrefundable fees associated with license and development agreements where the Company has continuing involvement in the agreement are recorded as deferred revenue and recognized over the estimated service period. If the estimated service period is subsequently modified, the period over which the upfront fee is recognized is modified accordingly on a prospective basis.

Milestone payments are recognized as revenue upon the achievement of mutually agreed milestones, provided that (i) the milestone event is substantive and its achievement is not reasonably assured at the inception of the agreement, and (ii) there are no continuing performance obligations associated with the milestone payment. To date, we have not recorded any revenue for milestone payments under the UCB Agreement.

Revenue from product sales is recorded when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Allowances, if any, are established for uncollectible amounts and discounts. Since allowances are recorded based on management's estimates, actual amounts may be different in the future.

Marketable Securities

We hold a number of interest bearing auction rate securities, or ARS, that represent investments in pools of assets. These ARS investments are intended to provide liquidity via an auction process that resets the applicable interest rate at predetermined calendar intervals, allowing investors to either roll over their holdings or gain immediate liquidity by selling such interests at par. ARS have long-term scheduled maturities, but have interest rates that are typically reset at pre-determined intervals, (every 28 days for the securities purchased by us), at which time the securities can typically be purchased or sold, creating a liquid market. Due to an active secondary market for such investments, the rate reset for each instrument is an opportunity to accept the reset rate or sell the instrument at its face value in order to seek an alternative investment. In the past, the auction process has allowed investors to roll over their holdings or obtain immediate liquidity by selling the securities at par. We do not intend to hold these securities to maturity, but rather to use the interest rate reset feature to provide the opportunity to maximize returns while preserving liquidity.

These securities are classified as short-term investments in current assets on the consolidated balance sheet. The ARS held are all AAA rated collateralized by student loans, guaranteed by the U.S. government under the Federal Family Education Loan Program and backed by insurance companies. To date we have collected all interest payable on all ARS when due and expect to continue to do so in the future.

As of June 30, 2008, we held six auction rate securities with a par value of $23.0 million, and these securities are classified as short-term investments on the consolidated balance sheet. Until February 2008, the auction rate securities market was highly liquid. During the week of February 11, 2008, a substantial number of auctions "failed," meaning that there was not enough demand to sell the entire issue at auction. The continued uncertainties in the credit markets have affected our holdings in ARS investments as the auctions for these securities have failed to settle on their respective settlement dates. Consequently, the investments are not currently liquid and we will not be able to access these funds until a future auction of these investments is successful or a buyer is found outside of the auction process.

We reviewed ARS for impairment in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and related guidance issued by the FASB and SEC in order to determine the classification of the impairment as "temporary" or "other-than-temporary." A temporary impairment results in an unrealized loss being recorded in the other comprehensive income (loss) component of stockholders' equity. This treatment is appropriate when a loss in an investment is determined to be temporary in nature and a company has the ability to hold the investment until a recovery in market value takes place. Such an unrealized loss does not affect net income (loss) for the applicable accounting period. An other-than-temporary impairment charge is recorded as a realized loss in the consolidated statement of operations and results in a charge to earnings for the applicable accounting period. In evaluating the impairment of our ARS, we classified such impairments as an other than temporary impairment. The differentiating factors between temporary and other-than-temporary impairment are primarily the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and the intent and our ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

As a result of our assessment of a number of factors, including without limitation, market conditions and the credit quality of these securities, we determined that the estimated fair value no longer approximates par value, although we continue to earn interest on the current auction rate security investments at the maximum contractual rate. Accordingly, we have recorded an other than temporary impairment charge of $2.95 million to reduce the value of the ARS to their estimated fair value of $20.05 million. We estimated the fair value of these ARS using a discounted cash flow model to determine the estimated fair value of our investment in ARS as of June 30, 2008. The significant assumptions used in preparing the discounted cash flow model include (i) estimates for the investment's contractual bond coupon rates, (ii) the market yield interest rates and (iii) the effective maturity period (which is the period the auctions are expected to resume its normal function). If our estimates regarding the fair value of these securities are inaccurate, a future other-than-temporary impairment charge may be required. Additionally, these estimated fair values could change significantly based on future market conditions and, as such, we may be required to record additional unrealized losses for impairment if we determine there are further declines in fair value.

Foreign Currency Risks

For subsidiaries outside of the United States that operate in a local currency environment, income and expense items are translated to United States dollars at the monthly average rates of exchange prevailing during the year, assets and liabilities are translated at the period-end exchange rates, and equity accounts are translated at historical exchange rates. Translation adjustments are accumulated in a separate component of stockholders' equity and are included in the determination of comprehensive loss. Transaction gains and losses are included in the determination of net loss.

Stock Based Compensation

We currently have an Employee Share Option Plan, or the Plan, which permits the grant of share options and shares to our employees for up to 8 million shares of common stock. A summary of this plan is provided in Note 7. We believe that such awards better align the interests of our employees with those of our shareholders. Option awards are generally granted with an exercise price equal to the market price of our stock at the date of grant; those option awards generally vest based on four years of continuous service and have seven year contractual terms. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan).

The fair value of each option granted during the years ended June 30, 2008, 2007 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in the following table:

	Years ended June 30,		
	2008	2007	2006
Expected dividend yield	0%	0%	0%
Expected option term (years)	5.40	6.25	6.25
Expected stock price volatility	93%	93%	94%
Risk-free interest rate	2.88% - 5.11%	4.50% - 5.10%	4.06% - 5.05%

The weighted average fair value at the date of grant for options granted during the years ended June 30, 2008, 2007 and 2006 were $2.93, $2.75 and $2.02 per share, respectively. We use historical data to estimate employee forfeitures, which for the 2008 fiscal year was 5% for employees, 0% for executive officers and 1% for outside directors within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected stock price volatility was calculated on ten year daily stock trading history. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

We have 931,854 non-vested options and restricted stock units outstanding. As of June 30, 2008 and June 30, 2007 there was $2,119,000 and $1,419,000, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is being recognized over a weighted-average period of 2.5 years. The weighted average remaining contractual terms of the exercisable shares is 4.37 years and 5.19 years as of June 30, 2008 and June 30, 2007, respectively.

Effective July 1, 2005, we adopted the fair value recognition provisions of SFAS 123(R) using the modified-prospective transition method. Under that transition method, compensation cost includes the fair value of awards originally accounted for under APB No. 25 that were not vested on July 1, 2005 and compensation cost for all share-based compensation granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of Statement 123(R). Due to the accelerated vesting prior to the adoption of SFAS 123(R) noted above, the impact on the statement of operations for the year ended June 30, 2006 was not material.

Impairment of Assets

We review our long-lived assets for impairment, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based upon our judgment of our ability to recover the asset from the expected future undiscounted cash flows of the related operations. Actual future cash flows may be greater or less than estimated.

Life Insurance Policies

Split-Dollar Life Policy

In September 1994, the Company had entered into a split dollar life insurance arrangement with Dr. Goldenberg and a trust controlled by his family (the "Trust") pursuant to which the Company had agreed to pay a significant portion of the premiums on a whole life insurance policy insuring Dr. Goldenberg and owned by and benefiting the Trust. The Company would be repaid the lesser of the cumulative premium payments it has made with respect to the policy or the cash surrender value of the policy upon Dr. Goldenberg's death or the voluntary termination of the arrangement by Dr. Goldenberg out of the policies' existing surrender value at the time of repayment. In accordance with EITF 06-10, "*Accounting for Collateral Assignment Split Dollar Life Insurance*", an employer should recognize a liability for any post employment benefit in accordance with APB Opinion No. 12 associated with split-dollar life insurance plans. Since the contractual terms of the arrangement provide that the Company may not be reimbursed the premiums of the policy upon termination of employment, the Company accrued a liability for a post employment benefit, which was based on a number of assumptions. The measurement of the related benefit was based on a number of probability-weighted assumptions. The more significant of these assumptions were: (a) the appropriate discount rate to use in computing the present value of the benefit; (b) the expected return on cash surrender values; (c) the estimated retirement date; and (d) the expected period of time after employment and prior to the death benefit. Actual results will likely differ from the assumptions used. Those differences, along with changes made in the assumptions used from period to period, would impact the amounts reported in the financial statements. The Company had recognized an asset based on the amount that could be realized under the insurance contract as of the date of each balance sheet. The amount the Company could realize was the lesser of the premiums paid by the Company or the cash surrender value of the policy.

Other Life Insurance Policies

The Company has various other life insurance policies on Dr. Goldenberg; some of the policies are for the benefit of the Company and some of the policies were previously for the benefit of Dr. Goldenberg. When the Company is the beneficiary of the policy, and there are no other contractual arrangements between the Company and Dr. Goldenberg, the Company recognizes the amount that could be realized under the insurance arrangement as an asset in the balance sheet. When the Company was the owner of the policy, but had contractually agreed to give Dr. Goldenberg rights to the policy, the Company would record both an asset for the amount that could be realized under the insurance arrangement, and a corresponding liability that represented the value contractually benefiting Dr. Goldenberg.

Results of Operations

Fiscal Year 2008 compared to Fiscal Year 2007

Revenues for the fiscal year ended June 30, 2008 were $3,651,000 as compared to $8,506,000 for the fiscal year ended June 30, 2007, representing a decrease of $4,855,000, or 57%. There were no license fee and other revenue for the 2008 fiscal year compared to $5,381,000 for the 2007 fiscal year. The current fiscal year did not include any amortization of deferred revenues due to the decision by UCB in February 2007 to stop patient enrollment into the SLE clinical trials, as discussed in our Critical Accounting Policy. Product sales for the year ended June 30, 2008 were $3,402,000, as compared to $2,991,000 for the same period in 2007, representing an increase of $411,000 or 14% due to the favorable currency impact of the Euro and increased sales of LeukoScan in Europe over the previous year. Research and development revenues for the year ended June 30, 2008 were $249,000 as compared to $134,000 for the same period of 2007, a result of two grant programs in effect over one program available in the previous year.

Total operating expenses for the fiscal year ended June 30, 2008 were $26,689,000 as compared to $24,208,000 in the fiscal year ended June 30, 2007, representing an increase of $2,481,000 or 10%. Research and development expenses for the fiscal year ended June 30, 2008 increased by $2,368,000, or 12%, to $22,209,000 from $19,841,000 in fiscal year ended June 30, 2007 due primarily to increased headcount and related salaries, employee benefits and higher patent expenses. Cost of goods sold for fiscal year ended June 30, 2008 decreased by $155,000 to $444,000 from $599,000 in fiscal year ended June 30, 2007, primarily due to improved production yields experienced in 2008 in the manufacturing process of LeukoScan as compared to the fiscal year ended June 30, 2007, partially offset by costs associated with higher sales of diagnostic kits in fiscal year ended June 30, 2008.

Sales and marketing expenses for fiscal year 2008 were $780,000 as compared to $490,000 for fiscal year 2007, representing an increase of $290,000. The increase in sales and marketing expenses was due to higher salaries and taxes for European employees as a result of the decline in the U.S. Dollar. General and administrative expenses for fiscal year 2008 decreased by $20,000 from $3,277,000 in fiscal year 2007 to $3,257,000.

A charge of $2,950,000 was reported for the year ended June 30, 2008 for an other than temporary impairment charge on marketable securities associated with our investments in auction rate securities. See discussion in Note 3 to the consolidated financial statements for more information on our investments in auction rate securities and this other than temporary impairment charge.

Interest and other income for fiscal year 2008 increased by $516,000 from $1,741,000 in fiscal year 2007 to $2,257,000 in fiscal year 2008, primarily due to the sale of four executive life insurance contracts which were no longer deemed to be necessary (resulting in $523,000 of other income).

Interest expense decreased from $3,234,000 in fiscal year 2007 to $65,000 in fiscal year 2008. This decrease resulted primarily from the conversion of the 5% senior convertible notes into the Company's common stock during the 2007 fiscal year.

For fiscal years 2008 and 2007, we recorded a tax benefit of $1,063,000 and $647,000, respectively, as a result of our sale of approximately $13,194,000 and $8,031,000 of New Jersey state net operating losses, respectively. For the 2008 fiscal year, we recorded a Federal income tax provision of $26,000 and our foreign subsidiaries recorded a foreign tax provision of $333,000. For the 2007 fiscal year, we recorded a Federal income tax provision of $100,000 and our foreign subsidiaries recorded a foreign tax provision of $104,000. The tax benefits for 2008 and 2007 fiscal years were also partially offset by New Jersey state income tax provisions of $14,000 and $46,000, respectively.

Net loss allocable to common stockholders for fiscal year 2008 is $22,909,000, or $0.31 per share as compared to $16,656,000, or $0.26 per share, in fiscal year 2007.

Fiscal Year 2007 compared to Fiscal Year 2006

Revenues for the fiscal year ended June 30, 2007 were $8,506,000 as compared to $4,353,000 for the fiscal year ended June 30, 2006, representing an increase of $4,153,000, or 95%, primarily due to the impact of the recognition of a portion of the deferred revenue from the Development, Collaboration and License Agreement dated May 9, 2006 with UCB, S.A. (the UCB Agreement), as well as higher product sales. Product sales of $2,991,000 for the 2007 fiscal year were $737,000 higher, primarily due to higher sales in Europe than in the prior year due to having the LeukoScan® product available for the entire 2007 fiscal year. On January 30, 2006 approval was received from the European Regulatory Agency to market LeukoScan® for the revision to our manufacturing process. License fee and other revenues for fiscal year 2007 increased to $5,381,000 from $1,830,000 for the same period in 2006, primarily from the recognition of a portion of the deferred revenue earned under the UCB Agreement.

Total operating expenses for fiscal year 2007 were $24,208,000 as compared to $28,699,000 in fiscal year 2006, representing a decrease of $4,491,000, or 16%. Research and development expenses for fiscal year 2007 declined by $2,940,000, or 13%, to $19,841,000 from $22,781,000 in fiscal year 2006 due primarily to the transfer of the SLE clinical trials to UCB as part of the UCB Agreement. Cost of goods sold for fiscal year 2007 increased by $125,000 to $599,000 from $474,000 in fiscal year 2006, primarily due to higher sales of diagnostic kits and lower production yields in the manufacturing process of LeukoScan in the 2007 fiscal year.

Sales and marketing expenses for fiscal year 2007 were $490,000 as compared to $758,000 for fiscal year 2006, representing a decrease of $268,000. The decline in marketing expenses was due to the continued de-emphasis of the diagnostic product line. General and administrative expenses for fiscal year 2007 decreased by $1,410,000 from $4,687,000 in fiscal year 2006 to $3,277,000. This decrease was primarily due to a charge of $876,000 for fees associated with the UCB Agreement in the 2006 fiscal year and the reduction in fiscal 2007 of certain legal expenses of approximately $600,000.

Interest and other income for fiscal year 2007 increased by $1,074,000 from $667,000 in fiscal year 2006 to $1,741,000 in fiscal year 2007, primarily due to higher levels of investments (the result of the cash received from the UCB Agreement in May 2006 and sale of shares of common stock in May 2007) as well as higher interest rates.

Interest expense decreased from $5,175,000 in fiscal year 2006 to $3,234,000 in fiscal year 2007. This decrease resulted primarily from the conversion of the 5% senior convertible notes, due May 2008, or the 5% Notes, from the previous fiscal year and the conversion of the remaining 5% Notes in fiscal 2007.

For fiscal years 2007 and 2006, we recorded a tax benefit of $647,000 and $514,000, respectively, as a result of our sale of approximately $8,031,000 and $6,385,000 of New Jersey state net operating losses, respectively. For the 2007 fiscal year, we recorded a Federal income tax provision of $100,000 and our foreign subsidiaries recorded a foreign tax provision of $104,000. There were no Federal income tax or foreign tax provisions for the 2006 fiscal year. The tax benefits for 2007 and 2006 fiscal years were also partially offset by New Jersey state income tax provisions $46,000 and $24,000, respectively.

Net loss allocable to common stockholders for fiscal year 2007 is $16,656,000, or $0.26 per share, as compared to $28,560,000, or $0.52 per share, in fiscal year 2006.

Research and Development Expenses

Research and development expenses for our product candidates in development were $22,209,000 for the fiscal year ended June 30, 2008, $19,841,000 for the fiscal year ended June 30, 2007 and $22,781,000 for the fiscal year ended June 30, 2006. Research and development expenses increased by 2,368,000 in 2008 or 12% as compared to 2007. Research and development expenses decreased by $2,940,000 in 2007 or 13% as compared to 2006.

We do not track expenses on the basis of each individual compound under investigation or through clinical trials and therefore we do not provide a breakdown of such historical information in that format. We evaluate projects under development from an operational perspective, including such factors as results of individual compounds from laboratory/animal testing, patient results and enrollment statistics in clinical trials. It is important to note that multiple product candidates are often tested simultaneously. It is not possible to calculate each antibody's supply costs. There are many different development processes and test methods that examine multiple product candidates at the same time. We have, historically, tracked our costs in the categories discussed below, specifically "research costs" and "product development costs" and by the types of costs outlined below.

Our research costs consists of outside costs associated with animal studies and costs associated with research and testing of our product candidates prior to reaching the clinical stage. Such research costs primarily include personnel costs, facilities, including depreciation, lab supplies, funding of outside contracted research and license fees. Our product development costs consist of costs from preclinical development (including manufacturing), conducting and administering clinical trials and patent expenses.

The following table sets forth a breakdown of our research and development expenses by those associated with research and those associated with product development for the periods indicated.

	Years Ended June 30,		
	2008	2007	2006
		(in Thousands)	
Research Costs	$ 5,197	$ 4,936	$ 4,975
Product Development Costs	17,012	14,905	17,806
Total	$22,209	$19,841	$22,781

Research Costs

Research costs in total increased by $261,000 or 5% for the year ended June 30, 2008. Research costs in total decreased by $39,000 or 1% for the year ended June 30, 2007 as compared to 2006. The changes in research costs primarily relate to the following:

Lab supplies and chemical reagent costs were $482,000 in 2008, a decrease of $73,000 from 2007. This decrease was a result of the usage of the replenishment of supplies from the previous year and from the Company's cost savings efforts during the 2008 fiscal year. Lab supplies and chemical reagent costs were $555,000 in 2007, an increase of $120,000 or 27% over 2006. The increase in spending in 2007 was to replenish supplies that were utilized during 2006 but not purchased due to cost control efforts implemented by the Company prior to the UCB Agreement in May 2006.

Personnel costs in 2008 were $2,250,000, an increase of $549,000 or 32% as compared to 2007. This increase was a result of an increase to the employee headcount to offset the previous years' attrition. Personnel costs in 2007 were $1,701,000 a decrease of $159,000 or 9% as compared to 2006. These declines resulted primarily from employee attrition and cost savings efforts during the year.

Patent expenses for 2008 were $243,000 an increase of $181,000 or 291% over 2007. The increase was primarily due to higher professional fees for patent filings and support.

Animal studies conducted by outside organizations in 2008 were $147,000, a decrease of $637,000 or 81% from 2007, as testing for toxicity studies for compounds in the preclinical stage were reduced on the current status of product development.

Product Development Costs

Product development costs for the year ended June 30, 2008 in total increased by $2,107,000 or 14% as compared to 2007. Product development costs for the year ended June 30, 2007 in total decreased by $2,901,000 or 16% as compared to 2006. The changes in product development costs primarily relate to the following:

Clinical trial expenses in fiscal year 2008 were $118,000, a decrease of $1,085,000 or 90% over 2007. The reduction in these expenses were primarily the result of the closure of a number of clinical trials that were either completed or which the Company decided it was no longer going to pursue. Clinical trial expenses in 2007 were $1,203,000, a decrease of $3,139,000 or 72% over 2006. This decrease is primarily the result of the transfer of the Phase III clinical trials for SLE to UCB, effective May 9, 2006, with UCB responsible for the investigator fee and all other expenses associated with these Phase III trials.

Personnel costs in 2008 were $5,147,000, an increase of $825,000 or 19% as compared to 2007. This increase was primarily a result of an increase to the employee headcount to offset the previous years' attrition and to provide for increased product development and quality control efforts. Personnel costs in 2007 were $4,322,000, a decrease of $250,000 or 5% as compared to 2006. This decrease was primarily due to employee attrition during the year, partially as a result of the transfer of the Phase III clinical trials to UCB in May 2006.

Patent expenses for 2008 were $2,798,000 an increase of $903,000 or 48% over 2007. Patent expenses for 2007 were $1,895,000, an increase of $644,000 or 51% over 2006. The increase for 2008 was primarily due to higher professional fees incurred for patent litigation defense. The increase in the 2007 fiscal year was primarily for professional fees for patent filings and support.

Lab supplies and chemical reagent costs were $1,931,000 in 2008, an increase of $374,000 or 24% over 2007. The increase for 2008 was primarily the result of increased production development efforts over the previous year. Lab supplies and chemical reagent costs were $1,557,000 in 2007, a decrease of $129,000 or 8% over 2006. The reduction for 2007 was a result of delayed production of clinical antibodies as part of cost control efforts in 2007 and 2006 and lower demand of the clinical trials with the transfer of the Phase III clinical trials for SLE in May 2006.

Expenses for outside testing were $1,221,000 in 2008, and increase of $779,000 or 176% over 2007. This increase was primarily for procedures performed for testing for product safety and validations for manufacturing process.

Completion of clinical trials may take several years or more. The length of time varies according to the type, complexity and the disease indication of the product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over the following periods:

Clinical Phase	Estimated Completion Period
Phase I	1-2 Years
Phase II	1-3 Years
Phase III	2-5 Years

The duration and cost of clinical trials through each of the clinical phases may vary significantly over the life of a particular project as a result of, among other things, the following factors:

- the length of time required to recruit qualified patients for clinical trials;
- the duration of patient follow-up in light of trials results;
- the number of clinical sites required for trials and;
- the number of patients that ultimately participate.

Liquidity and Capital Resources

Since our inception in 1982, we have financed our operations primarily through public and private sales of our equity securities, revenue earned and cash received under licensing agreements and, to a lesser degree, from sales of CEA-Scan® and LeukoScan®, research grants from various sources and investment income.

Discussion of Cash Flows

Cash flows from operations. Net cash used in operating activities for the year ended June 30, 2008 was $15.7 million, compared to $17.9 million for the year ended June 30, 2007. Despite the loss on operations of $22.9 million for the current year, the net cash used in operations was $7.2 million lower than the loss on operations due to non-cash charges, primarily the $2.95 million impairment charge on marketable securities, $1.6 million of depreciation expense and $1.0 million of stock compensation expense. In addition we received $1.3 million for the cash surrender value from the termination of executive life insurance policies in fiscal 2008. For the 2007 fiscal year, the net cash used in operations was $1.3 million higher than the $16.7 million loss on operations. This decline resulted from the $5.3 million non-cash deferred revenue and the payment of $1.2 million for accrued legal fee, partially offset by the interest expense paid for with common stock ($3.0 million), depreciation expense ($1.6 million) and increase in deferred compensation, ($0.7 million). The decline in the cash flow used in operations of $17.9 million for the fiscal year ended June 30, 2007 as compared to $12.1 million provided from operations in fiscal year ended June 30, 2006 was primarily the result of the cash receipt of $38.0 million from the UCB Agreement in May 2006, partially offset by reduced spending in fiscal year 2007 for the clinical trials that were assumed by UCB and higher levels of interest income.

Cash flows from investing. Net cash provided by investing activities for the year ended June 30, 2008 was $4.0 million compared to $25.4 million of net cash used in investing activities for the year ended June 30, 2007. The increase in cash flow from investing for 2008 was the result of the sale of $4.0 million of marketable securities necessary to fund operations in addition to the use of cash and cash equivalents on hand. In fiscal year 2007 the Company purchased $25.0 million of marketable securities utilizing a portion of the $38.0 million of proceeds received from the UCB Agreement in May 2006. The cash received from investing activities in the fiscal year ended June 30, 2006 was derived from the sale of marketable securities to fund operations prior to the completion of the UCB Agreement.

Cash flows from financing. Net cash used in financing activities for the year ended June 30, 2008 was $1.2 million compared to net cash provided by financing activities of $21.5 million for the year ended June 30, 2007. The cash used in financing activities in the 2008 fiscal year was for the payment of debt. The cash provided from financing activities in the fiscal year ended June 30, 2007 was primarily due to net proceeds received from the sale of common stock of $22.3 million in May 2007, which more than offset the payment of debt for the year.

The $21.5 million of cash flow provided by financing activities in fiscal year 2007 was higher than the $13.1 million provided by financing activities in fiscal year 2006. There was no corresponding equity sale of securities in the 2006 fiscal year, however, the Company did receive $14.3 million held in escrow from the sales of 5% senior convertible notes that had been issued in the 2005 fiscal year.

At June 30, 2008, we had working capital of $24,175,000, representing a decline of $18,906,000 from $43,081,000 at June 30, 2007. The decline in current assets was primarily due to the reduction of our cash and cash equivalents of $13.0 million and marketable securities of $4.1 million to fund our loss from operations. Marketable securities also declined due to the $2.95 million impairment charge for our auction rate securities. This decrease was partially offset by the cash receipts of $3.3 million for the cash surrender value from the termination of an executive life insurance policy. At June 30, 2008, there was no long-term debt, as a result of the payment of the remaining portion of the New Jersey Economic Development Authority during the 2008 fiscal year. On June 6, 2008, the Company obtained a line of credit for a period of up to one year at an interest rate of LIBOR plus 1% (or 3.46% at June 30, 2008), for up to $9.0 million with a financial institution, secured by the auction rate securities. As of June 30, 2008 no borrowings had occurred by the Company under this line of credit. In August 2008, the obligations of the parties under this agreement were terminated.

On July 11, 2008, we entered into the Nycomed Agreement providing Nycomed GmbH an exclusive worldwide license to develop, manufacture, and commercialize veltuzumab, our humanized anti-CD20 antibody, in the subcutaneous formulation, for the treatment of all non-cancer indications. Under the terms of the Nycomed Agreement, we retain the right to develop veltuzumab in the field of oncology. In addition, we will continue our ongoing Phase I/II study in immune thrombocytopenic purpura, or ITP and Nycomed will reimburse us for all expenses incurred in connection with this study. The Nycomed Agreement also provides us with an option to co-promote veltuzumab for the treatment of ITP in the United States. Under the terms of the Nycomed Agreement, on August 21, 2008 we received initial cash payments totaling $40 million (before fees).

Our cash and cash equivalents of $6,132,000 and marketable securities of $20,050,000 totaled $26,182,000 at June 30, 2008, representing a decrease of $20,051,000 from $46,233,000 at June 30, 2007. This reduction was primarily attributable to our use of cash in operations and the $2.95 million impairment charge to our auction rate securities, partially offset by the sales of proceeds of $3,300,000 for executive life insurance policies.

We hold a variety of ARS that represent investments in pools of assets. These ARS investments were intended to provide liquidity via an auction process that reset the applicable interest rate at predetermined calendar intervals that allowed investors to either roll over their holdings or gain immediate liquidity by selling such interests at par. The uncertainties in the credit markets over the last six months affected all of our holdings in ARS investments and auctions for our investments in these securities failed to settle on their respective settlement dates. Consequently, the investments are not currently liquid and we will not be able to access these funds until a future auction of these investments is successful or a buyer is found outside of the auction process. Maturity dates for these ARS investments range from 2032 to 2045. All of the ARS investments are investment grade quality and were consistent with our investment policy at the time of acquisition.

Previously the fair value of ARS investments approximated par value due to the frequent resets through the auction process. While we continue to earn interest on our ARS investments at the maximum contractual rate, these investments are not currently trading and therefore do not currently have a readily determinable market value. The estimated fair value of ARS no longer approximates par value.

We have used a discounted cash flow model to determine the estimated fair value of our investment in ARS as of June 30, 2008. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, timing and amount of cash flows and expected holding periods of the ARS. Based on this assessment of fair value, as of June 30, 2008 we determined there was a decline in the fair value of our ARS investments of $2.95 million, which was deemed an other than temporary impairment.

If the current market conditions deteriorate further, or the anticipated recovery in market values does not occur, we may be required to record additional other impairment charges in future periods. We continue to monitor the market for ARS transactions and consider their impact (if any) on the fair value of our investments, see Note 2, Concentration of Credit Risk.

With the $40.0 million of cash proceeds from the Nycomed Agreement received on August 21, 2008, we believe we have sufficient funds to continue our operations and research and development programs for at least the next twelve months. Cash requirements in fiscal year 2009 are expected to be at a higher level than in fiscal year 2008 due to increased spending for research and development activities. However, research and development activities are expected to continue to expand over time and we do not believe we will have adequate cash to complete our research and development compounds in our development pipeline in line with our corporate strategy. As a result, we will continue to require additional financial resources in order to continue our research and development programs, clinical trials of product candidates and regulatory filings.

We continue to evaluate various programs to raise additional capital and to seek additional revenues from the licensing of our proprietary technologies. There can be no assurance that Immunomedics will be able to raise the additional capital it will need on commercially acceptable terms if at all. If we were unable to raise capital on acceptable terms, its ability to continue its business would be materially and adversely affected. At the present time, we are unable to determine whether any of these future activities will be successful and, if so, the terms and timing of any definitive agreements.

Actual results could differ materially from our expectations as a result of a number of risks and uncertainties, including the risks described in Item 1A Risk Factors, "Factors That May Affect Our Business and Results of Operations," and elsewhere in this Annual Report on Form 10-K. Our working capital and working capital requirements are affected by numerous factors and such factors may have a negative impact on our liquidity. Principal among these are the success of product commercialization and marketing products, the technological advantages and pricing of our products, the impact of the regulatory requirements applicable to us, and access to capital markets that can provide us with the resources when necessary to fund our strategic priorities.

Contractual Commitments

Our major contractual obligations relate to an operating lease for our facility and employment contracts in effect for our Chairman of the Board, Chief Medical Officer and Chief Scientific Officer and the President/Chief Executive Officer. We have identified and quantified the significant commitments in the following table for the fiscal years ending June 30:

(in thousands)	Payments Due by Period						
Contractual Obligation	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**	**Total**
Operating Lease(1)	$ 556	$ 556	$ 556	$662	$715	$6,556	$ 9,601
Employment Contracts(2)	$1,341	995	995	150	150	150	$ 3,781
TOTAL	$1,897	$1,551	$1,551	$812	$865	$6,706	$13,382

(1) In November 2001, we renewed our operating lease for our Morris Plains, New Jersey facility for an additional term of 20 years expiring in October 2021 at a base annual rate of $545,000, which included an additional 15,000 square feet. The rent is fixed for the first five years and increases every five years thereafter.

(2) Included are employment contracts with both David M. Goldenberg, our Chief Medical Officer and Chief Scientific Officer, and Cynthia Sullivan, our President/Chief Executive Officer. The four-year employment contract with David M. Goldenberg was entered into effective July 1, 2007. This contract also includes a minimum royalty agreement, a percentage of the consideration the Company receives from licensing agreements, sales of intellectual properties and disposition of undeveloped assets, as disclosed in the employment agreement. The amounts included above are only the minimum payments and do not include possible additional incentive compensation included in the employment contract. On December 31, 2006, the Board of Directors entered into an employment contract with Cynthia Sullivan, which expires on December 30, 2008.

Recently Issued Accounting Pronouncements

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on EITF Issue No. 07-03, *"Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-03")*. EITF 07-03 provides that nonrefundable advance payments for goods or services that will be used or provided for future research and development activities should be deferred and capitalized and that such amounts should be recognized as an expense as the related goods are delivered or the related services are performed, and provides guidance with respect to evaluation of the expectation of goods to be received or services to be provided. The provisions of EITF 07-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Immunomedics will adopt EITF 07-03 on July 1, 2008. The effects of applying the consensus of EITF 07-03 are to be reported prospectively for new contracts entered into on or after the effective date. We do not believe the adoption of EITF 07-03 will have a significant impact on our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted for all assets and liabilities that have not been specifically deferred. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13* and FSP No. FAS 157-2, *Effective Date of FASB Statement No. 157*. Collectively, these Staff Positions allow a one-year deferral of adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis and amend SFAS 157 to exclude FASB Statement No. 13 and its related interpretive accounting pronouncements that address leasing transactions The Company is currently evaluating the impact, if any, that SFAS 157 will have on its consolidated financial position, results of operations and cash flows. The Company does not believe the adoption of SFAS No. 157 will have a significant impact on the consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, SFAS 159 specifies that the effect of the first remeasurement to fair value will be reported as a cumulative-effect adjustment to the opening balance of retained earnings and unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. SFAS 159 was effective for us on July 1, 2008. Immunomedics does not expect the adoption of SFAS 159 to have a material impact on our consolidated financial statements.

In December 2007, the EITF reached a consensus on Issue No. 07-1, *Accounting for Collaborative Arrangements* ("EITF 07-1"). The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and its terms, the nature of the entity's business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however, required disclosure under EITF 07-1 applies to the entire collaborative agreement. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. The Company is currently evaluating the requirements of EITF 07-1; however, it does not believe that its adoption will have a significant impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS No. 160"), which amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated balance sheet within equity, but separate from the parent's equity. SFAS No. 160 also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations. Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontrolling equity investment. SFAS No. 160 also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for all fiscal years, and interim periods within those fiscal years, beginning on for after December 15, 2008. The Company does not believe that the adoption of SFAS No. 160 will have a significant impact on its consolidated financial statements.

In June 2007, the FASB issued EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*, ("EITF 07-3"). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized. The capitalized amounts should be expensed as the related goods are delivered or the services are performed. EITF 07-3 is effective for new contracts entered into during fiscal years beginning after December 15, 2007. The Company is currently evaluating the requirements of EITF 07-3; however, it does not believe that its adoption will have a significant impact on its consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our exposure to market risk of financial instruments contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described due to a number of factors, including uncertainties associated with general economic conditions and conditions impacting our industry.

During the early part of 2008, liquidity issues began to affect the global credit and capital markets. As a result, securities known as auction rate securities (ARS), which historically have had a liquid market and had their interest rates reset periodically (e.g. monthly) through dutch auctions, began to fail at auction. These auction failures have caused ARS to become illiquid since investors are hesitant to purchase these types of investments, which in turn has caused the fair market values for these securities to decline. As of June30, 2008, the Company has $23.0 million invested in ARS with long-term nominal maturities for which interest rates are reset through a dutch-auction each month. These monthly auctions have historically provided a liquid market for these securities. The Company's investments in ARS all currently have AAA/Aaa credit ratings and interest continues to be paid by the issuers of the securities. The ARS held are all AAA rated collateralized by student loans guaranteed by the U.S. government under the Federal Family Education Loan Program and backed by insurance companies.

As a result of the liquidity issues experienced in the global credit and capital markets, certain of the ARS, with a total principal value of $23.0 million held by the Company at June 30, 2008, have experienced multiple failed auctions since February 2008. The estimated fair market value at June 30, 2008, of the Company's ARS with continuing auction failures totaled approximately $20.0 million. The Company estimated the fair value of these auction rate securities using a discounted cash flow model to determine the estimated fair value of its investment in ARS as of June 30, 2008. The Company reviews for impairment in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and related guidance issued by the FASB and SEC in order to determine the classification of the impairment as "temporary" or "other-than-temporary." A temporary impairment charge results in an unrealized loss being recorded in the other comprehensive income (loss) component of stockholders' equity. This treatment is appropriate when a loss in an investment is determined to be temporary in nature and the Company has the intent and ability to hold the investment until a recovery in market value takes place. Such an unrealized loss does not affect net income (loss) for the applicable accounting period. An other-than-temporary impairment charge is recorded as a realized loss in the consolidated statement of operations and reduces net income (loss) for the applicable accounting period. The Company determined that the entire impairment related to its ARS was other than temporary and recorded an impairment charge in other income (expense) on its consolidated statements of operations.

The table below presents the amounts and related weighted average interest rates by fiscal year of maturity for our investment portfolio in marketable securities as of June 30, 2008:

	Expected Maturity Date							
	2009	2010	2011	2012	2013	2014 and thereafter	Total	Fair Value
					(in thousands)			
Variable rate	$—	—	—	—	—	$23,000	$23,000	$20,050
Average Interest rate	—	—	—	—	—	2.83%	2.83%	

We may be exposed to fluctuations in foreign currencies in regards to certain agreements with service providers relating to certain clinical trials that are in process. Depending on the strengthening or weakening of the U.S. dollar, realized and unrealized currency fluctuations could be significant.

Item 8. ***Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Immunomedics, Inc.

We have audited the accompanying consolidated balance sheets of Immunomedics, Inc. and subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of operations and comprehensive loss, stockholders' (deficit) equity and cash flows for each of the three years in the period ended June 30, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Immunomedics, Inc. and subsidiaries at June 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Immunomedics, Inc.'s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 22, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

MetroPark, New Jersey
August 22, 2008

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2008	June 30, 2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 6,132,470	$ 19,088,089
Marketable securities	20,050,000	27,145,320
Accounts receivable, net of allowance for doubtful accounts of $192,000 and $109,000 at June 30, 2008 and June 30, 2007, respectively	1,057,974	708,212
Inventory	469,964	307,909
Prepaid expenses	434,305	449,709
Other current assets	212,035	266,313
Restricted cash/securities—current portion	—	1,275,200
Total current assets	28,356,748	49,240,752
Property and equipment, net	5,923,170	7,307,685
Value of life insurance policies	420,774	3,618,538
Other long-term assets	30,000	31,264
	$ 34,730,692	$ 60,198,239
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ —	$ 1,275,200
Accounts payable and accrued expenses	4,182,236	4,884,686
Total current liabilities	4,182,236	6,159,886
Other liabilities	766,123	659,546
Deferred compensation	—	1,826,885
Deferred revenues—long term portion	31,145,385	31,145,385
Minority interest	—	76,126
Commitments and Contingencies		
Stockholders' (deficit) equity:		
Preferred stock, $.01 par value; authorized 10,000,000 shares; no shares issued and outstanding at June 30, 2008 and June 30, 2007	—	—
Common stock, $.01 par value; authorized 110,000,000 shares; issued and outstanding, 75,107,164 and 75,062,164 shares at June 30, 2008 and June 30, 2007, respectively	751,071	750,621
Capital contributed in excess of par	239,891,558	238,808,181
Treasury stock, at cost, 34,725 shares	(458,370)	(458,370)
Accumulated deficit	(242,097,892)	(219,188,818)
Accumulated other comprehensive income	550,581	418,797
Total stockholders' (deficit) equity	(1,363,052)	20,330,411
	$ 34,730,692	$ 60,198,239

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years ended June 30,		
	2008	**2007**	**2006**
Revenues:			
Product sales	**$ 3,402,076**	$ 2,991,069	$ 2,253,748
License fee and other revenues	**—**	5,380,658	1,830,460
Research and development	**248,619**	134,285	268,570
Total revenues	**3,650,695**	8,506,012	4,352,778
Costs and Expenses:			
Costs of goods sold	**443,601**	599,406	473,733
Research and development	**22,208,671**	19,840,878	22,780,529
Sales and marketing	**780,049**	490,331	758,324
General and administrative	**3,257,162**	3,276,901	4,686,584
Total costs and expenses	**26,689,483**	24,207,516	28,699,170
Operating loss	**(23,038,788)**	(15,701,504)	(24,346,392)
Impairment charge on marketable securities	**(2,950,000)**	—	—
Loss on change in fair value of warrants	**—**	—	(269,988)
Interest and other income	**2,256,553**	1,741,394	667,427
Interest expense	**(64,716)**	(3,234,266)	(5,175,312)
Minority interest	**76,126**	105,874	90,160
Foreign currency transaction gain (loss)	**121,425**	35,097	(16,786)
Loss before income tax benefit	**(23,599,400)**	(17,053,405)	(29,050,891)
Income tax benefit	**690,326**	397,491	490,415
Net loss	**$(22,909,074)**	$(16,655,914)	$(28,560,476)
Per Share Data (basic and diluted):			
Net loss	**$ (0.31)**	$ (0.26)	$ (0.52)
Weighted average number of common shares outstanding	**75,092,779**	63,277,095	55,263,365
Comprehensive loss:			
Net loss	**$(22,909,074)**	$(16,655,914)	$(28,560,476)
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	**127,104**	70,763	52,938
Unrealized gain on securities available for sale	**4,680**	11,854	30,477
Other comprehensive income	**131,784**	82,617	83,415
Comprehensive loss	**$(22,777,290)**	$(16,573,297)	$(28,477,061)

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

	Preferred Stock		Common Stock		Capital Contributed in Excess of Par	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount					
Balance, at June 30, 2005,	—	—	54,073,059	$540,730	$173,417,147	$(458,370)	$(173,972,428)	$252,765	$ (220,156)
Exercise of options to purchase common stock	—	—	54,250	543	95,145	—	—	—	95,688
Stock based compensation	—	—	—	—	31,846	—	—	—	31,846
Warrants reclassified to equity	—	—	—	—	3,018,228	—	—	—	3,018,228
Conversion of 5% notes to common stock	—	—	2,808,543	28,085	6,415,167	—	—	—	6,443,252
Payment of interest expense in common stock	—	—	602,179	6,022	1,673,876	—	—	—	1,679,898
Other comprehensive income	—	—	—	—	—	—	—	83,415	83,415
Net loss	—	—	—	—	—	—	(28,560,476)	—	(28,560,476)
Balance, at June 30, 2006	—	—	57,538,031	575,380	184,651,409	(458,370)	(202,532,904)	336,180	(17,428,305)
Exercise of options to purchase common stock	—	—	87,150	871	229,976	—	—	—	230,847
Issuance of common stock pursuant to a private placement, net	—	—	4,848,485	48,485	22,283,703	—	—	—	22,332,188
Stock based compensation	—	—	—	—	353,013	—	—	—	353,013
Warrants exercised	—	—	64,935	649	192,857	—	—	—	193,506
Conversion of 5% notes to common stock	—	—	11,566,800	115,668	28,072,083	—	—	—	28,187,751
Payment of interest expense in common stock	—	—	956,763	9,568	3,025,140	—	—	—	3,034,708
Other comprehensive income	—	—	—	—	—	—	—	82,617	82,617
Net loss	—	—	—	—	—	—	(16,655,914)	—	(16,655,914)
Balance, at June 30, 2007	—	—	75,062,164	$750,621	$238,808,181	$(458,370)	$(219,188,818)	$418,797	$ 20,330,411
Exercise of options to purchase common stock	—	—	**45,000**	**450**	**83,750**				**84,200**
Stock based compensation	—	—			**999,627**				**999,627**
Other comprehensive income	—	—						**131,784**	**131,784**
Net loss	—	—					**(22,909,074)**		**(22,909,074)**
Balance, at June 30, 2008	—	—	**75,107,164**	**751,071**	**239,891,558**	**(458,370)**	**(242,097,892)**	**550,581**	**(1,363,052)**

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30, 2008	2007	2006
Cash flows from operating activities:			
Net loss	$ (22,909,074)	$ (16,655,914)	$(28,360,476)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	1,558,546	1,617,528	1,779,222
Sales of life insurance policies	3,320,218	—	—
Impairment charge on marketable securities	2,950,000	—	—
Receipt of proceeds from UCB Agreement	—	—	38,000,000
Amortization of deferred revenue	—	(5,334,615)	(1,520,000)
Minority interest	(76,126)	(105,874)	(90,160)
Provision (credit) for allowance for doubtful accounts	82,790	(8,068)	(30,160)
Inventory reserve	—	—	5,500
Amortization of premiums of marketable securities	—	15,759	106,205
Amortization of debt issuance costs and debt discount	—	348,554	2,457,111
Loss on change in fair value of warrants	—	—	269,988
Non-cash expense relating to issuance of stock options	999,627	353,013	31,846
Payment of interest expense with common stock	—	3,034,708	1,479,898
Other	131,784	70,763	52,938
Changes in operating assets and liabilities:			
Accounts receivable	(432,552)	(201,532)	(58,994)
Inventories	(162,055)	233,121	(52,927)
Prepaid Expenses	15,404	(46,059)	97,608
Other current assets	54,278	(67,227)	(14,667)
Other long-term assets	1,264	1,477	(25,963)
Accounts payable and accrued expenses	572,750	(835,540)	(1,395,934)
Other liabilities	106,577	110,284	117,699
Value of life insurance policies	(122,454)	(1,157,111)	(197,000)
Deferred compensation	(1,826,885)	710,068	93,068
Net cash (used in) provided by operating activities	(15,735,908)	(17,916,665)	12,144,802
Cash flows from investing activities:			
Purchase of marketable and restricted securities	(334,000,000)	(228,985,200)	(1,650,000)
Proceeds from maturities of marketable securities	338,145,320	204,060,000	5,448,160
Additions to property and equipment	(174,031)	(429,153)	(123,167)
Net cash provided by (used in) from investing activities	3,971,289	(25,354,353)	3,674,993
Cash flows from financing activities:			
Proceed from issuance of common stock, net of transaction costs	—	22,332,188	—
Release of restricted funds from escrow	—	—	14,300,000
Payments of debt	(1,275,200)	(1,275,200)	(1,275,200)
Exercise of stock options and stock warrants	84,200	424,353	95,688
Net cash (used in) provided by financing activities	(1,191,000)	21,481,341	13,120,488
(Decrease) increase in cash and cash equivalents	(12,955,619)	(21,789,677)	28,940,283
Cash and cash equivalents at beginning of period	19,088,089	40,877,766	11,937,483
Cash and cash equivalents at end of period	$ 6,132,470	$ 19,088,089	$ 40,877,766
Supplemental disclosure of noncash financing activities:			
Cash paid for interest	$ 64,716	$ 103,545	$ 1,080,482
Cash paid for income taxes	$ 189,743	$ 212,624	$ 1,480

See accompanying notes to consolidated financial statements.

IMMUNOMEDICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Overview

Immunomedics, Inc., a Delaware corporation ("Immunomedics" or the "Company") is a biopharmaceutical company focused on the development of monoclonal antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases. Immunomedics currently markets and sells LeukoScan® throughout Europe, Canada and in certain other markets outside the U.S.

Immunomedics is subject to significant risks and uncertainties, including, without limitation, our inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully finance and secure regulatory approval of and market our drug candidates; our dependence upon pharmaceutical and biotechnology collaborations; the levels and timing of payments under our collaborative agreements; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products; our ability to protect our proprietary technologies; patent-infringement claims; and risks of new, changing and competitive technologies and regulations in the United States and internationally.

As of June 30, 2008, the Company had unrestricted cash, cash equivalents and marketable securities totaling $26,182,000. As a result of entering into the July 11, 2008 License and Collaboration Agreement, (the "Nycomed Agreement") with Nycomed GmbH ("Nycomed") (see Note 16) along with the receipt of the initial payments related thereto, the Company has sufficient funds to continue its operations and its research and development programs for at least the next twelve months. Cash requirements in fiscal year 2009 are expected to be at a higher level than in fiscal year 2008 due to increased spending for research and development activities and clinical trials for the therapeutic product candidates. However, research and development activities are expected to continue to expand over time and the Company does not believe it will have adequate cash to complete its research and development compounds in its development pipeline in line with its corporate strategy. As a result, Immunomedics will continue to require additional financial resources in order to continue its research and development programs, clinical trials of product candidates and regulatory filings.

Since its inception in 1982, Immunomedics' principal sources of funds have been the private and public sale of debt and equity securities and, to a lesser extent, revenues from licensing. There can be no assurance that Immunomedics will be able to raise the additional capital it will need on commercially acceptable terms if at all. If the Company were unable to raise capital on acceptable terms, its ability to continue its business would be materially and adversely affected.

2. Summary of Significant Accounting Policies

Reclassification

Certain prior year balances have been reclassified to conform to the 2008 presentation.

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of Immunomedics and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest is recorded for a majority-owned subsidiary (see Note 9).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Foreign Currencies

For subsidiaries outside of the United States that operate in a local currency environment, income and expense items are translated to United States dollars at the monthly average rates of exchange prevailing during the year, assets and liabilities are translated at year-end exchange rates and equity accounts are translated at historical exchange rates. Translation adjustments are accumulated in a separate component of stockholders' equity in the Consolidated Balance Sheets and are included in the determination of comprehensive income in the Consolidated Statements of Stockholders' (Deficit) Equity. Transaction gains and losses are included in the determination of net income in the Consolidated Statements of Operations. As of June 30, 2008 and 2007, the cumulative unrealized foreign currency translation gain included in other comprehensive income was approximately $551,000 and $414,000, respectively.

Cash Equivalents and Marketable Securities

Immunomedics considers all highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents.

Immunomedics' investments in marketable securities are classified as securities that are available for sale. The marketable securities portfolio at June 30, 2008 consisted of long-term auction rate bonds that are tied to short-term interest notes that are reset through a "dutch auction" process. These Auction Rate Securities (ARS) are intended to provide liquidity via an auction process that resets the applicable interest rate at predetermined calendar intervals, allowing investors to either roll over their holdings or gain immediate liquidity by selling such interests at par. ARS have long-term scheduled maturities, but have interest rates that are typically reset at pre-determined intervals, (every 28 days for the securities purchased by Immunomedics), at which time the securities can typically be purchased or sold, creating a liquid market. Due to an active secondary market for such investments, the rate reset for each instrument is an opportunity to accept the reset rate or sell the instrument at its face value in order to seek an alternative investment. In the past, the auction process has allowed investors to roll over their holdings or obtain immediate liquidity by selling the securities at par. The Company does not intend to hold these securities to maturity, but rather to use the interest rate reset feature to provide the opportunity to maximize returns while preserving liquidity.

During the week of February 11, 2008, a substantial number of auctions "failed," meaning that there was not enough demand to sell the entire issue at auction. The recent uncertainties in the credit markets have affected the ARS investments as the auctions for these securities have failed to settle on their respective settlement dates. Consequently, the investments are not currently liquid and the Company is not able to access these funds until a future auction of these investments is successful or a buyer is found outside of the auction process. The Company has determined that the estimated fair value no longer approximates par value, although the Company continues to earn interest on the current auction rate security investments at the maximum contractual rate. Accordingly, an other than temporary impairment charge has been recorded to reduce the value of the ARS to their estimated fair value.

Accounts Receivable

Credit is extended to customers based upon an evaluation of the customer's financial condition. Accounts receivable are recorded at net realizable value.

Allowance for Doubtful Accounts

The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. The impact on the operating profit (loss) for a one percentage point change in the allowance for doubtful accounts is $2,000.

Concentration of Credit Risk

As of June 30, 2008, the Company has $23.0 million of principal invested in auction rate securities (ARS), which represents interests in student loans and student loan revenue bonds (Student Loans). These securities have long-term nominal maturities for which interest rates are reset through a dutch-auction each month and these auctions had historically provided a liquid market for these securities. As a result of the continuing liquidity issues experienced in the global credit and capital markets, these ARS have had multiple failed auctions since February 2008. The estimated fair market value at June 30, 2008, of the Company's ARS with continuing auction failures totaled approximately $20.0 million. The Company estimated the fair value of these auction rate securities using a discounted cash flow model to determine the estimated fair value of its investment in ARS as of June 30, 2008. The Company reviews for impairment in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and related guidance issued by the FASB and SEC in order to determine the classification of the impairment as "temporary" or "other-than-temporary." A temporary impairment charge results in an unrealized loss being recorded in the other comprehensive income (loss) component of stockholders' equity. This treatment is appropriate when a loss in an investment is determined to be temporary in nature and the Company has the intent and ability to hold the investment until a recovery in market value takes place. Such an unrealized loss does not affect net income (loss) for the applicable accounting period. An other-than-temporary impairment charge is recorded as a realized loss in the consolidated statement of operations and reduces net income (loss) for the applicable accounting period. The Company determined that the entire impairment related to its ARS was other than temporary and recorded an impairment charge in other income (expense) of $2.95 million in its consolidated statement of operations for the year ended June 30, 2008.

Inventory

Inventory, which consists of the finished product LeukoScan, is stated at the lower of average cost (which approximates first-in, first-out) or market, and includes materials, labor and manufacturing overhead. An inventory reserve is recorded for finished product that is not deemed to be saleable, if necessary.

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives (5-10 years) of the respective assets. Leasehold improvements are capitalized and amortized over the lesser of the initial life of the lease or the estimated useful life of the asset. Immunomedics reviews long-lived assets for impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. Immunomedics assesses the recoverability of long-lived assets held and to be used based on undiscounted cash flows, and measures the impairment, if any, using discounted cash flows.

Revenue Recognition

The Company accounts for revenue arrangements that include multiple deliverables in accordance with Emerging Issues Task Force No. 00-21, *Accounting for Revenue Arrangements with Multiple Arrangements* (EITF 00-21). EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying the guidance, revenue arrangements with multiple deliverables can only be considered as separate units of accounting if: a) the delivered item has value to the customer on a standalone basis, b) there is objective and reliable evidence of the fair value of the undelivered items and c) if the right of return exists, delivery of the undelivered items is considered probable and substantially in the control of the vendor. If these criteria are not met, the revenue elements must be considered a single unit of accounting for purposes of revenue recognition. The Company has concluded that the UCB Agreement should be accounted for as a single unit of accounting and is amortizing the $38 million payment received over the expected obligation period, which was initially estimated to end in November 2009.

During the three-month period ended March 31, 2007 UCB and their experts in the field of SLE determined that the Phase III SLE clinical trials designed and initiated by Immunomedics prior to the UCB Agreement should be terminated. UCB decided to establish new protocols under which new clinical trials for the treatment of SLE would be conducted. As a result of the UCB decision to terminate the previously ongoing SLE clinical trials, whose progress had been interrupted by the September 2006 clinical hold, the Company was no longer able to determine when the clinical trials will take place nor can it determine how these decisions will impact its obligation period under the terms of the agreement with UCB. Accordingly, the Company has ceased amortizing to revenue the deferred revenue of the upfront payments from UCB at the inception of the license agreement until such time as the obligation period is reasonably determinable.

Payments received under contracts to fund certain research activities are recognized as revenue in the period in which the research activities are performed. Payments received in advance that are related to future performance are deferred and recognized as revenue when the research projects are performed. Upfront nonrefundable fees associated with license and development agreements where the Company has continuing involvement in the agreement are recorded as deferred revenue and recognized over the estimated service period. If the estimated service period is subsequently modified, the period over which the upfront fee is recognized is modified accordingly on a prospective basis.

Milestone payments are recognized as revenue upon the achievement of mutually agreed milestones, provided that (i) the milestone event is substantive and its achievement is not reasonably assured at the inception of the agreement, and (ii) there are no continuing performance obligations associated with the milestone payment. To date, the Company has not recorded any revenue for milestone payments.

Revenue from the sale of diagnostic products is recorded when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Allowances, if any, are established for uncollectible amounts, estimated product returns and discounts.

Research and Development Costs

Research and development costs are expensed as incurred.

Split-Dollar Life Insurance Policies

In previous years the Company had collateral assignment split dollar life insurance arrangements with Dr. Goldenberg and a trust controlled by his family (the "Trust") pursuant to which the Company had agreed to pay a significant portion of the premiums on a whole life insurance policy that insured Dr. Goldenberg and was owned by and benefited the Trust. The Company would repay the lesser of the cumulative premium payments that had been made with respect to the policy or the cash surrender value of the policy upon Dr. Goldenberg's death or the voluntary termination of the arrangement by Dr. Goldenberg out of the policies' existing surrender value at the time of repayment. As noted in EITF 06-10, "*Accounting for Collateral Assignment Split Dollar Life Insurance*", an employer should recognize a liability for any post employment benefit associated with split-dollar life insurance plans. Since the contractual terms of the arrangement had provided that the Company would not be reimbursed the premiums of the policy upon termination of employment, the Company accrued a liability for a post employment benefit, which was based on a number of assumptions. The measurement of the related benefit was based on a number of probability-weighted assumptions. The more significant of these assumptions were: (a) the appropriate discount rate for computing the present value of the benefit; (b) the expected return on cash surrender values; (c) the estimated retirement date; and (d) the expected period of time after employment and prior to the death benefit. Actual results would likely differ from the assumptions used. Those differences, along with changes that may be made in the assumptions used from period to period, would impact the amounts reported in the financial statements.

In the previous year the Company had recognized an asset in the financial statements based on the amount that could be realized under the insurance contract as of the date of each balance sheet. The amount the Company would realize was the lesser of the premiums paid by the Company or the cash surrender value of the policy. In December 2007, this split-dollar life insurance policy was terminated by the Company and Dr. Goldenberg.

Income Taxes

The Company uses the asset and liability method to account for income taxes, including the recognition of deferred tax assets and deferred tax liabilities for the anticipated future tax consequences attributable to differences between financial statements amounts and their respective tax bases. The Company reviews its deferred tax assets for recovery. A valuation allowance is established when the Company believes that it is more likely than not that its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company's tax provision in the period of change.

Income taxes were provided for profitable foreign jurisdictions at the applicable effective tax rate during the 2008 and the 2007 fiscal years ($333,000 and $104,000, respectively). No income taxes were provided for in fiscal year 2006 in those jurisdictions due to operating losses.

Benefits received resulting from the sale of the Company's State of New Jersey net operating losses ("NOL") are recognized as a tax benefit when the NOL is approved for sale by the State of New Jersey. During the 2008, 2007 and 2006 fiscal years, the Company sold and received benefits of approximately $1,062,000, $647,000 and $514,000, respectively, as a result of the State of New Jersey NOL program.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has adopted FIN 48 as of July 1, 2007, as required, and determined that the adoption of FIN 48 did not have a material impact on the Company's financial position and results of operations. The Company did not recognize interest or penalties related to income taxes during the years ended June 30, 2008, 2007 or 2006 and did not accrue for interest or penalties as of June 30, 2008 or 2007. The Company does not have an accrual for uncertain tax positions as of June 30, 2008 or 2007. The U.S. Federal statute of limitation remains open for the fiscal years 2004 onward. State income tax returns are generally subject to examination for a period of 3-5 years after filing of the respective return. Income taxes are provided for profitable foreign jurisdictions at the applicable effective tax rate.

Net Loss Per Share Allocable to Common Stockholders

Net loss per basic and diluted common share allocable to common stockholders is based on the net loss for the relevant period, divided by the weighted-average number of common shares outstanding during the period. For the purposes of the diluted net loss per common share calculations, the exercise or conversion of all potential common shares is not included because their effect would have been anti-dilutive, due to the net loss recorded for the years ended June 30, 2008, 2007 and 2006. The common stock equivalents excluded from the diluted per share calculation are 5,662,600 for the fiscal year ended June 30, 2008, 7,958,328 for the fiscal year ended June 30, 2007 and 20,347,611 for the fiscal year ended June 30, 2006.

Comprehensive Loss

Comprehensive loss consists of net loss, net unrealized gains (losses) on securities available for sale and foreign currency translation adjustments and is presented in the Consolidated Statements of Operations and Comprehensive Loss.

Stock-Based Compensation

The Company's 2006 Stock Incentive Plan (the "Plan") permits the grant of share options and shares to its employees for up to 8 million shares of common stock. A summary of this plan is provided in Note 7. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have seven year contractual terms. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan).

The fair value of each option granted during the years ended June 30, 2008, 2007 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in the following table:

	Years ended June 30,		
	2008	2007	2006
Expected dividend yield	0%	0%	0%
Expected option term (years)	5.40	6.25	6.25
Expected stock price volatility	93%	93%	94%
Risk-free interest rate	2.88% - 5.11%	4.50% - 5.10%	4.06% - 5.05%

The weighted average fair value at the date of grant for options granted during the years ended June 30, 2008, 2007 and 2006 were $3.88, $2.75 and $2.02 per share, respectively. The Company uses historical data to estimate forfeitures. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected stock price volatility was calculated on ten-year daily stock trading history. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company has 931,854 non-vested options and restricted stock units outstanding. As of June 30, 2008 and June 30, 2007 there was $2,119,000 and $1,419,000, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is being recognized over a weighted-average period of 2.5 years. The weighted average remaining contractual terms of the exercisable shares is 4.37 years and 5.19 years as of June 30, 2008 and June 30, 2007, respectively.

Financial Instruments

The carrying amounts of cash and cash equivalents, other current assets and current liabilities, long term debt and restricted securities approximate fair value due to the short-term maturity of these instruments. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The fair value of the marketable securities was estimated by the Company using a discounted cash flow model, as discussed in Note 3.

Recently Issued Accounting Pronouncements

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on EITF Issue No. 07-03, *"Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-03").* EITF 07-03 provides that nonrefundable advance payments for goods or services that will be used or provided for future research and development activities should be deferred and capitalized and that such amounts should be recognized as an expense as the related goods are delivered or the related services are performed, and provides guidance with respect to evaluation of the expectation of goods to be received or services to be provided. The provisions of EITF 07-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Immunomedics will adopt EITF 07-03 on July 1, 2008. The effects of applying the consensus of EITF 07-03 are to be reported prospectively for new contracts entered into on or after the effective date. The Company does not believe the adoption of EITF 07-03 will have a significant impact on the consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted for all assets and liabilities that have not been specifically deferred. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13* and FSP No. FAS 157-2, *Effective Date of FASB Statement No. 157.* Collectively, these Staff Positions allow a one-year deferral of adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis and amend SFAS 157 to exclude FASB Statement No. 13 and its related interpretive accounting pronouncements that address leasing transactions The Company is currently evaluating the impact, if any, that SFAS 157 will have on its consolidated financial position, results of operations and cash flows. The Company does not believe the adoption of SFAS No. 157 will have a significant impact on the consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, SFAS 159 specifies that the effect of the first remeasurement to fair value will be reported as a cumulative-effect adjustment to the opening balance of retained earnings and unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. SFAS 159 was effective for us on July 1, 2008. The Company does not expect the adoption of SFAS 159 to have a material impact on our consolidated financial statements.

In December 2007, the EITF reached a consensus on Issue No. 07-1, *Accounting for Collaborative Arrangements* ("EITF 07-1"). The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and its terms, the nature of the entity's business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however, required disclosure under EITF 07-1 applies to the entire collaborative agreement. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. The Company is currently evaluating the requirements of EITF 07-1; however, it does not believe that its adoption will have a significant impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS No. 160"), which amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated balance sheet within equity, but separate from the parent's equity. SFAS No. 160 also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations. Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontrolling equity investment. SFAS No. 160 also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for all fiscal years, and interim periods within those fiscal years, beginning on for after December 15, 2008. The Company does not believe that the adoption of SFAS No. 160 will have a significant impact on its consolidated financial statements.

In June 2007, the FASB issued EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*, ("EITF 07-3"). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized. The capitalized amounts should be expensed as the related goods are delivered or the services are performed. EITF 07-3 is effective for new contracts entered into during fiscal years beginning after December 15, 2007. The Company is currently evaluating the requirements of EITF 07-3; however, it does not believe that its adoption will have a significant impact on its consolidated financial statements.

3. Marketable Securities

Immunomedics utilizes SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, to account for investments in marketable securities. Under this accounting standard, securities for which there is not the positive intent and ability to hold to maturity are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses, which are deemed to be temporary, on securities classified as available-for-sale are carried as a separate component of accumulated other comprehensive income (loss). Immunomedics considers all of its current investments to be available-for-sale. Marketable securities at June 30, 2008 and 2007 consist of the following (in thousands):

	Adjusted Cost Basis	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
June 30, 2008				
Auction Rate Securities	$20,050	$—	$—	$20,050
	$20,050	$—	$—	$20,050
June 30, 2007				
Agency Bonds	$ 5,000	$—	$ (5)	$ 4,995
Auction Rate Securities	22,150	—	—	22,150
	$27,150	$—	$ (5)	$27,145

ARS are debt instruments that represent investments in pools of assets. These ARS investments are intended to provide liquidity via an auction process that resets the applicable interest rate at predetermined calendar intervals, allowing investors to either roll over their holdings or gain immediate liquidity by selling such interests at par. ARS have long-term scheduled maturities, ranging from 2032 to 2046, but have interest rates that are typically reset at pre-determined intervals, (every 28 days for the securities purchased by the Company), at which time the securities can typically be purchased or sold, creating a liquid market. When there is an active market for such investments, the reset rate for each instrument is an opportunity to accept the rates that reset or sell the instrument at its face value in order to seek an alternative investment. In the past, the auction process has allowed investors to roll over their holdings or obtain immediate liquidity by selling the securities at par. The Company does not intend to hold these securities to maturity, but rather to use the interest rate reset feature to provide the opportunity to maximize returns while preserving liquidity.

Due to the Company's working capital requirements over the next twelve months, these securities are classified as short-term investments in current assets on the Company's consolidated balance sheet. The ARS held are all AAA rated collateralized by student loans guaranteed by the U.S. government under the Federal Family Education Loan Program and backed by insurance companies. To date, the Company has collected all interest payable on all of the ARS when due and expects to continue to do so in the future.

As of December 31, 2007, the Company held eight auction rate securities that had a total par value of $29.0 million. Until February 2008, the auction rate securities market was highly liquid. During the week of February 11, 2008, a substantial number of auctions "failed," meaning that there was not enough demand to sell the entire issue at auction. Subsequent to this market failure, the Company was able to sell two of the auction rate securities at par value, comprising $6.0 million. As of June 30, 2008 the Company holds the six remaining auction rate securities with a par value of $23.0 million. The recent uncertainties in the credit markets have affected the Company's holdings in ARS investments as the auctions for these securities have failed to settle on their respective settlement dates. Consequently, the investments are not currently liquid and the Company will not be able to access these funds until a future auction of these investments is successful or a buyer is found outside of the auction process.

As a result of the Company's assessment of a number of factors, including without limitation, market conditions and the credit quality of these securities, the Company determined that the estimated fair value no longer approximates par value, although the Company continues to earn interest on the current auction rate security investments at the maximum contractual rate. Accordingly, the Company recorded an other than temporary impairment charge of $2.95 million to reduce the value of the ARS to their estimated fair value of $20.0 million. The Company estimated the fair value of these auction rate securities using a discounted cash flow model to determine the estimated fair value of its investment in ARS as of June 30, 2008. The significant assumptions used in preparing the discounted cash flow model include (i) estimates for the investment's contractual bond coupon rates, (ii) the market yield interest rates and (iii) the effective maturity period (which is the period the auctions are expected to resume its normal function). If the Company's estimates regarding the fair value of these securities are inaccurate, a future other-than-temporary impairment charge may be required. Additionally, these estimated fair values could change significantly based on future market conditions and as such the Company may be required to record additional losses for impairment if the Company determines there are further declines in fair value.

4. Inventory

Inventory consisted of the following at June 30 (in thousands):

	2008	2007
Work in process	$—	$ 58
Finished goods	470	250
	$470	$308

5. Property and Equipment

Property and equipment consisted of the following at June 30 (in thousands):

	2008	2007
Machinery and equipment	$ 6,188	$ 6,076
Leasehold improvements	17,484	17,476
Furniture and fixtures	814	814
Computer equipment	1,450	1,396
	25,936	25,762
Accumulated depreciation and amortization	(20,013)	(18,454)
	$ 5,923	$ 7,308
Depreciation expense	$ 1,559	$ 1,617

6. Other Balance Sheet Details

Accounts payable and accrued expenses consisted of the following at June 30 (in thousands):

	2008	2007
Trade accounts payable	$ 598	$1,312
Clinical trial accruals	1,649	2,116
Various legal counsel	123	425
Executive bonus	636	315
Foreign income tax payable	506	181
Miscellaneous other current liabilities	670	536
	$4,182	$4,885

7. Stockholders' Equity

Preferred Stock

The Certificate of Incorporation of the Company authorizes 10,000,000 shares of preferred stock, $.01 par value per share. The preferred stock may be issued from time to time in one or more series, with such distinctive serial designations, rights and preferences as shall be determined by the Board of Directors.

Common Stock

On May 1, 2007, the Company closed an offering to certain institutional investors pursuant to which the Company issued and sold an aggregate of 4,848,485 registered shares of its common stock at $4.95 per share, through a registered direct offering, for aggregate net proceeds of approximately $22.3 million. The shares of common stock offered by the Company in this transaction were registered under the Company's existing shelf registration statement (File No. 333-114810) on Form S-3, which was declared effective by the Securities and Exchange Commission on May 25, 2004.

During the year ended June 30, 2007, holders of 5% Senior Convertible Notes, due May 2008 (the "5% Notes") converted an aggregate of $12,770,000 of the 5% Notes principal and the Company paid approximately $959,000 of interest due to the Notes' holders in shares of common stock. In addition, on February 7, 2007, in accordance with the terms of the 5% Notes, the Company caused the holders of the 5% Notes to convert an aggregate $17,535,000 of the 5% Notes principal, and the Company paid approximately $1,318,000 of interest due to these Notes' holders in shares of common stock. The Company made a semi-annual interest payment of approximately $758,000 to the 5% Note holders on November 1, 2006. This interest payment may be made in (1) cash, (2) shares of common stock or (3) a combination thereof at the discretion of the Company. The Company decided to retire the accrued interest liability of approximately $758,000 due November 1, 2006 with payment of shares of common stock, resulting in an increase of common stock and additional paid in capital of $3,406 and $754,218, respectively. This transaction resulted in the issuance of 340,574 shares of common stock. These transactions resulted in the issuance of an aggregate of 12,523,563 shares of the Company's common stock.

On August 19, 2005 at a Special Meeting of Stockholders a majority of holders of common stock of the Company approved an amendment to the Company's Certificate of Incorporation to increase the number of shares of common stock authorized from 70 million shares to 110 million shares. In addition, the shareholders voted to authorize shares of common stock for conversion into common stock for the 5% Notes and the Warrants, (see Note 12). The 5% Notes and Warrants were therefore no longer restricted as to conversion into shares of the Company's common stock. The liability for the Warrants was increased by approximately $270,000 on August 19, 2005 to reflect the increase in the Company's common stock valuation. This increase in the liability for the Warrants is reflected in the statement of operations and the Warrant liability of $3,018,000, was subsequently classified as permanent equity during the year ended June 30, 2006.

Stockholders Rights Plan

In February 2002, the Company's Board of Directors declared a dividend of one new right per share pursuant to the 2002 Stockholder Rights Plan (the "2002 Rights Plan") adopted by the Board of Directors. The 2002 Rights Plan involved the distribution of one "Right" as a dividend on each outstanding share of the Company's common stock to each holder of record on March 15, 2002. The 2002 Rights Plan provides that if a third party acquires more than 15% of the Company's common stock without prior approval of the Board of Directors, all of the stockholders of the Company (other than the acquiring party) will be entitled to buy either shares of a special series of our Preferred Shares, or shares of the Company's common stock with a market value equal to double the Exercise Price for each Right they hold. Under these circumstances, the Board of Directors may instead allow each such Right (other than those held by the acquiring party) to be exchanged for one share of the Company's common stock. The exercise or exchange of these Rights would have a substantial dilutive effect on the acquiring party. The Company's Board of Directors retains the right at all times to discontinue the 2002 Rights Plan through redemption of all rights or amend the 2002 Rights Plan in any respect. The Rights will expire on March 1, 2012 (unless extended or unless the Rights are earlier redeemed by the Company as described in the 2002 Rights Plan). No shareholder has exercised this right as of June 30, 2008.

Stock Compensation Plan

At the Annual Stockholder Meeting on December 6, 2006, the Company's stockholders approved the Immunomedics, Inc. 2006 Stock Incentive Plan ("2006 Stock Incentive Plan"). The plan was created with the intention to promote the interests of the Company, by providing eligible persons with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive to remain with the organization. The December 6, 2006 approval authorized 12,000,000 shares of common stock for issuance, which was comprised of 6,736,625 shares of common stock previously available under the 2002 Employee Share Option Plan (the "2002 Plan"), including 5,346,800 shares subject to outstanding options and an additional 5,263,375 shares of common stock.

The 2006 Stock Incentive Plan is divided into three separate equity incentive programs. These incentive programs consist of:

- Discretionary Grant Program under which eligible persons may be granted options to purchase shares of common stock or stock appreciation rights tied to the value of the common stock;
- Stock Issuance Program under which eligible persons may be issued shares of common stock pursuant to restricted stock awards, restricted stock units, performance shares or other stock-based awards which vest upon completion of a designated service period or the attainment of pre-established performance milestones, or such shares of common stock may be a fully-vested bonus for services rendered; and
- Automatic Grant Program under which eligible non-employee Board members will automatically receive grants at designated intervals over their period of continued Board service.

The Company's Employee Share Option Plan (the "Plan") permitted the grant of share options and shares to its employees for up to 8 million shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have seven year contractual terms. Certain options provide for accelerated vesting if there is a change in control (as defined in the Plan). At June 30, 2008, 6,311,650 stock options were still available for future grant and shares of common stock were reserved for possible future issuance upon exercise of stock options both currently outstanding and which may be issued in the future.

Each of the Company's outside Directors who had been a Director prior to July 1st of each year is granted, at the annual shareholder meeting of each year, an option to purchase shares of the Company's common stock at fair market value on the grant date, the number of options to be issued is at the discretion of the Company's Board of Directors. For fiscal years 2008, 2007 and 2006 stock options to purchase 95,000 (of which 26,667 were restricted stock units), 100,000 and 70,000 shares of common stock respectively, were granted to these Directors. When an outside Director is elected to the Board of Directors, they are awarded options for 10,000 shares of the Company's common stock.

Information concerning options for the years ended June 30, 2008, 2007 and 2006 is summarized as follows:

	Number of Shares			Weighted Average Price		
	2008	2007	2006	2008	2007	2006
Options outstanding, beginning of year	5,272,300	5,254,200	5,486,650	$7.82	$7.92	$8.62
Options granted	437,833	341,500	686,500	$3.88	$3.64	$2.55
Options exercised	(45,000)	(87,150)	(54,250)	$1.87	$2.65	$1.76
Options cancelled or forfeited	(129,200)	(236,250)	(864,700)	$8.03	$5.92	$6.30
Options outstanding, end of year	5,535,933	5,272,300	5,254,200	$7.55	$7.82	$7.92

The aggregate intrinsic value of the outstanding and exercisable stock options as of June 30, 2008 is $293,000 and $274,000, respectively. The aggregate intrinsic value is the sum of the amounts by which the quoted market price of the Company's common stock exceeded the exercise price of the options at June 30, 2008, for those options for which the quoted market price was in excess of the exercise price. The total intrinsic value of options exercised during the 2008, 2007 and 2006 fiscal years was $27,000, $174,000 and $30,000, respectively.

The following table summarizes information concerning options outstanding under the Plans at June 30, 2008:

Range of exercise price	Number outstanding at June 30, 2008	Weighted average exercise price	Weighted average remaining term (yrs.)	Number exercisable at June 30, 2008	Weighted average exercise price
$ 1.44 - 3.00	1,533,433	$2.16	6.49	1,113,183	$2.05
3.01 - 5.00	1,304,000	4.28	4.63	830,313	4.23
5.01 - 8.00	1,366,000	6.50	5.12	1,354,750	6.51
8.01 - 18.00	716,500	15.86	2.23	716,500	15.86
$ 18.01 - 24.56	616,000	20.52	2.96	616,000	20.52
	5,535,933	$7.55	4.77	4,630,476	$8.34

As of June 30, 2008, there were 26,667 restricted stock units outstanding which are not included in the stock option tables above. During the 2008 fiscal year these restricted stock units were granted at a per share price of $2.38 per unit at time of grant, which become vested within one year of grant.

A summary of the Company's non-vested restricted stock units at June 30, 2008, and changes during the year ended June 30, 2008 is presented below:

Non-Vested Restricted Stock Units	Number of Awards
Non-vested at July 1, 2007	—
Granted	26,667
Vested	—
Forfeited	—
Non-vested at June 30, 2008	26,667

The fair value of each option granted during the years ended June 30, 2008, 2007 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in the following table:

	Years ended June 30,		
	2008	2007	2006
Expected dividend yield	0%	0%	0%
Expected option term (years)	5.40	6.25	6.25
Expected stock price volatility	93%	93%	94%
Risk-free interest rate	2.88% - 5.11%	4.50% - 5.10%	4.06% - 5.05%

The weighted average fair value at the date of grant for options granted during the years ended June 30, 2008, 2007 and 2006 were $2.93, $2.75 and $2.02 per share, respectively. The Company uses historical data to estimate employee forfeitures. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected stock price volatility was calculated on ten-year daily stock trading history. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The Company has 931,854 non-vested options and restricted stock units outstanding. As of June 30, 2008 and June 30, 2007 there was $2,119,000 and $1,419,000, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is being recognized over a weighted-average period of 2.5 years. The weighted average remaining contractual terms of the exercisable shares is 4.37 years and 5.19 years as of June 30, 2008 and June 30, 2007, respectively.

The Company has outstanding warrants set to expire in April 2009 to purchase 100,000 shares of common stock at a price equal to $16.00 per share.

8. Income Taxes

The (benefit) provision for income taxes is as follows (in thousands):

	Year Ended June 30,		
	2008	2007	2006
Federal			
Current	$ 26	$ 100	—
Deferred	—	—	—
Total Federal	26	100	—
State			
Current	(1,049)	(601)	(490)
Deferred	—	—	—
Total State	(1,049)	(601)	(490)
Foreign			
Current	333	104	—
Deferred	—	—	—
Total Foreign	333	104	—
Total (Benefit)	$ (690)	$(397)	$(490)

A reconciliation of the statutory tax rates and the effective tax rates for each of the years ended June 30 is as follows:

	2008	2007	2006
Statutory rate	(34.0%)	(34.0%)	(34.0%)
State income taxes (net of Federal tax benefit)	(1.7%)	(10.7%)	(7.2%)
Foreign income tax	0.1%	(2.8%)	(0.1%)
Change in valuation allowance	21.0%	50.0%	41.4%
NOL expiration	6.8%	8.5%	2.1%
Provision to return true-up	4.9%	(13.3%)	(3.9%)
	(2.9%)	(2.3%)	(1.7%)

Immunomedics applies SFAS No. 109, *Accounting for Income Taxes,* to account for income taxes. For fiscal years 2008, 2007 and 2006, the Company recorded a state tax benefit of $1,062,000, $647,000 and $514,000, respectively, as a result of its sale of approximately $13,194,000, $8,031,000 and $6,385,000 of New Jersey state net operating losses, respectively.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets as of June 30, 2008 and 2007 are presented below (in thousands):

	2008	2007
Deferred tax assets:		
Net operating loss carry forwards	$ 70,854	$ 67,114
Research and development credits	11,329	10,680
Property and equipment	3,281	3,190
Deferred revenue	12,439	12,439
Other	5,094	4,462
Total	102,997	97,885
Valuation allowance	(102,997)	(97,885)
Net deferred taxes	$ —	$ —

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowances for fiscal years 2008 and 2007 have been applied to offset the deferred tax assets in recognition of the uncertainty that such tax benefits will be realized as the Company continues to incur losses. The differences between book income and tax income primarily relates to the recognition of income resulting from the UCB Agreement (see Note 10) and depreciation.

At June 30, 2008, the Company has available net operating loss carry forwards for federal income tax reporting purposes of approximately $191.0 million and for state income tax reporting purposes of approximately $71.0 million, which expire at various dates between fiscal 2009 and 2028. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the annual utilization of a company's net operating loss and research credit carry forwards may be limited if the Company experiences a change in ownership of more than 50 percentage points within a three-year period. As a result of certain financing arrangements, the Company may have experienced such ownership changes. Accordingly, the Company's net operating loss carry forwards available to offset future federal taxable income arising before such ownership changes may be limited. Similarly, the Company may be restricted in using its research credit carry forwards arising before such ownership changes to offset future federal income tax expense. Of the deferred tax asset valuation allowance related to the net operating loss carry forwards, approximately $24.4 million relates to a tax deduction for non-qualified stock options. Immunomedics will increase capital contributed in excess of par when these benefits are deemed to be more likely than not to be realized for tax purposes. The net operating loss carry forwards for Federal income tax reporting purposes referred to above excludes certain losses from the Company's operations in The Netherlands and Germany, which may also be limited.

During the fiscal year ended June 30, 2008, the Company adopted FIN 48 which clarifies the accounting for income taxes by prescribing the minimum threshold a tax position is required to meet before being recognized in the financial statements as well as guidance on de-recognition, measurement, classification and disclosure of tax positions. The adoption of FIN 48 by the Company did not have a material impact on the Company's financial condition or results of operation and resulted in no cumulative effect of accounting change being recorded as of July 1, 2007. The Company does not have any net liabilities recorded related to unrecognized tax benefits at June 30, 2008 and July 1, 2007. The Company does have gross liabilities recorded of approximately $2.5 million, as of June 30, 2008 and July 1, 2007. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	(in thousands)
Balance at July 1, 2007	$2,500
Additions/Reductions related to current or prior year tax positions	—
Balance at June 30, 2008	$2,500

The Company has not taken any tax benefits related to this liability due to the recognition of a tax valuation allowance on its balance sheet. The Company will recognize potential interest and penalties related to income tax positions as a component of the provision for income taxes on the consolidated statements of income in any future periods in which the Company must record a liability. The Company is no longer subject to federal, state, or foreign income tax assessments for years prior to 2003.

9. Related Party Transactions

Certain of the Company's affiliates, including members of its senior management and Board of Directors, as well as their respective family members and other affiliates, have relationships and agreements among themselves as well as with the Company and its affiliates, that create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, the Company's Chairman, Chief Medical Officer and Chief Scientific Officer, Ms. Cynthia L. Sullivan, the President and Chief Executive Officer, who is the wife of Dr. David M. Goldenberg, and certain companies with which the Company does business, including the Center for Molecular Medicine and Immunology and IBC Pharmaceuticals, Inc.

Dr. David M. Goldenberg

Dr. David M. Goldenberg was an original founder of Immunomedics over 20 years ago and continues to play a critical role in its business. He currently serves as Chairman of the Board of Directors, Chief Medical Officer and Chief Scientific Officer, and is married to our President and Chief Executive Officer, Cynthia L. Sullivan. Dr. Goldenberg is a party to a number of agreements with the Company involving not only his services, but intellectual property owned by him. In addition, Dr. Goldenberg performs services for The Center for Molecular Medicine and Immunology ("CMMI"), a not-for-profit specialized cancer research center.

License Agreement. Pursuant to a License Agreement between Immunomedics and Dr. Goldenberg, certain patent applications owned by Dr. Goldenberg were licensed to Immunomedics at the time of Immunomedics' formation in exchange for a royalty in the amount of 0.5% of the first $20,000,000 of annual net sales of all products covered by any of such patents and 0.25% of annual net sales of such products in excess of $20,000,000. Five of the licensed U.S. patents have since expired. In November 1993 the ownership rights of Immunomedics were extended as part of Dr. Goldenberg's employment agreement, with Immunomedics agreeing to diligently pursue all ideas, discoveries, developments and products, into the entire medical field, which, at any time during his past or continuing employment by Immunomedics (but not when performing services for CMMI—see below), Dr. Goldenberg has made or conceived or hereafter makes or conceives, or the making or conception of which he has materially contributed to or hereafter contributes to, all as defined in the Employment Agreement.

Employment Agreement. On June 28, 2007 (effective beginning July 1, 2007), the Company entered into an Amended and Restated Employment Agreement pertaining to Dr. Goldenberg's service to the Company as the Chief Scientific Officer and Chief Medical Officer (the "Goldenberg Agreement"), until June 30, 2011. Dr. Goldenberg's annual base salary is a minimum of $500,000, which shall be reviewed annually for appropriate increases by the Board of Directors of the Company. Dr. Goldenberg will also be eligible to participate in any

Company's incentive compensation plan in place for its senior level executives and will be eligible to receive an annual discretionary bonus based upon certain performance standards to be determined by the Compensation Committee. Dr. Goldenberg's annual bonus target is 30% of his annual base salary, subject to achievement of performance goals, with a potential payout from 0 to 150% of the target amount. Dr. Goldenberg will also be eligible to receive equity compensation awards under the Company's 2006 Stock Incentive Plan, at the discretion of the Compensation Committee.

Dr. Goldenberg will also be eligible to receive certain additional incentive compensation during the agreement term. Beginning with the 2008 fiscal year, for any fiscal year in which the Company records an annual net loss, Dr. Goldenberg shall receive a sum equal to 0.75% of the consideration the Company receives from any licensing agreement, sale of intellectual property or similar transaction with any third party, with certain exceptions as defined in the Goldenberg Agreement. Under the terms of the Nycomed Agreement, the Company received an initial, non-refundable $40.0 million payment in August 2008. Assuming the Company records a loss for the fiscal year ended June 30, 2009 and no further consideration is received, (see Note 15), Dr. Goldenberg will be paid $300,000. For any fiscal year in which the Company records net income, Dr. Goldenberg shall receive a sum equal to 1.50% of the Company's Annual Net Revenue as defined in the Goldenberg Agreement for each such fiscal year, and thereafter throughout the non-competition period, as described in the Agreement.

Dr. Goldenberg will also be eligible to receive royalty payments on royalties received by the Company. For each fiscal year the Company shall pay Dr. Goldenberg a sum equal to a percentage of the annual royalties the Company receives on each of the products for which Dr. Goldenberg is an Inventor, and all products using, related to or derived from products for which Dr. Goldenberg is an Inventor. The percentage of royalties that the Company will pay to Dr. Goldenberg on each patented product will be determined based on the percentage of royalties that the Company must pay to external third parties. The Company agreed to make a minimum payment of $150,000 to Dr. Goldenberg during each of fiscal years during the Goldenberg Agreement, payable in equal quarterly payments, as an advance against the amounts due as additional incentive compensation, royalty payments and dispositions of undeveloped assets. In the event the Company completes a disposition of the Company's undeveloped assets for which Dr. Goldenberg was an Inventor, the Company will pay Dr. Goldenberg a sum equal to at least twenty percent or more of the consideration the Company receives from each disposition. The Company's obligation to compensate Dr. Goldenberg upon dispositions of undeveloped assets applies to all dispositions completed within the contract term or within three years thereafter. No payments were made in addition to the annual minimum payment during 2008 fiscal year. For the 2007 and 2006 fiscal years, the minimum payments received by Dr. Goldenberg under the previous employment agreement were $100,000 per year.

The Goldenberg Agreement provides that in the event the Company terminates Dr. Goldenberg at any time without "Good Cause" (as defined in the Agreement) or Dr. Goldenberg resigns for "Good Reason" (as defined in the Agreement), Dr. Goldenberg will be entitled to receive a lump-sum severance payment in an amount equal to two times his annual base salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. In addition, the Company shall pay monthly COBRA medical insurance costs, if Dr. Goldenberg continues medical coverage under COBRA, for a period of 24 months following such termination.

This agreement also provides that in the event of a change of control, if Dr. Goldenberg terminates his employment upon ninety (90) days prior written notice to the Company or its successor, following the second anniversary of a change of control of the Company, Dr. Goldenberg will be entitled to receive a lump sum severance payment in an amount equal to three times his annual base salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. In addition, Dr. Goldenberg will receive, for a period of three years following such termination, all medical and dental coverages in effect on the date of termination or, at the Company's election, cash in lieu of such coverage in an amount equal to Dr. Goldenberg's after-tax cost of continuing comparable coverage. Dr. Goldenberg will also be entitled to receive any benefits accrued in accordance with the terms of any applicable benefit plan and program of the Company and an annual bonus, if any, payable for the fiscal year in which Dr. Goldenberg was terminated (prorated to reflect Dr. Goldenberg's actual period of service during such fiscal year). Additionally, the Goldenberg Agreement provides for a gross-up payment under certain circumstances to compensate Dr. Goldenberg for excise taxes that may be attributable to him as a result of the foregoing payments.

Finally, it is a condition to his employment agreement that Dr. Goldenberg be permitted to continue his involvement with CMMI, as discussed in greater detail below. Dr. Goldenberg also is compensated by IBC Pharmaceuticals as discussed in greater detail in these notes to the consolidated financial statements.

Life Insurance. Previously, the David M Goldenberg Insurance Trust, (a trust created by Dr. Goldenberg), was the beneficiary to a $10.0 million life insurance policy on his life. The policy provided funds, which could have been used to assist Dr. Goldenberg's estate in settling estate tax obligations and thus potentially reducing the number of shares of the Common Stock the estate may be required to sell over a short period of time to raise funds to satisfy such tax obligations. During what was estimated to be a 15-year period, the Company was obligated to pay $143,000 per year towards premiums in addition to amounts required to be paid by the David M. Goldenberg Insurance Trust. The Company had an interest in this policy equal to the lesser of the cumulative amount of premium payments made by it under the policy. In January 2008, the Company received $2,694,200 from the David M Goldenberg Insurance Trust for the cumulative premiums previously paid by the Company, with the remainder of the cash surrender value ($180,800) paid to the David M. Goldenberg Insurance Trust.

Upon surrender of the insurance policy on December 26, 2007, the Company eliminated the deferred compensation liability previously recorded by the Company for the present value of the future benefits expected to be provided to the Chairman in exchange for the Chairman's service to his termination date (approximately $1,249,000). In addition, the Company and Dr. Goldenberg agreed that Dr. Goldenberg will be reimbursed approximately $360,000 for personal income taxes related to the split-dollar life insurance agreement during the period the policy was in effect, of which $204,000 was payable to Dr. Goldenberg as of June 30, 2008. These items have been reported as a reduction to general and administrative expense. With the termination of the split-dollar agreement and the Company's entrance into Amendment No. 1 to the Goldenberg Agreement dated January 31, 2008, the Company is no longer obligated to maintain any life insurance policies to which Dr. David M. Goldenberg is the beneficiary. The Company currently maintains $21.0 million of life insurance policies on Dr. Goldenberg for the benefit of the Company.

Under the terms of the Goldenberg Agreement, effective July 1, 2007, the Company was to continue to pay the premium cost of life insurance policies on the life of Dr. Goldenberg in effect under the previous employment agreement. On September 7, 2007, Dr. Goldenberg and the Company entered into agreements to terminate certain severance payments and assign certain insurance benefits included as part of Dr. Goldenberg's previous employment agreement. The termination of this arrangement reduced the Company's deferred compensation accrual and net loss by approximately $617,000 in the first quarter of fiscal year 2008.

Cynthia L. Sullivan

On December 31, 2006, Immunomedics Cynthia L. Sullivan entered into an Amended and Restated Employment Agreement pertaining to Ms. Sullivan's service as the Company's President and Chief Executive Officer (the "Sullivan Agreement"). The Sullivan Agreement amended and restated the previous employment agreement, dated as of March 10, 2001, by and between the Company and Ms. Sullivan, as extended by the Company on June 14, 2006, in its entirety.

Employment Agreement. The Sullivan Agreement will continue, unless earlier terminated by the parties, until December 30, 2008, and will be automatically extended for successive one-year periods unless either the Company or Ms. Sullivan provides a written notice at least 180 days preceding the date of any such extension. Ms. Sullivan's annual base salary under the Sullivan Agreement is $532,000, which shall be reviewed annually for appropriate increases by the Board of Directors or the Compensation Committee of the Board. Ms. Sullivan will also be eligible to participate in the Company's incentive compensation plan in place for its senior level executives. In addition, Ms. Sullivan will be eligible to receive an annual discretionary bonus determined by the Compensation Committee of the Board based upon certain performance standards to be determined by the Compensation Committee. Ms. Sullivan's annual bonus target is 30% of her annual base salary, subject to achievement of performance goals, with a potential payout from 0 to 150% of the target amount. Ms. Sullivan will also be eligible to receive equity compensation awards under the Company's 2006 Stock Incentive Plan, or any such successor equity compensation plan as may be in place from time to time.

The Sullivan Agreement provides that in the event the Company terminates Ms. Sullivan at any time without "Cause" (as defined in the Agreement) or Ms. Sullivan resigns for "Good Reason" (as defined in the Agreement), Ms. Sullivan will be entitled to receive severance payments in an amount equal to two times her annual base salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. Ms. Sullivan will also be entitled to any benefits accrued in accordance with the terms of any applicable benefit plan and program of the Company and an annual bonus, if any, payable for the fiscal year in which Ms. Sullivan was terminated.

The Sullivan Agreement also provides that in the event of a change of control the Company terminates Ms. Sullivan without "Cause" (as defined in the Sullivan Agreement) or Ms. Sullivan resigns for "Good Reason" (as defined in the Sullivan Agreement), Ms. Sullivan will be entitled to receive a lump sum severance payment in an amount equal to three times her annual base salary in effect at that time, plus the target bonus established for the fiscal year in which the date of termination occurs. In addition, Ms. Sullivan will receive, for a period of 36 months following such termination, all medical and dental coverages in effect on the date of termination or, at the Company's election, cash in lieu of such coverage in an amount equal to Ms. Sullivan's after-tax cost of continuing comparable coverage. Ms. Sullivan will also be entitled to receive any benefits accrued in accordance with the terms of any applicable benefit plan and program of the Company and an annual bonus, if any, payable for the fiscal year in which Ms. Sullivan was terminated.

Relationships with The Center for Molecular Medicine and Immunology

The Company's product development has involved, to varying degrees, The Center for Molecular Medicine and Immunology (CMMI), a not-for-profit specialized cancer research center, for the performance of certain basic research and patient evaluations, the results of which are made available to the Company pursuant to a collaborative research and license agreement. CMMI, which is funded primarily by grants from the National Cancer Institute (NCI), is located in Belleville, New Jersey. Dr. Goldenberg is the founder, current President and a member of the Board of Trustees of CMMI. Dr. Goldenberg's employment agreement permits him to devote such time as is necessary to fulfill his duties to the CMMI and IBC Pharmaceuticals, Inc, provided that such duties do not materially interfere with his ability to perform any of his obligations under the Goldenberg Agreement. Certain of the Company's consultants have employment relationships with CMMI, and Dr. Hans Hansen, the Company's emeritus executive officer, is an adjunct member of CMMI. Despite these relationships, the Company believes CMMI is independent of Immunomedics, and CMMI's management and fiscal operations are the responsibility of CMMI's Board of Trustees.

The Company has reimbursed CMMI for expenses incurred on behalf of the Company, including amounts incurred pursuant to research contracts, in the amount of approximately $105,000, $110,000, and $64,000 during the years ended June 30, 2008, 2007 and 2006, respectively. In fiscal years ended June 30, 2008, 2007 and 2006 the Company incurred $95,000, $67,000 and $40,000, respectively, of legal expenses for patent related matters for patents licensed to Immunomedics from CMMI. The Company may decide whether or not to support them. However, any inventions made independently of the Company at CMMI are the property of CMMI.

IBC Pharmaceuticals

IBC Pharmaceuticals, Inc. ("IBC") is a majority owned subsidiary of Immunomedics, Inc.

As of June 30, 2008, the shares of IBC Pharmaceuticals, Inc. were held as follows:

Stockholder	Holdings	Percentage of Total
Immunomedics, Inc.	5,599,705 shares of Series A Preferred Stock	73.26%
Third Party Investors	643,701 shares of Series B Preferred Stock	8.42%
David M. Goldenberg Millennium Trust	1,399,926 shares of Series C Preferred Stock	18.32%
		100.00%

In the event of a liquidation, dissolution or winding up of IBC, the Series A, B and C Preferred Stockholders would be entitled to $0.6902, $5.17 and $0.325 per share (subject to adjustment), respectively. The Series A and B stockholders would be paid ratably until fully satisfied. The Series C stockholders would be paid only after the Series A and B stockholders have been fully repaid. These liquidation payments would be made only to the extent the assets of IBC are sufficient to make such payments.

In each of the fiscal years 2008, 2007 and 2006, Dr. Goldenberg received $55,000 in compensation for his services to IBC. At June 30, 2008, Dr. Goldenberg was a director of IBC, while Cynthia L. Sullivan, Gerard G. Gorman and Phyllis Parker served as the President, Treasurer and Secretary, respectively, of IBC.

10. License Agreement

On May 9, 2006, the Company entered into the UCB Agreement providing UCB an exclusive worldwide license to develop, manufacture, market and sell epratuzumab for the treatment of all autoimmune disease indications. Under the terms of the UCB Agreement, the Company retains the rights to develop epratuzumab in the field of oncology, and UCB has an option to acquire development and commercialization rights to epratuzumab with respect to cancer indications at anytime prior to the first commercial sales thereof. If UCB exercises its buy-in right with respect to epratuzumab in the field of oncology, UCB will reimburse the Company for the development cost actually incurred, plus a buy-in fee.

Under the terms of the UCB Agreement, the Company received in cash from UCB non-refundable payments totaling $38 million (which included a $25 million upfront payment, plus a $13 million reimbursement for development costs of epratuzumab related to our clinical development of epratuzumab in patients with certain autoimmune conditions prior to the date of the UCB Agreement).

The Company determined that all elements under the collaboration and co-promotion agreement should be accounted for as a single unit of accounting under EITF 00-21, *Accounting for Revenue Arrangements with Multiple Deliverable*. In accordance with SAB No. 104 (Topic 13, *Revenue Recognition)*, deferral of revenue is appropriate regarding nonrefundable, upfront fees received in single unit of accounting arrangements. As the Company has continuing obligations under the UCB Agreement, and as significant development risk remains, the Company recorded the $38 million non-refundable payment as deferred revenue and was amortizing the $38 million payment received over the expected obligation period, which was initially estimated to end November 2009.

During the three-month period ended March 31, 2007, UCB decided to stop further new patient enrollment into the SLE clinical trials designed and initiated by the Company. UCB and its experts in the field of SLE believed that the clinical trial protocols designed and initiated by Immunomedics prior to the UCB Agreement should be revised; including potential changes to patient enrollment criteria as such changes may result in more rapid patient enrollment. UCB therefore decided to establish new protocols under which new clinical trials for the treatment of SLE would be conducted and subsequently terminated the two Phase III SLE clinical trials that had been designed and initiated by Immunomedics, for the treatment of Acute, Severe SLE ("SL0003") and Active SLE ("SL0004").

As a result of the UCB decision to terminate the two Phase III SLE trials initiated by Immunomedics, the Company is no longer able to determine how these decisions will impact its obligation period under the terms of the agreement with UCB. Accordingly, beginning in the third quarter of fiscal 2007, the Company ceased amortizing to revenue the deferred revenue recorded with the receipt of the up front payments from UCB at the inception of the license agreement until such time as the obligation period is reasonably determinable. The Company has been advised by UCB that it remains committed to developing epratuzumab for the treatment of SLE. The remaining balance of $31,145,000 is recorded as deferred revenue in the accompanying consolidated balance sheet until such time that the Company is able to reasonably estimate its obligation period.

The Company did not recognize any License Fee Revenues under this agreement for the 2008 fiscal year, as compared to $5,335,000 and $1,520,000 which was recognized for the 2007 and 2006 fiscal years, respectively.

In addition to the upfront payment, the Company is entitled to receive regulatory milestone payments, which could aggregate to a maximum of up to $145 million in cash payments and $20 million in equity investments. These milestone payments are dependent upon specific achievements in the regulatory approval process under the UCB Agreement. The Company will also receive product royalties based upon a percentage of aggregate annual net sales under the UCB Agreement during the product royalty term, which percentage is subject to reduction under certain circumstances. In addition, the Company will be entitled to receive sales bonuses of up to $135 million upon annual net sales reaching certain target levels. No clinical milestones or royalty payments were earned or received through June 30, 2008. There can be no assurance that these regulatory or sales achievements will be met and therefore there can be no assurance that the Company will receive such future payments.

The UCB Agreement called for the creation of a global autoimmune guidance committee, with equal representation by the Company and UCB, to plan and oversee the conduct and progress of the development and commercialization of epratuzumab. UCB has the deciding vote on the committee. UCB will be solely responsible for the development, manufacturing and commercialization of epratuzumab for the treatment of all autoimmune indications and for the continuation of ongoing clinical trials in SLE, with the Company responsible for supplying epratuzumab for the completion of clinical trials relating to SLE. The Company is also obligated to manufacture and supply epratuzumab to the limit of its' present capacity, if needed and at UCB's request, for the initial commercial launch of epratuzumab for the treatment of SLE and for certain future clinical trials for another autoimmune indication, if necessary. UCB will have sole responsibility for all clinical development, regulatory filings and related submissions, as well as all commercialization activities with respect to epratuzumab in all autoimmune indications.

Costs incurred relating to the manufacture of epratuzumab supplied for the clinical trials are recorded as research and development and are expensed as incurred.

The Agreement commenced on May 9, 2006 and shall terminate in accordance with the terms thereof or by mutual written consent, unless UCB decides to cease all development and commercialization of epratuzumab pursuant to the UCB Agreement. Either the Company or UCB has the right to terminate the UCB Agreement by notice in writing to the other party upon or after any material breach of the UCB Agreement by the other party, if the other party has not cured the breach within 60 days after written notice to cure has been given, with certain exceptions.

11. Commitments and Contingencies

Employment Contracts

On June 28, 2007 the Amended and Restated Employment Agreement, as amended, with Dr. Goldenberg was signed for the period through June 30, 2011 (see Note 9). As part of this new agreement a $150,000 annual minimum payment beginning in fiscal year 2008 was paid in the aggregate against all Revenue Incentive Compensation and Royalty Payments. For each of the years ended June 30, 2007 and 2006, the Company paid Dr. Goldenberg the minimum required payment of $100,000.

On December 31, 2006, the Company and Cynthia L. Sullivan entered into a two year agreement, the Amended and Restated Employment Agreement pertaining to Ms. Sullivan's service as the Company's President and Chief Executive Officer (see Note 9).

Operating Lease

Immunomedics is obligated under an operating lease for facilities used for research and development, manufacturing and office space. In November 2001, the Company renewed for an additional term of 20 years expiring in October 2021 at a base annual rate of $545,000, which is fixed for the first five years and increases thereafter every five years. The renewal includes an additional 15,000 square feet of space. Rental expense related to this lease was approximately $663,000 for each of the 2008, 2007 and 2006 fiscal years.

Including the extension of the facility lease as described above, the minimum lease commitments for facilities are as follows for fiscal years (in thousands):

2009	$ 556
2010	$ 556
2011	$ 556
2012	$ 662
2013	$ 715
Thereafter	$6,556

Potential Milestone Payment

If epratuzumab is approved for commercialization in the United States for non-Hodgkin's lymphoma therapy, the Company will also be required to make a milestone payment in the amount of $600,000 to an outside third party.

Legal Matters

Immunomedics is a party to various claims and litigation arising in the normal course of business, which includes some or all of certain of our patents. Management believes that the outcome of such claims and litigation will not have a material adverse effect on the Company's consolidated financial position and results of operations. The following is a summary of certain claims that are outstanding:

Former Employee Patent Litigation

In October 2006, the Company sued a former research scientist employee, seeking a declaration that the Company has the right, under a certain written agreement that the former employee executed at the time he commenced work for the Company, to an immediate assignment of all of the employee's rights, titles and interest in three patent applications that the employee filed after leaving the employ of the Company. The Company further seeks a judgment compelling the former employee to perform under the agreement and immediately assign to the Company all of their rights, titles and interest in these patent applications. The Company also seeks damages for breach of contract.

During that same month, the Company was sued by the same former employee noted above as well as two other parties claiming rights to the patents, seeking a declaration that (i) a certain written agreement executed by the former employee at or about the time he commenced work for the Company does not obligate the former employee to assign to the Company three patent applications filed by him after he ceased working for the Company, (ii) the Company has no ownership rights in said patent applications, and (iii) a certain Recordation Form Cover Sheet that the Company filed with the United States Patent and Trademark Office ("PTO") with respect to two of the three patent applications was invalid and unenforceable. Plaintiffs further seek a permanent injunction requiring the Company to withdraw the Recordation Form Cover Sheet that was filed with the PTO. The Company intends to vigorously defend this action.

A trial has been set to begin on November 12, 2008. The Company is unable to reasonably determine the outcome of this litigation at this time.

Former Vendor Dispute

During the 2007 fiscal year a dispute arose with a vendor regarding the value of services performed on behalf of the Company. The Company has recently negotiated a settlement with this vendor and the ultimate resolution was not material to the Company's financial position, cash flow or results of operations for the full fiscal year.

12. Debt and Line of Credit

In April 2005, the Company issued through a private placement $37,675,000 of 5% Senior Convertible Notes, due in May 2008, (the "5% Notes"). During the years ended June 30, 2007 and 2006, $30,305,000 and $7,370,000 of the 5% Notes were converted into shares of common stock at a price of $2.62 per share at the request of the 5% Notes' holders or at the direction of the Company in accordance with the terms of the 5% Notes Agreement. In addition, in accordance with the terms of the 5% Notes Agreement, the Company issued 953,763 and 602,179 shares of common stock for interest related payments and accrued interest due to the Note holders for the fiscal years ended June 30, 2007 and June 30, 2006, respectively. There are no 5% Notes debt outstanding as of June 30, 2008.

As part of the 5% Notes transaction, the Company included detachable warrants (the "Warrants") to purchase additional shares of the Company's common stock. The Warrants were convertible into shares of the Company's common stock at a rate of 76.394 shares of common stock for each $1,000 amount of principal 5% Notes. The Warrants were exercisable at $2.98 per share. For the year ended June 30, 2007, 64,935 warrants were exercised. No warrants were exercised in fiscal years ended June 30, 2008 or June 30, 2006. The warrants expired in April 2008.

In May 2003, Immunomedics completed a $6,376,000 bond financing with the New Jersey Economic Development Authority, pursuant to which Immunomedics was able to refinance its capital investment in a new manufacturing facility at a rate of interest below that which would have otherwise been available. At June 30, 2008, the Company's indebtedness under this financing was completed.

On June 6, 2008, the Company obtained a line of credit for a period of up to one year at an interest rate of LIBOR plus 1% (or 3.46% at June 30, 2008), for up to $9.0 million with a financial institution, secured by the auction rate securities. A commitment fee is charged on the unused portion of the line of credit at a rate of 0.50% per year. As of June 30, 2008, no borrowings had occurred by the Company under this line of credit. With the receipt of the cash proceeds from the Nycomed Agreement on August 21, 2008 (see Note 15), the Company and Bank of America, N.A. have agreed to terminate the parties' obligations under this line of credit.

13. Geographic Segments

Immunomedics manages its operations as one line of business of researching, developing, manufacturing and marketing biopharmaceutical products, particularly antibody-based products for the targeted treatment of cancer, autoimmune and other serious diseases, and it currently reports as a single industry segment. Immunomedics markets and sells its products in the United States and throughout Europe.

The following table presents financial information based on the geographic location of the facilities of Immunomedics as of and for the years ended (in thousands):

	June 30, 2008		
	United States	Europe	Total
Total assets	$ 31,759	$2,972	$ 34,731
Property and equipment, net	5,920	3	5,923
Revenues	355	3,296	3,651
Income (loss) before tax benefit	(24,511)	912	(23,599)

	June 30, 2007		
	United States	Europe	Total
Total assets	$ 58,009	$2,189	$ 60,198
Property and equipment, net	7,307	1	7,308
Revenues	5,658	2,848	8,506
Income (loss) before tax benefit	(17,694)	641	(17,053)

	June 30, 2006		
	United States	Europe	Total
Total assets	$ 55,548	$2,694	$ 58,242
Property and equipment, net	8,495	1	8,496
Revenues	2,297	2,056	4,353
Income (loss) before tax benefit	(29,011)	(40)	(29,051)

14. Defined Contribution Plans

U.S. employees are eligible to participate in the Company's 401(k) plan, while employees in international locations are eligible to participate in other defined contribution plans. Aggregate Company contributions to its benefit plans totaled approximately $46,000, $34,000 and $40,000 for June 30, 2008, 2007 and 2006, respectively.

15. Subsequent Event

On July 11, 2008 The Company entered into a License and Collaboration Agreement (the "Nycomed Agreement") with Nycomed GmbH ("Nycomed") providing Nycomed a worldwide license to develop, manufacture and commercialize veltuzumab, our humanized anti-CD20 antibody ("Veltuzumab") in the subcutaneous formulation, for the treatment of all non-cancer indications. We retain the rights to develop, manufacture and commercialize Veltuzumab in the field of oncology.

Under the terms of the Nycomed Agreement, Immunomedics received a non-refundable initial cash payment of $40 million on August 21, 2008. Immunomedics could also receive potential cash milestone payments of up to $580 million. These milestone payments are dependent upon completion of certain clinical, regulatory and sales-based milestones, each as set forth in the Nycomed Agreement. The Company will also receive an escalating double digit royalty based on annual net sales by Nycomed, its affiliates or sublicensees under the Nycomed Agreement during the royalty term.

The Nycomed Agreement contains customary termination provisions. In addition, the Nycomed Agreement may be terminated by Nycomed for any reason upon written notice to us, which will be effective 180 days from the date of receipt of such notice, provided that Nycomed may not terminate until 18 months after the Effective Date.

16. Quarterly Results of Operations (Unaudited)

	Three Months Ended							
	June 30 2008(2)	March 31 2008	Dec. 31 2007	Sept. 30 2007	June 30 2007	March 31 2007	Dec. 31 2006	Sept. 30 2006
	(In thousands, except for per share amounts)							
Consolidated Statements of Operations Data:								
Revenues	$ 964	$ 905	$ 1,001	$ 781	$ 838	$ 939	$ 3,399	$ 3,330
Gross profit(1)	856	766	781	555	531	721	570	570
Net loss	(6,946)	(8,156)	(3,204)	(4,603)	(4,624)	(5,117)	(4,457)	(2,458)
Net loss per common share allocable to common stockholders	$ (0.10)	$ (0.11)	$ (0.04)	$ (0.06)	$ (0.06)	$ (0.08)	$ (0.08)	$ (0.04)
Weighted average number of common shares outstanding	75,107	75,107	75,095	75,062	72,949	65,000	57,764	57,538

(1) Gross profit is calculated as product sales less cost of goods sold.

(2) Includes impairment charges on marketable securities for auction rate securities held by the Company of $750,000 and $2,200,000 for the three-month periods ended June 30, 2008 and March 31, 2008, respectively.

Immunomedics, Inc. and Subsidiaries
Schedule II—Valuation and Qualifying Reserves
For the Years Ended June 30, 2008, 2007 and 2006

Allowance for Doubtful Accounts

Year ended:	Balance at Beginning of Period	Changes to Reserve(1)	Credits to Expense	Other Charges	Balance at End of Period
June 30, 2006	$(149,535)	$ (2,085)	$(30,160)(2)	—	$(117,290)
June 30, 2007	$(117,290)	$ —	$ (8,068)(2)	—	$(109,222)
June 30, 2008	$(109,222)	$82,790	$ —	—	$(192,012)

(1) Uncollectible accounts charged off
(2) Changes in estimate of reserve due to improved collection efforts

Reserve for Inventory Obsolescence

Year ended:	Balance at Beginning of Period	Changes to Reserve	Charges to Expense	Other Charges	Balance at End of Period
June 30, 2006	$(150,000)	$89,000	$(5,500)	$—	$(66,500)
June 30, 2007	$ (66,500)	$66,500	$ —	$—	$ —
June 30, 2008	$ —	$ —	$ —	$—	$ —

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures: We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to record, process, summarize and disclose this information within the time periods specified in the rules promulgated by the SEC. Our Chief Executive and Chief Financial Officers are responsible for establishing and maintaining these disclosure controls and procedures and as required by the rules of the SEC, to evaluate their effectiveness. Based on their evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive and Chief Financial Officers believe that these procedures are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosures.

Management's Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Immunomedics; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, our management has concluded we maintained effective internal control over financial reporting as of June 30, 2008.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of Immunomedics' internal control over financial reporting.

Changes in internal controls: Such evaluation did not identify any changes in our internal controls over financial reporting that occurred during the three month period ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Immunomedics, Inc.

We have audited Immunomedics Inc.'s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Immunomedics Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Immunomedics Inc.'s maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Immunomedics, Inc. and subsidiaries as of June 30, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss, shareholder's (deficit) equity and cash flows for each of the three years in the period ended June 30, 2008 of Immunomedics, Inc. and our report dated August 22, 2008 expressed an unqualified opinion.

/s/ Ernst & Young LLP

MetroPark, New Jersey
August 22, 2008

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers, and Corporate Governance***

Information about our executive officers is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Compensation of Executive Officers" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on December 3, 2008, which we intend to file within 120 days of the end of our fiscal year.

Information required to be disclosed by this Item about our board of directors is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Nominees For Directors" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on December 3, 2008, which we intend to file within 120 days of the end of our fiscal year.

Information required to be disclosed by this Item about the Section 16(a) compliance of our directors and executive officers is incorporated in this annual report on Form 10-K by reference from the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive proxy statement for our 2007 annual meeting of stockholders scheduled to be held on December 3, 2008, which we intend to file within 120 days of the end of our fiscal year.

Information required to be disclosed by this Item about our board of directors, the audit committee of our board of directors, our audit committee financial expert, our Code of Business Conduct, and other corporate governance matters is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Our Corporate Governance" contained in our definitive proxy statement related to our 2008 annual meeting of stockholders scheduled to be held on December 3, 2008, which we intend to file within 120 days of the end of our fiscal year.

The text of our Code of Business Conduct, which applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) is posted in the "Corporate Governance" section of our website, www.immunomedics.com. A copy of the Code of Business Conduct can be obtained free of charge on our website. We intend to disclose on our website any amendments to, or waivers from, our Code of Business Conduct that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and The NASDAQ Stock Market.

Item 11. ***Executive Compensation***

Information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the sections entitled "Compensation for Executive Officers" and "Director Compensation" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on December 3, 2008, which we intend to file within 120 days of the end of our fiscal year.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the sections entitled "Ownership of Our Common Stock," and "Compensation for Executive Officers" and "Director Compensation" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on December 3, 2008, which we intend to file within 120 days of the end of our fiscal year.

Item 13. ***Certain Relationships and Related Transactions and Director Independence***

The information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the section(s) entitled "Certain Relationships and Related Transactions" and "Our Corporate Governance," "Compensation for Executive Officers," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on December 3, 2008, which we intend to file within 120 days of the end of our fiscal year.

Item 14. ***Principal Accounting Fees and Services.***

This information required to be disclosed by this Item is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Independent Registered Public Accounting Firm" contained in our definitive proxy statement for our 2008 annual meeting of stockholders scheduled to be held on December 3, 2008, which we intend to file within 120 days of the end of our fiscal year.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) Documents filed as part of this Report:

1. Consolidated Financial Statements:

   Consolidated Balance Sheets—June 30, 2008 and 2007

   Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended June 30, 2008, 2007 and 2006

   Consolidated Statements of Changes in Stockholders' Equity for the years ended June 30, 2008, 2007 and 2006

   Consolidated Statements of Cash Flows for the years ended June 30, 2008, 2007 and 2006

   Notes to Consolidated Financial Statements

   Reports of Independent Registered Public Accounting Firm—Ernst & Young LLP

2. Financial Statement Schedules:
   Schedule II—Valuation and Qualifying Reserves

3. List of Exhibits

Exhibit No.	Description
3.1(a)	Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on July 6, 1982. (b)
3.1(b)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on April 4, 1983. (b)
3.1(c)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on December 14, 1984. (b)
3.1(d)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on March 19, 1986. (b)
3.1(e)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 17, 1986. (b)
3.1(f)	Certificate of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 21, 1990. (c)
3.1(g)	Certificate of Amendment of the Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on November 12, 1992. (e)
3.1(h)	Certification of Amendment of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 7, 1996. (g)
3.1(i)	Amended Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock of Immunomedics, Inc. (i)
3.1(j)	Certificate of Designation of Series G Junior Participating Preferred Stock of the Company, as filed with the Secretary of State of the State of Delaware on March 15, 2002. (o)

Exhibit No.	Description
3.1(k)	Certificate of Amendment to the Certificate of Incorporation of the Company as filed with the Secretary of the State of Delaware on August 25, 2005. (x)
3.2	Second Amended and Restated By-Laws of the Company. (z)
4.1	Specimen Certificate for Common Stock. (o)
4.2	Rights Agreement, dated as of March 4, 2002, between the Company and American Stock Transfer and Trust Company, as rights agent, and form of Rights Certificate.(m)
4.3	Warrant For the Purchase of Shares of Common Stock of the Company, dated as of May 23, 2002. (n)
4.4	Indenture dated as of January 20, 2004, between the Company and The Bank of New York, as trustee, for 3.25% Convertible Senior Notes due January 12, 2006. (p)
4.5	Form of 3.25% Convertible Senior Note due January 12, 2006 (included in Exhibit 4.4). (p)
4.6	Registration Rights Agreement dated as of January 20, 2004, by and between the Company and Bear, Stearns & Co. Inc. for 3.25% Convertible Senior Notes due January 12, 2006. (p)
4.7	Purchase Agreement dated as of January 12, 2004, by and between the Company and Bear, Stearns & Co. Inc. for 3.25% Convertible Senior Notes due January 12, 2006. (p)
10.1#	Immunomedics, Inc. 2002 Stock Option Plan, as amended. (o)
10.2	Amendment, dated March 11, 1995, to the Amended and Restated License Agreement among the Company, CMMI, and David M. Goldenberg, dated December 11, 1990. (f)
10.3	License Agreement, dated as of January 21, 1997, between the Company and Center for Molecular Medicine and Immunology, Inc. (h)
10.4	License Agreement, dated March 5, 1999, by and between the Company and IBC Pharmaceuticals. (j)
10.5	Development and License Agreement, dated December 17, 2000, between the Company and Amgen, Inc., as amended on April 1, 2001 (Confidentiality treatment has been granted for certain portions of the Agreement). (k)
10.6	Agreement among the Company, David M. Goldenberg and the Center for Molecular Medicine and Immunology, Inc., dated May, 1983. (a)
10.7	Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (d)
10.8	Contract for Services dated effective as of January 1, 2002 between the Company and LogoSys Logistik GmbH. (l)
10.9	Contribution and Assignment Agreement, dated as of June 30, 2002, between IBC Pharmaceuticals, LLC and IBC Pharmaceuticals, Inc. (o)
10.10	Bond Financing Agreement, dated May 27, 2003, between the New Jersey Economic Development Authority, the Company as Borrower, Fleet National Bank as Agent and as Purchaser. (q)
10.11	Placement Agency Agreement, dated July 28, 2004, by and between the Company and RBC Capital Markets Corporation. (r)

Exhibit No.	Description
10.12	Form of Registration Rights Agreement between Immunomedics, Inc. and several purchasers. (s)
10.13	Form of Warrant Agreement between Immunomedics, Inc. and JPMorgan Chase Bank, N.A. as Warrant Agent. (s)
10.14	Form of Indenture by and among Immunomedics, Inc., Law Debenture Trust Company of New York as Trustee, and JPMorgan Chase Bank, N.A. as Registrar, Paying Agent and Conversion Agent. (s)
10.15	Form of Purchase Agreement between Immunomedics, Inc. and several purchasers. (s)
10.16†	Development, Collaboration and License Agreement between UCB, S.A. and Immunomedics, Inc. dated May 9, 2006. (bb)
10.17	Change of Control and Severance Agreement, dated as of March 10, 2006, by and between the Immunomedics, Inc. and Gerard G. Gorman. (t)
10.18	Amended and Restated Employment Agreement, dated as of December 31, 2006, between Immunomedics, Inc. and Cynthia L. Sullivan. (u)
10.19	Form of Subscription Agreement by and among the Company and the Purchasers dated May 1, 2007. (v)
10.20	Form of Placement Agent Agreement by and between the Company and Lazard Capital Markets LLC dated May 1, 2007. (v)
10.21#	Amended and Restated Employment Agreement, effective as of July 1, 2007, between Immunomedics, Inc. and Dr. David M. Goldenberg. (w)
10.22	Immunomedics, Inc. 2006 Stock Incentive Plan (y)
10.23	Amendment 2007-1 to the Immunomedics, Inc. 2006 Stock Incentive Plan (y)
10.24	Form of Stock Option Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (cc)
10.25	Form of Change of Control Addendum to the Stock Option Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (cc)
10.26	Form of Notice of Grant of Stock Option under the Immunomedics, Inc.2006 Stock Incentive Plan, as amended. (cc)
10.27	Form of RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (cc)
10.28	Form of Change of Control Addendum to RSU Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (cc)
10.29	Form of Initial Director RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (cc)
10.30	Form of Annual Director RSU Issuance Agreement under the Immunomedics, Inc. 2006 Stock Incentive Plan, as amended. (cc)
10.31	First Addendum, dated May 5, 1993, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (cc)

Exhibit No.	Description
10.32	Second Addendum, dated March 29, 1995, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (cc)
10.33	Letter Amendment, dated October 5, 1998, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (cc)
10.34	Fourth Amendment Expansion/Extension Agreement dated August 15, 2001, of the Lease Agreement with Baker Properties Limited Partnership, dated January 16, 1992. (cc)
10.35	Split-Dollar Insurance Agreement dated September 19, 1994 by and between Immunomedics, Inc. and the David M. Goldenberg Insurance Trust. (cc)
10.36	Collateral Assignment dated September 19, 1994 by and between Immunomedics, Inc. and the David M. Goldenberg Insurance Trust. (cc)
10.37	Split-Dollar Insurance Agreement dated April 2, 1992, by and between Immunomedics, Inc. and the David M. and Hildegard Goldenberg Irrevocable Trust. (cc)
10.38	Executive Supplemental Benefits Agreement with David M. Goldenberg, dated as of July 18, 1986. (aa)
10.39	David M. Goldenberg Severance Agreement, dated as of June 18, 2002, between David M. Goldenberg and the Company. (o)
10.40	Termination Agreement of the Split-Dollar Insurance Agreement dated September 7, 2007 between Immunomedics, Inc. and Eva J. Goldenberg, Deborah S. Goldenberg, Denis C. Goldenberg and Neil A. Goldenberg, the Trustees of the David M. and Hildegard Goldenberg Irrevocable Insurance Trust dated January 21, 1992. (cc)
10.41	Termination Agreement of the Executive Supplemental Benefits Agreement dated September 7, 2007 between Immunomedics, Inc. and David M. Goldenberg. (cc)
10.42#	Termination of Split-Dollar Agreement relating to that certain Split-Dollar Insurance Agreement dated September 19, 1994 by and between Immunomedics, Inc and the David M. Goldenberg Insurance Trust, dated December 26, 2007. (dd)
10.43	Amendment No. 1 to Amended and Restated Employment Agreement by and between the Company and David M. Goldenberg, dated January 31, 2008. (ee)
10.44*	Loan Agreement with Bank of America, N.A. providing for a $9.0 million line of credit, dated June 6, 2008.
10.45*†	License and Collaboration Agreement with Immunomedics, Inc and Nycomed GmbH, dated July 11, 2008.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP
31.1*	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
32.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
32.2*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(a) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-1 effective October 6, 1983 (Commission File No. 2-84940).
(b) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990.
(c) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1990.
(d) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-2 effective January 30, 1992 (Commission File No. 33-44750).
(e) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993.
(f) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.
(g) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996.
(h) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996.
(i) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, dated December 15, 1998.
(j) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, dated March 23, 1999.
(k) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q (as amended) for the fiscal quarter ended March 31, 2001.
(l) Incorporated by reference from the Exhibits to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001.
(m) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, dated March 8, 2002.
(n) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-3, as filed with the Commission on June 12, 2002.
(o) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.
(p) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-3, as filed with the Commission on April 23, 2004.
(q) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004.
(r) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on August 2, 2004.
(s) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on May 2, 2005.
(t) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on March 10, 2006.
(u) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on January 3, 2007.
(v) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on May 2, 2007.
(w) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on June 29, 2007.
(x) Incorporated by reference from exhibits to the Company's Annual Report of Form 10-K for the fiscal year ended June 30, 2005.
(y) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-8 (Commission File Number 333-143420).

(z) Incorporated by reference from the Exhibits to the Company's Current Reports on Form 8-K as filed with the Commission on August 27, 2007.

(aa) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1986.

(bb) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006

(cc) Incorporated by reference from the Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

(dd) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on December 26, 2007.

(ee) Incorporated by reference from the Exhibits to the Company's Current Report on Form 8-K, as filed with the Commission on February 6, 2008.

* Filed herewith

\# Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 14(c) of this report

† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOMEDICS, INC.

Date: August 26, 2008

By: /s/ CYNTHIA L. SULLIVAN

Cynthia L. Sullivan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID M. GOLDENBERG David M. Goldenberg	Chairman of the Board	August 26, 2008
/s/ CYNTHIA L. SULLIVAN Cynthia L. Sullivan	President, Chief Executive Officer and Director (Principal Executive Officer)	August 26, 2008
/s/ MARVIN E. JAFFE Marvin E. Jaffe	Director	August 26, 2008
/s/ MORTON COLEMAN Morton Coleman	Director	August 26, 2008
/s/ MARY PAETZOLD Mary Paetzold	Director	August 26, 2008
/s/ BRIAN A. MARKISON Brian A. Markison	Director	August 26, 2008
/s/ DON C. STARK Don C. Stark	Director	August 26, 2008
/s/ EDWARD T. WOLYNIC Edward T. Wolynic	Director	August 26, 2008
/s/ GERARD G. GORMAN Gerard G. Gorman	Senior Vice President, Finance and Business Development, Chief Financial Officer (Principal Financial and Accounting Officer)	August 26, 2008

EXHIBIT LIST
(excludes documents incorporated by reference)

10.44 *	Loan Agreement with Bank of America, N.A. providing for a $9.0 million line of credit, dated June 6, 2008.
10.45*†	License and Collaboration Agreement with Immunomedics, Inc and Nycomed GmbH, dated July 11, 2008.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP.
31.1*	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

\# Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 14(c) of this report.

† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(Exhibits available upon request)

[THIS PAGE INTENTIONALLY LEFT BLANK]

DEAR FELLOW STOCKHOLDERS,

We are delighted to have consummated a license and collaboration partnership with Nycomed, who we strongly believe is the ideal partner for subcutaneous veltuzumab in all non-cancer indications. With Nycomed funding the current and future clinical development of veltuzumab in non-cancer diseases and the infusion of cash from this licensing agreement, we believe we are now in a historically strong financial position to support the development of our rich pipeline of innovative product candidates. Our strategic plan focuses our efforts on advancing a few key products in markets with either unmet medical needs or large commercial potential.

We continue to investigate the subcutaneous formulation of veltuzumab in patients with immune thrombocytopenic purpura. This clinical trial expense is reimbursed by our partner Nycomed. A second study examining the formulation in NHL or chronic lymphocytic leukemia (CLL) patients is progressing well. Early results from both trials were very encouraging and preliminary results have been submitted for presentation at this year's annual meeting of the American Society of Hematology in December.

Our experience with hPAM4 this year has been impressive. Newly diagnosed patients with advanced pancreatic cancer have responded favorably to the antibody labeled with the powerful radioisotope, yttrium-90, when administered in small fractions and in combination with gemcitabine. We plan to continue patient enrollment in the hope that PAM4 will become a viable frontline treatment option for pancreatic cancer patients. Our strategy for this important product candidate includes potentially taking it through to commercialization on our own.

Epratuzumab, our product candidate that targets the CD22 antigen on normal and malignant B-cells, has also produced encouraging results. The North Central Cancer Treatment Group (NCCTG) recently reported promising interim data from their study combining epratuzumab with rituximab and CHOP (ER-CHOP) in patients with newly diagnosed diffuse large B-cell lymphoma. Should full analysis on all patients, which is expected to be completed by the end of calendar year 2008, be confirmatory, NCCTG may initiate a randomized Phase III trial to compare the efficacy of ER-CHOP with R-CHOP in this patient population.

The two other studies with epratuzumab, sponsored by National Cancer Institute's study groups, are currently ongoing. The Children's Oncology Group has begun the Phase II portion of their clinical trial, testing epratuzumab in pediatric acute lymphoblastic leukemia (ALL), in combination with standard chemotherapy. The Cancer and Leukemia Group B study, evaluating the combination of epratuzumab and rituximab as a first-line treatment for patients with follicular lymphoma, continues to enroll patients.

In calendar year 2009, we hope to begin a registration trial using a combination of epratuzumab and veltuzumab for patients with non-Hodgkin's lymphoma (NHL). A British-sponsored study of the epratuzumab-veltuzumab combination for adult patients with ALL is also expected to begin patient enrollment during the year 2009. Our goal is to seek approvals for the use of our two humanized antibodies, epratuzumab and veltuzumab, as a combination for frontline therapy of diffuse large B-cell lymphoma and follicular lymphoma, the two major subtypes of NHL.

Milatuzumab, our last product candidate under clinical development, has received two orphan drug designations from FDA for the treatment of multiple myeloma and chronic lymphocytic leukemia. Phase I/II studies in both disease indications are open and enrolling patients. We have submitted data from the multiple myeloma trial for presentation at the American Society of Hematology annual meeting this December. Additionally, an investigator-sponsored study is currently underway enrolling patients with NHL or CLL. To fully exploit the rapid internalization property of milatuzumab when bound to CD74, we have conjugated it with doxorubicin. We are in the process of preparing an IND to begin clinical evaluation of this antibody-drug conjugate during 2009.

On behalf of our senior management, employees and Board of Directors, I thank you for your continued support.

Most sincerely,

Cynthia L. Sullivan

Management Team

David M. Goldenberg, Sc.D., M.D.
Chairman of the Board, Chief Scientific Officer
& Chief Medical Officer

Cynthia L. Sullivan, M.S., M.B.A.
President, Chief Executive Officer & Director

Gerard G. Gorman, M.B.A.
Sr. Vice President, Finance & Business
Development & Chief Financial Officer

Ken Chang, Ph.D.
Vice President, Research & Development,
IBC Pharmaceuticals, Inc.

Henry W. Founds, Ph.D.
Sr. Director, Toxicology & Regulatory Affairs

Lutz Greiner-Bechert, Ph.D.
Vice President, European Operations

Hans J. Hansen, Ph.D.
Emeritus Vice President, Research &
Development & Intellectual Property

William A. Wegener, M.D., Ph.D.
Sr. Vice President, Clinical Research

Jinyou Zhang, Ph.D.
Associate Vice President, Process
Development & Manufacturing

Phyllis Parker
Corporate Secretary

Board Of Directors

David M. Goldenberg, Sc.D, M.D.
Chairman of the Board, Chief Scientific Officer
& Chief Medical Officer

Morton Coleman, M.D.(3)(4)
Director of the Center for Lymphoma
and Myeloma at New York Presbyterian
Hospital-Cornell Medical Center

Marvin E. Jaffe, M.D.*(1)(2)(3)(4)
Former President, R.W. Johnson
Pharmaceutical Research Institute

Brian A. Markison(2)(3)(4)
Chairman of the Board,
President & Chief Executive Officer
King Pharmaceuticals, Inc.

Mary E. Paetzold, CPA(1)(2)(4)
Former Board Member, Vice President,
CFO, Secretary and Treasurer of Ecogen, Inc.

Don C. Stark(1)(3)
President & CEO Whistler Associates, Inc.

Cynthia L. Sullivan, M.S., M.B.A.
President, Chief Executive Officer & Director

Edward T. Wolynic Ph.D.(2)(3)(4)
Former Chief Technology Officer & Group Vice
President of Strategic Technologies, Engelhard
Corporation

* Dr. Jaffe has decided not to stand for re-election to the Board of Directors at the Company's next Annual Meeting of Stockholders, scheduled to be held on December 3, 2008.

Standing Committees of the Board of Directors

(1) Audit Committee
(2) Compensation Committee
(3) Research & Development Committee
(4) Governance and Nominating Committee

Corporate Headquarters

Immunomedics, Inc.
300 American Road
Morris Plains, NJ 07950
Telephone: 973-605-8200
Fax: 973-605-8282
www.immunomedics.com
www.leukoscan.com

European Headquarters

Immunomedics GmbH
Otto-Roehm-Strasse 69
64293 Darmstadt
Germany
Telephone: 49-6151-6671566
Fax: 49-6151-6671577

Independent Registered
Public Accounting Firm

Ernst & Young LLP
99 Wood Avenue South
Iselin, NJ 08830

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York NY 10038

Annual Meeting

Time: 10:00 a.m.
Date: Wednesday, December 3, 2008
Location: Immunomedics, Inc.
300 American Road
Morris Plains, NJ 07950

The Common Stock of Immunomedics, Inc. (IMMU) is traded on the NASDAQ Global Market.

This annual report, in addition to historical information, contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such statements may involve significant risks and uncertainties and actual results could differ materially from those expressed or implied herein. Factors that could cause such differences include, but are not limited to, risks associated with new product development (including clinical trials outcome, regulatory requirement/actions), competitive risks to marketed products and availability of financing and other sources of capital as well as the risks discussed in the Company's Annual Report on Form 10-K for the year ended June 30, 2008.

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